Amendment No. 1 to Confidential Draft Submission

As confidentially submitted to the Securities and Exchange Commission on May 14, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALPHA TEKNOVA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8731	94-3368109
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2290 Bert Dr.

Hollister, CA 95023

(831) 637-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Gunstream

President and Chief Executive Officer

Alpha Teknova, Inc.

2290 Bert Dr.

Hollister, CA 95023

(831) 637-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey T. Hartlin Elizabeth A. Razzano Paul Hastings LLP 1117 S. California Avenue Palo Alto, CA 94304 (650) 320-1800	Michael S. Kagnoff Patrick J. O’Malley Michael Maline DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121-2133 (858) 677-1400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b 2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.00001 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of any additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to completion)	Dated , 2021

            Shares

Alpha Teknova, Inc.

Common Stock

This is an initial public offering of shares of common stock of Alpha Teknova, Inc. All of the                  shares of common stock are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We have applied to list our common stock on the Nasdaq Global Market under the symbol “TKNO.”

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. Following the closing of this offering, Telegraph Hill Partners IV, L.P. and its affiliate THP IV Affiliates Fund, LLC will continue to own a majority of the shares entitled to vote in the election of our directors. As a result, we will be a “controlled company” under the corporate governance standards of The Nasdaq Stock Market LLC and will be exempt from certain corporate governance requirements of the rules thereof. See the sections titled “Prospectus Summary—The Offering—Controlled company” and “Risk Factors—Risks Related to Our Common Stock and this Offering.”

See the section titled “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Alpha Teknova, Inc.(1)	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                 shares of common stock from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                  , 2021.

Joint Book-Running Managers

Cowen	William Blair

Co-Managers

BTIG	Stephens Inc.

                 , 2021

You should rely only on the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information or to make any other representations, and we and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the term:

∎	“2016 Plan” means the Alpha Teknova, Inc. 2016 Stock Plan;

∎	“2020 Plan” means the Alpha Teknova, Inc. 2020 Equity Incentive Plan;

∎	“2021 Plan” means the Alpha Teknova, Inc. 2021 Equity Incentive Plan, an equity incentive plan that we intend to adopt prior to the closing of this offering;

∎	“Bribery Act” means the U.K. Bribery Act 2010;

∎	“CAGR” means compound annual growth rate;

∎	“COBRA” means Consolidated Omnibus Budget Reconciliation Act;

∎	“Code” means the Internal Revenue Code of 1986, as amended;

∎

“Credit Agreement” means, collectively, that certain credit and security agreement (Term Loan), dated as of March 26, 2021, by and among the Company and Midcap Financial Trust, as agent and as a lender, and the additional lenders from time to time party thereto, and that certain credit and security agreement (Revolving Loan), dated as of March 26, 2021, by and among the Company and Midcap Financial Trust, as agent and as a lender, and the additional lenders from time to time party thereto;

∎	“DGCL” means the General Corporation Law of the State of Delaware, as amended;

∎	“EBITDA” means earnings before interest, taxes, depreciation and amortization;

∎	“EEA” means the European Economic Area;

∎	“EMA” means the European Medicines Agency;

∎	“ESPP” means the Alpha Teknova, Inc. 2021 Employee Stock Purchase Plan, an equity incentive plan that we intend to adopt prior to the closing of this offering;

∎	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

∎	“FCPA” means the U.S. Foreign Corrupt Practices Act;

∎	“FDA” means the U.S. Food and Drug Administration;

∎	“GAAP” means U.S. generally accepted accounting principles;

∎	“GCP” means Good Clinical Practices;

∎	“GDPR” means the European Union’s General Data Protection Directive;

∎	“GMP” means Good Manufacturing Practices;

∎	“IRS” means the Internal Revenue Service;

∎	“ISO” means the International Organization for Standardization;

∎	“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended;

∎	“mRNA” means messenger RNA;

∎	“Nasdaq Rules” means the rules and listing standards of The Nasdaq Stock Market LLC;

∎	“QC” means quality control;

∎	“QMS” means quality management system;

∎	“R&D” means research and development;

∎	“RNA” means ribonucleic acid;

∎	“RUO” means research use only;

∎	“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;

∎	“SEC” means the U.S. Securities and Exchange Commission;

∎	“Securities Act” means the U.S. Securities Act of 1933, as amended;

∎	“TAM” means our total addressable market;

ii

∎	“THP” means, collectively, Telegraph Hill Partners IV, L.P. (“THP LP”) and its affiliate THP IV Affiliates Fund, LLC (“THP LLC”); and

∎	“underwriters” means the firms listed on the cover page of this prospectus.

For ease of reference, we have repeated definitions for certain of these terms in other portions of the body of this prospectus. All such definitions conform to the definitions set forth above.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Teknova,” “company,” “we,” “us” and “our” refer to Alpha Teknova, Inc.

Overview

We are a leading provider of critical reagents that enable the discovery, research, development and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics. Our 3,000 active customers span the entire continuum of the life sciences market and include leading pharmaceutical and biotechnology companies, contract development and manufacturing organizations, in vitro diagnostics franchises, and academic and government research institutions. Our company is built around proprietary manufacturing processes that are highly adaptable and versatile. These proprietary processes enable us to manufacture and deliver high quality, custom, made-to-order products on a short turnaround time and at scale, across all stages of development, including commercialization.

We have substantial expertise in manufacturing customer-specified formulations and have demonstrated the ability to manufacture and deliver our products to customers quickly. Due to our expertise in supply chain management, product creation, chemical formulation, and QC, developed over more than two decades, we are typically able to move a new custom product into production in less than one week from order receipt. This allows our customers to potentially receive their products in weeks as compared to months from alternative suppliers employing traditional production environments. Our processes are designed to handle a diverse array of customer-requested inputs, which vary by volume, chemical formulation, quality specifications, container types, and transportation requirements, enabling broad use of our products across the full scope of the life sciences market.

Our proprietary capabilities and products underpin the value we provide to customers across the entire product development workflow, allowing us to scale with our clients over time and as they grow, support their need for materials in greater volume and meet increasingly stringent regulatory requirements. We offer three primary product types: pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification. Our products are introduced to customers in the discovery phase of development, where off-the-shelf (stock) formulations are used for initial experimentation. As customers’ product development progresses and they advance to requiring products with improved performance, increased volume amounts, and the capability of meeting certain GMP regulatory requirements, they routinely order high value, custom, made-to-order and GMP-grade products. We believe the highly bespoke nature of our portfolio makes us a critical, trusted supplier to our customers.

Due to the extensive validation required for these custom products, our customers frequently integrate them as components into the lifecycle of their own products and, we believe, are unlikely to substitute Teknova’s components with alternatives. As a result, our customer relationships typically span many years and help drive recurring business. Moreover, we are committed to delivering high levels of customer satisfaction through continued investment in our customer service, infrastructure, quality systems and manufacturing processes. Since 2018, we have achieved an annual customer retention rate of approximately 97% for customers purchasing more than $10,000 yearly, which customers account for just over 12% of our customer base and more than 88% of our average annual revenue during that period. We believe the Teknova brand is well established in the life sciences industry as a result of our track record of delivering high quality, custom products and providing superior customer service over two decades.

We participate in multiple market segments because customers use our products across the life sciences, including in high growth areas like cell and gene therapy research, development, and production. We believe our prospects for growth will also benefit from developments in other fields, including the validation of mRNA vaccines and their possible use in therapies, continued significant investment in synthetic biology, and growing interest in molecular diagnostics and genomics. Based on industry consultants and our internal estimates, we believe our TAM opportunity in 2020 was approximately $8.2 billion and expect that addressable market to grow at a 9.7% CAGR to $11.9 billion by 2024. Our internal estimates reflect our judgments about, among other things, future economic, competitive, regulatory and market conditions, and our future business decisions, all of which are inherently subject to significant uncertainties and contingencies, including, among others, the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The investment capital raised by companies developing and commercializing cell and gene therapies increased from $9.8 billion in 2019 to $19.9 billion in 2020, according to the Alliance for Regenerative Medicine. Based on third party research, the global market for cell and gene therapies is expected to grow from $2.3 billion in 2020 to $45.4 billion by 2026. As a supplier to more than 65 leading cell and gene therapy organizations, we are well positioned to benefit from the rapid growth in this market through our high quality, custom, made-to-order products.

Teknova is a leading provider of research and GMP-grade bacterial cell culture media and specialized chromatography solutions—reagents required for plasmid and therapeutic nucleic acid production—which we believe positions us especially well to capture share in the high-growth cell and gene therapy markets.

We believe the key industry factors that will drive our growth include:

∎	the central role that bacterial cell culture plays in producing plasmids, an essential ingredient in cell and gene therapy bioproduction;

∎	the complexity of viral purification, which requires new, customized research and GMP-grade chromatography formulations to increase viral production efficiency, yield and purity;

∎	the growing demand for a single, adaptable, end-to-end provider that can offer both research use only (“RUO”) as well as GMP-grade, custom, made-to-order products with short turnaround times;

∎	the importance of GMP-grade products in a highly scrutinized development and manufacturing process, with a variety of complex and stringent regulatory requirements; and

∎	the need for suppliers capable of scaling the volume of product up and down, readily shifting with customers’ needs.

The nature of many of our products and their uses require that they be manufactured by highly trained personnel in contamination-controlled environments, following exacting procedures to ensure quality. We manufacture our products at our facilities in California, which were purpose-built to address our customers’ needs for custom-made, research or GMP-grade critical input components.

We recorded net sales of $9.1 million, net loss of $0.7 million and Adjusted EBITDA of $0.0 million for the three months ended March 31, 2021. We generated revenue growth of approximately 49% for the three months ended March 31, 2021 as compared to the same period in the prior year. A contributor of this growth was the success of our Sample Transport medium, one of our newer products used to aid in COVID-19 sample transport. We recorded net sales of $31.3 million, net income of $3.6 million and Adjusted EBITDA of $7.0 million for the twelve months ended December 31, 2020. We generated revenue growth of approximately 51% for the twelve months ended December 31, 2020 as compared to the same period in the prior year. A contributor of this growth was the success of our Sample Transport medium, one of our newer products used to aid in COVID-19 sample transport, which offset decreased spending amongst some customers at the onset of the pandemic. For the definitions of Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income or loss, see the sections titled “—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Competitive Strengths

∎

Expertise in Complex Chemical Formulation Manufacturing.    Through two decades of capital investment and process optimization, we have created a production system designed to manufacture complex, customer-specified formulations, which we believe enables us to produce and QC custom products faster than our competitors. We utilize our proprietary chemical formulation and production knowhow, supported by a product database consisting of the formulations of thousands of previously made products. This database, along with our tenured staff, allows us to quickly determine the optimal production process and meet the associated complexity requirements for custom orders. We believe our ability to rapidly customize has led to significant adoption of our products.

∎

Quality and Regulatory Expertise Drives Deep Customer Relationships.    Our customers rely on us to meet the high quality, reliability and performance standards required by the life sciences industry while also facilitating the development of novel, innovative products. We establish trusted relationships during the early stages of product development, as we manufacture customer-specified formulations to aid in the optimization of therapeutic or diagnostic production processes. Our customers frequently validate these custom-made research and GMP-grade components into their production processes, which often leads to deep relationships with our customers, and the purchasing of our components for the life of a product.

∎

Industry Leading Delivery Time for Custom Products.    Our operations, built upon our proprietary manufacturing processes developed over the past 20 years, enables adaptable, versatile, and rapid production of complex, custom, made-to-order chemical formulations. Due to our expertise in supply chain management, product creation, chemical formulation, and QC, developed over more than two decades, we are typically able to move a new custom product into production in less than one week from order receipt. In addition, we can provide custom solutions at low minimum volumes and increase in scale by 100-fold within the same production environment, allowing customers to potentially receive their products in weeks rather than the months associated with traditional production environments. We ship 90% of our custom products less than three weeks from order placement.

∎

Well Positioned in Rapidly Evolving Cell and Gene Therapy Market.    Our products are critical components frequently used in the research and development of cell and gene therapy derived pharmaceuticals and vaccines. In particular, we are a leading provider of RUO and GMP bacterial cell culture media and specialized chromatography solutions—reagents required for plasmid and therapeutic nucleic acid production—which we believe positions us especially well to capture share in these growing markets.

∎

Experienced Leadership and Talented Workforce.    Our senior management team has vast experience across the life sciences, diagnostics, and biopharmaceutical market segments and has more than 80 years of collective experience in these segments. Our employees, a number of whom have been with the company for over a decade, provide tailored support, guidance and service for our customers.

Our Strategy

Our goal is to provide our customers the products necessary to accelerate their therapeutic development efforts, from basic research to commercialization of drugs that improve human health. The key elements of our business strategy to achieve this goal include:

∎

Increase Integration of Our Products into Our Customers’ Workflows.    Building long-term partnerships and embedding our products within our customers’ key workflows are at the core of our strategy. As customers move from stock to custom and, ultimately, to clinical production, their total expenditure significantly increases. We intend to further integrate into customer workflows during their product development by partnering with them to develop customized reagents for their workflows, providing excellent customer and technical support, and facilitating the scale-up in volume and regulatory stringency as they move towards production.

∎

Provide Superior Customer Service Through Operational Excellence.    We are committed to providing superior customer service and to continuously developing our existing operational excellence. We intend to invest heavily in automation and infrastructure to substantially increase the manufacturing capacity at our facilities, which we believe will improve our operating efficiency and reduce delivery time for custom research and GMP-grade products.

∎

Expand R&D and Commercial Scale to Establish Leadership in High Growth Market Segments.    We are investing substantially in our marketing, sales, R&D, and technical support capabilities. We believe this investment will allow us to increase our brand awareness, develop new products and services, and attract new customers, particularly those in the high growth gene therapy and nucleic acid therapeutic market segments. We intend to onboard new gene therapy and mRNA therapeutic customers by expanding our viral and nucleic acid bioproduction expertise and establishing a scientific field presence to provide new services and support models. We believe these efforts will also allow us to support our existing customers when they migrate from research to GMP-grade products.

∎

Selectively Expand in Geographies with Attractive Growth Potential.    We believe there is significant opportunity for our high quality, custom products in markets outside of the U.S., including Europe. Based on our knowledge of the industry, we believe the local supply base in Europe is not able to produce customer-specified formulations with the diversity and at the scale necessary to satisfy the corresponding demand, with the short turnaround times customers will expect. We intend to expand into these markets by developing new relationships enabling us to establish manufacturing capabilities or by acquiring existing operating businesses in Europe.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section titled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

∎	we have incurred operating losses in the past and may incur losses in the future;

∎

our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide, including the potential decline of revenue from our Sample Transport product line or other product lines as the COVID-19 pandemic eases;

∎

our efforts to increase the scale and capacity of our manufacturing processes and systems could be disruptive to our operations and adversely affect our results of operations and financial condition, and we may not realize some or all of the anticipated benefits of these initiatives in the time frame anticipated or at all;

∎

we depend on a limited number of customers for a high percentage of our revenue. For the year ended December 31, 2020, our largest customer is a distributor that accounted for 15% of our total revenue and our next largest customer accounted for 10% of our total revenue, each of which buy from us on a purchase order basis. If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenue with our existing customers, or if we fail to enter into new relationships, our future operating results will be adversely affected;

∎

we compete with life science, pharmaceutical and biotechnology companies, some of whom are our customers, who are substantially larger than we are and potentially capable of developing new approaches that could make our products and technology obsolete or develop their own internal capabilities that compete with our products;

∎	it may be difficult for us to implement our strategies for revenue growth in light of competitive challenges;

∎	future strategic investments or transactions may require us to seek additional financing, which we may not be able to secure on favorable terms, if at all;

∎	future acquisitions may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies;

∎

until very recently, the company has not invested in marketing and selling our products. If we are unable to build a successful commercial (product development, marketing, and sales) function, our business and operating results will be adversely affected;

∎	our long-term results depend upon our ability to improve existing products and introduce and market new products successfully;

∎	the market may not be receptive to our new products and services upon their introduction;

∎	our activities are and will continue to be subject to extensive government regulation, which is expensive and time consuming;

∎	we rely on assumptions, estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business;

∎	our management has limited experience in operating a public company;

∎

we rely primarily on trade secret laws, as well as confidentiality and non-disclosure agreements, and other contractual protections, to protect our technologies. If we are unable to protect the confidentiality of our technology, the value of our technology and products could be materially adversely affected;

∎	the terms of the Credit Agreement may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions;

∎	THP controls us, and its interests may conflict with ours or yours in the future; and

∎

upon the listing of our shares of common stock on the Nasdaq Global Market, we will be a “controlled company” within the meaning of the Nasdaq Rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Our Controlling Stockholder

We have a valuable relationship with our controlling stockholder, Telegraph Hill Partners Management Company LLC (“Telegraph Hill Partners”). In connection with this offering, our amended and restated certificate of incorporation, which will take effect immediately prior to the closing of this offering, will effectively provide THP (our controlling stockholders and affiliates of Telegraph Hill Partners) with certain rights not otherwise available to all of our stockholders, subject to certain conditions. See the sections titled “Management—Board of Directors” and “Description of Capital Stock” for more details with respect to certain rights of THP under our amended and restated certificate of incorporation.

Telegraph Hill Partners, founded in 2001 and based in San Francisco, California, invests in commercial stage companies in growth areas within the healthcare sector, including life science technologies, medical devices, chemistry and reagent suppliers, and healthcare services. Telegraph Hill Partners seeks to partner with these companies by providing capital and strategic guidance to innovate and expand.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the JOBS Act. For as long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

∎	reduced obligations with respect to financial data, including presenting only two years of audited financial statements;

∎	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

∎	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

∎	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from adopting new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

∎	the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more;

∎	the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering;

∎	the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and

∎

the date on which we are deemed to be a “large accelerated filer” under the Exchange Act (i.e., the first day of the fiscal year after we have (i) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last business day of our most recently completed second fiscal quarter, and (ii) been public for at least 12 months).

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that (i) the market value of our voting and non-voting common stock held by non-affiliates equals or exceeds $250.0 million measured on the last business day of our most recently completed second fiscal quarter, and our annual revenues are more than $100.0 million during the most recently completed fiscal year or (ii) the market value of our voting and non-voting common stock held by non-affiliates equals or exceeds $700.0 million measured on the last business day of our most recently completed second fiscal quarter.

Corporate Information

The company was founded in 1996 and initially incorporated in California on May 30, 2000 under the name “eTeknova Inc.” On January 11, 2019, the company filed a certificate of merger and merged with and into Alpha Teknova, Inc., a Delaware corporation, which continued as the surviving entity bearing the corporate name of “Alpha Teknova, Inc.” Our principal executive offices are located at 2290 Bert Dr., Hollister, California 95023. Our telephone number is (831) 637-1100. Our website address is www.teknova.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Trademarks and Service Marks

The name “Teknova”, the “Teknova Science Matters” logo, and other registered or common law trademarks or service marks of Alpha Teknova, Inc. appearing in this prospectus are the property of Alpha Teknova, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus may appear without the ® or TM symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to such trade names, trademarks, and service marks.

The Offering

Common stock being offered hereby	shares

Common stock outstanding after this offering	shares

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to increase our manufacturing capacity and capabilities, improve operating efficiency, scale up our marketing, sales and R&D staff, to increase brand awareness, develop new products and services and attract new customers, pursue acquisition opportunities, and for other general corporate purposes. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Controlled company

Immediately following closing of this offering, THP will control approximately                 % of the total voting power of our outstanding common stock. As a result, THP will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See the section titled “Description of Capital Stock.” In addition, we currently intend to avail ourselves of the controlled company exemption under the Nasdaq Rules, and so you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Proposed Nasdaq trading symbol	“TKNO”

Risk factors	You should read the section titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Dividend policy	We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our Credit Agreement and may also be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. See the section titled “Dividend Policy.”

The total number of shares of our common stock to be outstanding after this offering is based on 11,262,092 shares of our common stock outstanding as of March 31, 2021, assuming the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 9,342,092 shares of our common stock upon the closing of this offering, and excludes, as of March 31, 2021:

∎	171,863 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2016 Plan, at a weighted average exercise price of $0.79 per share;

∎	1,126,551 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2020 Plan, at a weighted average exercise price of $2.72 per share;

∎

550,526 shares of common stock available for future issuance as of March 31, 2021 under our 2020 Plan, which will no longer be available for issuance thereunder at the time our 2021 Plan becomes effective;

∎

                shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan and any shares underlying outstanding stock awards granted under our 2020 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering—2021 Equity Incentive Plan”; and

∎

                shares of our common stock reserved for issuance under the ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

See the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering” for additional information.

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

∎

the filing and effectiveness of our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering, and the adoption of our amended and restated bylaws to be effective immediately prior to the closing of this offering;

∎	the conversion of all outstanding shares of our Series A preferred stock into 9,342,092 shares of our common stock immediately prior to the closing of this offering;

∎	no exercise of the outstanding options described above;

∎	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

∎	no exercise by the underwriters of their option to purchase an additional shares of our common stock.

Summary Historical Financial and Other Data

On January 14, 2019, we entered into a stock purchase agreement with THP, pursuant to which THP acquired majority control of the company (the “THP Transaction”). As of March 31, 2021, THP owned 83% of our outstanding voting stock. In connection with the change of control effected by the THP Transaction, we elected to apply “pushdown” accounting by applying the guidance in Accounting Standards Codification (“ASC”) Topic 805, Business Combinations and the financial reporting periods are presented as follows:

∎	the “2019 Predecessor Period” means the period from January 1, 2019 through January 13, 2019;

∎	the “2019 Successor Period” means the period from January 14, 2019 through December 31, 2019;

∎	the “2020 Successor Period” means the year ended December 31, 2020;

∎	the “2020 Interim Successor Period” means the three months ended March 31, 2020; and

∎	the “2021 Interim Successor Period” means the three months ended March 31, 2021.

The following tables present our summary historical financial and other data as of and for the periods indicated. The audited financial statements for the period from January 1, 2019 through January 13, 2019, include all accounts of the company for the 2019 Predecessor Period. The audited financial statements for the period from January 14, 2019 through December 31, 2019, and the year ended December 31, 2020 include all accounts of the company for the 2019 Successor Period and 2020 Successor Period, respectively. The unaudited financial statements for the three months ended March 31, 2021 and March 31, 2020, include all accounts of the company for the 2020 Interim Successor Period and the 2021 Interim Successor Period, respectively. The summary statements of operations data for the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period, and the summary balance sheet data as of the end of the 2020 Successor Period are derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the 2021 Interim Successor Period and the 2020 Interim Successor Period, and the summary balance sheet data as of March 31, 2021, are derived from our unaudited interim condensed financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the financial information in those statements.

You should read the summary historical financial and other data below together with our audited financial statements and related notes, as well as the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that you should expect in any future period.

	Successor		Successor		Predecessor
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Revenue	$9,078	$6,112	$31,297	$20,094	$686
Cost of sales	4,053	2,483	13,542	11,520	461

Gross profit	5,025	3,629	17,755	8,574	225
Operating expenses:
Research and development	700	326	1,507	769	21
Sales and marketing	705	349	2,229	928	30
General and administrative	4,161	1,655	8,208	7,633	2,910
Amortization of intangible assets	287	287	1,148	1,100	–

Total operating expenses	5,853	2,617	13,092	10,430	2,961

(Loss) income from operations	(828)	1,012	4,663	(1,856)	(2,736)
Other income (expenses), net
Interest income	7	32	87	66	–
Other income (expense), net	1	(21)	(24)	(10)	–

Total other income (expense), net	8	11	63	56	–

(Loss) income before income taxes	(820)	1,023	4,726	(1,800)	(2,736)
(Benefit from) provision for income taxes	(165)	75	1,156	(495)	(2,601)

Net (loss) income	(655)	948	3,570	(1,305)	(135)

Change in unrealized (loss) gain on available-for-sale securities, net of tax	(7)	(34)	(13)	20	–

Comprehensive (loss) income	$(648)	$914	$3,557	$(1,285)	$(135)

Net (loss) income available to common stockholders
Net (loss) income	(655)	948	3,570	(1,305)	(135)
Less: undistributed income attributable to preferred stockholders	–	(787)	(2,962)	–	–

Net (loss) income attributable to common stockholders	$(655)	$161	$608	$(1,305)	$(135)

Net income (loss) per share attributable to common stockholders(1)
Basic	$(0.34)	$0.08	$0.32	$(0.69)	$(0.02)
Diluted	$(0.34)	$0.08	$0.30	$(0.69)	$(0.02)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders(1)
Basic	1,920,000	1,920,000	1,920,000	1,879,294	6,080,714
Diluted	1,920,000	1,940,000	11,712,919	1,879,294	6,080,714
Net income (loss) per share attributable to common stockholders (unaudited)(2)
Pro forma net income per share—Basic
Pro forma net income per share—Diluted
Weighted average shares used to compute the pro forma net income per share (unaudited)(2)
Pro forma—Basic
Pro forma—Diluted

(1)

See Note 13 to our audited financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical net income (loss) per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

(2)

The pro forma income per share data gives effect to the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 9,342,092 shares of our common stock which will occur immediately prior to the closing of this offering, resulting in an aggregate of 11,262,092 outstanding shares of our common stock.

	As of March 31, 2021
Balance sheet data (in thousands):	Actual	Pro forma(1)	Pro forma, as adjusted(2)
		(unaudited)	(unaudited)
Cash and cash equivalents	$14,466	$14,466	$
Total assets	76,120	76,120
Total liabilities	24,194	24,194
Working capital(3)	20,291	20,291
Series A preferred stock	35,638	–
Retained earnings	1,610	1,610
Total stockholders’ equity:	$16,288	$51,926	$

(1)

The pro forma balance sheet data gives effect to the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 9,342,092 shares of our common stock which will occur immediately prior to the closing of this offering, resulting in an aggregate of 11,262,092 outstanding shares of our common stock.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments described in footnote (1) above and (b) the issuance and sale of                  shares of common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

We define working capital as current assets less current liabilities. See our audited financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Strategy

We have incurred operating losses in the past and may incur losses in the future.

We have incurred operating losses in the past, may incur operating losses in the future and may never achieve or maintain profitability. While we had net income of approximately $3.6 million for the year ended December 31, 2020, we incurred net losses in the past, including $1.3 million for the period from January 14, 2019 through December 31, 2019, and approximately $0.1 million for the period from January 1, 2019 through January 13, 2019. We expect that our operating expenses will continue to increase as we grow our business and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. Since our inception, we have financed our operations primarily through revenue from our products and the sale of our equity securities. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. We may never be able to generate sufficient revenue to maintain profitability and our recent and historical growth and profitability should not be considered indicative of our future performance.

Our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may be driven by a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. These fluctuations may occur due to a variety of factors, including, but not limited to:

∎	demand from our largest customers, which account for a significant percentage of our sales and orders, may not meet our expectations regarding volume and price in any given time period;

∎	the level of demand for our products, which may vary significantly, and our ability to increase penetration in our existing markets and expand into new markets;

∎	customers accelerating, canceling, reducing or delaying orders, including as a result of developments related to their pre-clinical studies and clinical trials, or plans for commercialization;

∎	impacts on us, our suppliers and our customers as a result of the novel coronavirus (“COVID-19”) pandemic;

∎

changes in any governmental declaration of a global pandemic, for example impacting the status of our Sample Transport products currently subject to the FDA’s COVID-19 enforcement policy guidance on viral transport media;

∎	the relative quality, performance, and reliability of our products;

∎	changes in governmental regulations or the regulatory posture toward our business and the businesses of our customers;

∎	the volume and mix of the products we sell or changes in the production or sales costs related to our products;

∎	the success of our newer products, such as our Sample Transport products, and the introduction of other new products or product enhancements by us or others in our industry;

∎

the timing and amount of expenditures that we may incur to acquire, develop or commercialize additional products, services and technologies or for other purposes, including the expansion of our facilities;

∎	changes in governmental and academic funding of life sciences research and developments or changes that impact budgets, budget cycles or seasonal spending patterns of our customers;

∎	future accounting pronouncements or changes in our accounting policies;

∎	difficulties encountered by our commercial carriers in delivering our products, whether as a result of external factors such as weather or internal issues such as labor disputes;

∎	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and

∎	the other factors described in this “Risk Factors” section.

The impact of any one of the factors discussed above, or the cumulative effects of a combination of such factors, could result in significant fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparisons of our operating results on a period-to-period basis may not be meaningful. Further, our historical results are not necessarily indicative of results expected for any future period, and quarterly results are not necessarily indicative of the results to be expected for the full year or any other period, and accordingly should not be relied upon as indicative of future performance.

As a result of variability and unpredictability, we may also fail to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall short of the expectations of analysts or investors or any guidance we may provide, or if the guidance we provide falls short of the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met or exceeded any publicly stated guidance we may have provided and could in turn negatively impact our business, financial condition, results of operations, cash flows and prospects.

Our efforts to increase the scale and capacity of our manufacturing processes and systems could be disruptive to our operations and adversely affect our results of operations and financial condition, and we may not realize some or all of the anticipated benefits of these initiatives in the time frame anticipated or at all.

We intend to extend our rapid custom production capability by investing in automation and infrastructure to substantially increase the manufacturing capacity at our facilities, improve operating efficiency through the use of automation, and reduce delivery time for our custom RUO products and our products manufactured subject to GMP requirements. We have recently expanded our footprint from 64,000 square feet to approximately 137,000 square feet and expect to expand our total production capacity by five-fold over the course of the next two years. The expansion and automation of existing manufacturing facilities, as well as new or expanded manufacturing operations, could be disruptive to our operations, divert the attention of management and require significant investments. Our ability to increase our manufacturing capacity is subject to a number of uncertainties inherent in all new manufacturing operations, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, environmental and operational licenses and approvals for additional expansion, delays in construction, potential supply chain constraints, hiring, training and retention of qualified employees and the pace of bringing production equipment and processes online with the capability to manufacture high-quality products at scale. If we experience any issues or delays in meeting our projected timelines for expansion, our projected costs or capital efficiency expectations are not met or the anticipated production capacity for our expansion efforts is not as expected, our business, financial condition, results of operations, cash flows and prospects may be harmed.

Our efforts to increase the scale and capacity of our manufacturing processes and systems may result in temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling, manufacturing and other related processes are complex, and could impact or delay production. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our performance. Furthermore, delays in production could harm our reputation of being a supplier that is able to deliver customer-specified formulations on a short turnaround time, which may harm our brand, business, financial condition, results of operations, cash flows and prospects.

We may be unable to successfully expand our operations or manage our growth effectively.

The expansion of our manufacturing operations, the development of our marketing and sales organization and our organic growth have all increased and will continue to increase the complexity of our business. Acquisitions we may pursue in the future, including of businesses located outside the United States, would contribute to that increased complexity. Expansion of our operations may place significant demands on our management, finances and other resources. Our ability to manage the anticipated future growth, should it occur, will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of our business could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If our products do not possess the required or expected quality characteristics or perform as expected or the reliability of the technology on which our products are based is questioned, we could experience lost revenue, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high-quality reagents for the development and commercialization of drug therapies, novel vaccines and molecular diagnostics, including products manufactured subject to GMP requirements. We believe that customers in our target markets are particularly sensitive to product nonconformances, defects, and errors given the potential for impact on their own products and processes, which in many cases are regulated. Our reputation and the public image of our products and technologies may be impaired if our products fail to perform as expected.

Although our products undergo QC testing prior to release for shipment, nonconformances, defects or errors could nonetheless occur or be present in products that we release for shipment to customers. Our operating results depend on our ability to execute and, when necessary, improve our quality management strategy and systems, our ability to effectively train and maintain our employee base with respect to quality management, and our ability to consistently meet GMP regulatory requirements and agreements with customers relative to product specification and quality. A failure of our QC systems could result in problems with facility operations, the preparation or provision of products or our ability to meet GMP regulatory requirements. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific manufacturing and quality control and assurance protocols and procedures or other human error, problems with raw materials or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether. Furthermore, some of the products that we manufacture are subsequently incorporated into products that are sold by other life sciences companies and we have no control over the manufacture and production of those products.

In addition, in the event we, or our suppliers, fail to meet required quality standards and if our products experience, or are perceived to experience, a material nonconformance, defect, or error, our products could be recalled or we may be unable to timely deliver products to our customers, which in turn could damage our reputation for quality and service. Although we take steps to continually improve our quality review, product documentation and reference testing procedures, we cannot guarantee that we will not experience quality assurance issues with our products in the future. Any such failure could, among other things, lead to increased costs, delayed or lost revenue, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, reimbursement to customers for lost drug product, starting materials and active pharmaceutical ingredients, other customer claims, damage to and possible termination of existing customer relationships, increased insurance costs, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products, any of which could harm our business, financial condition, results of operations, cash flows and prospects. Such nonconformances, defects or errors could also narrow the scope of the use of our products, which could hinder our success in the market.

Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology or any manufacturing defects or performance errors in our products could continue to result in lost revenue, delayed market acceptance, damage to our reputation and claims against us.

In addition, we may be unable to maintain the quality, reliability, robustness and expected turnaround times of our products and services to continue to satisfy customer demand as we grow. Fast delivery time is of crucial importance to the cell and gene therapy market segment and our customers rely on us to provide swift delivery of their custom-made formulations. To effectively manage our growth, we must continue to improve our operational, manufacturing, quality control and assurance and monitoring systems and processes and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, to implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial results. We may need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, establish new production processes and increase our personnel levels to meet increased demand. We also plan to expand our manufacturing capabilities over the course of the next two years. There can be no assurance that any of these anticipated increases in scale, personnel growth, equipment or process enhancements or manufacturing expansion will be successfully implemented. Failure to manage this growth could result in delays in turnaround times, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and could damage our reputation and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

If the quality or delivery of our products does not meet regulatory requirements or our customers’ expectations, our reputation could suffer and ultimately our sales and operating earnings could be negatively impacted.

In the course of conducting our business, we must adequately address quality issues associated with our products, including defects in our engineering, design, manufacturing and delivery processes, as well as defects in third-party components included in our products. Because our consumables are highly complex, the occurrence of defects may increase as we continue to introduce new products and services and as we rapidly scale up manufacturing to meet increased demand for our products and services. Although we have established internal procedures to reduce the risks that may arise from product quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. We have not to date been the subject of inspections by the FDA, and cannot predict or guarantee what the results would be if we were to be so inspected. In addition, identifying the root cause of quality issues, particularly those affecting reagents and third-party components, may be difficult, which increases the time needed to address quality issues as they arise and increases the risk that similar problems could recur. Finding solutions to quality issues can be expensive and we may incur significant costs or lost revenue in connection with, for example, shipment holds, product recalls or other service obligations. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our brand image, and our reputation as a producer of high quality products could suffer, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business, financial condition and results of operations may be materially adversely affected by global epidemics, including, but not limited to, the COVID-19 pandemic.

In March 2020, the World Health Organization declared that the outbreak of COVID-19 was a global pandemic. The COVID-19 pandemic has and continues to significantly affect the United States and global economies. Because our business is categorized as being a part of the country’s critical infrastructure, we were able to continue operations during the COVID-19 pandemic. However, the outbreak has affected and may continue to affect our operations, including our operations in San Benito County, California where our management team and a significant portion of our employees are located. The COVID-19 pandemic is evolving and to date has led to the implementation of various responses, including government imposed shelter-in-place orders, quarantines, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers across the United States and in other countries. In response to the spread of COVID-19, and in accordance with direction from state and local government authorities, we have restricted access to our facilities mostly to personnel and third parties who must perform critical activities that must be completed on-site, limited the number of such personnel who can be present at our facilities at any one time, and requested that many of our personnel work remotely. In the event that government authorities were to further modify current restrictions, our employees conducting research and development or manufacturing activities may not be able to access our laboratory or manufacturing facilities and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

As a result of the COVID-19 pandemic, or any similar pandemics and outbreaks that may occur in the future, we have experienced and may in the future experience severe disruptions, including:

∎

interruption of or delays in receiving products and supplies from the third parties we rely on to, among other things, manufacture our products, due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems, which may impair our ability to manufacture and sell our products;

∎	limitations on our business operations by the local, state or federal government that could impact our ability to manufacture, sell or deliver our products;

∎

on-site visit limitations and prohibitions imposed by customers that could impact our ability to engage in pre-sales activities, and to provide post-sale activities, such as training, service and support;

∎	delays in customers’ purchasing decisions and negotiations with customers and potential customers;

∎

business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility limits, or communication or mass transit disruptions; and

∎

limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely impact our research and development activities, manufacturing business operations and sales or delay necessary interactions with local regulators, third-party vendors and other important contractors and customers. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already experiencing significant levels of COVID-19 infections, could continue to spread to additional countries or could return to countries where the pandemic has been partially contained and could further adversely impact our ability to conduct our business generally and have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.

As global demand for transport medium exceeded supply, we developed and commercialized a suite of sample transport mediums to aid in COVID-19 sample collection and transport, our Sample Transport products, which accounted for $4.3 million of our revenue for the fiscal year ended December 31, 2020. To address the enforcement parameters relative to transport media during the COVID-19 pandemic, in July 2020 the FDA issued the Enforcement Policy for Viral Transport Media During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. Under this enforcement policy, the FDA requires that manufacturers developing transport media devices in support of expanding opportunities for testing of the SARS-COV-2 virus, provide notification of validation to the FDA and include a statement that the transport medium has not been reviewed by the FDA in addition to other labeling information so that the product does not create an undue risk in light of the public health emergency. We cannot predict how long this guidance and the related policy will remain in effect and while we intend to file a 510(k) application on an active transport medium product line that would allow for marketing outside of this guidance, there is no guarantee that the FDA will grant 510(k) clearance of this or any future sample transport mediums.

Our custom automation enables us to manufacture our Sample Transport products in high-throughput under GMP quality standards, and to produce over 200,000 units of transport medium per week. The end-to-end manufacturing automation developed in 2020 provides us with a new capability for high volume “GMP-grade” production, which we expect will be useful in molecular diagnostics and bioprocessing in the future. We do not expect, however, that our transport medium will benefit from competitive advantages over others in the long term. Moreover, the longevity and extent of the COVID-19 pandemic is uncertain. If the pandemic were to end, whether due to a significant decrease in new infections, due to the availability and rapid distribution of vaccines, or for other reasons, the need for a COVID-19-related transport medium could decrease significantly and this could have an adverse effect on the portion of our results of operations and profitability attributable to this product. As a result, the increase in revenue in 2020 due to the sale of our Sample Transport products may not be indicative of our future revenue.

The extent to which the pandemic may negatively impact our operations and results of operations or those of our suppliers, partners or customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, the extent of travel restrictions, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and actions to contain the pandemic or treat its impact, such as social distancing, quarantines, lock-downs or business closures.

We cannot predict the scope and severity of any potential or ongoing business shutdowns or disruptions as a result of the COVID-19 pandemic. If we or any of the third parties with whom we engage were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Changes in economic conditions could negatively impact our revenue and earnings.

Our chemical formulations are sold primarily to biopharmaceutical companies, life science research companies, contract research organizations (“CROs”), contract development and manufacturing organizations (“CDMOs”), in vitro diagnostics franchises, and academic and government research institutions developing novel vaccines and therapies and performing basic research. Research and development spending by our customers and the availability of government research funding can fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions and institutional and governmental budgetary policies. Changes in government funding for certain research or reductions in overall healthcare spending could negatively impact us or our customers and, correspondingly, our sales to them. Currently, the U.S. and global economies are experiencing a period of economic downturn as a result of the COVID-19 pandemic. Other global economies have been slow to recover from past downturns. Any continued or further economic downturns or reductions or delays in governmental funding could cause customers to delay or forego purchases of our products. A substantial majority of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them. Changes in the level of orders received and filled can cause fluctuations in our quarterly revenue and earnings.

We are dependent on our customers’ spending on and demand for our products. A reduction in spending or demand could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

The success of our business depends primarily on the number and size of purchase orders from our customers, primarily biopharmaceutical companies, life science research companies, CROs, CDMOs, in vitro diagnostics franchises, and academic and government research institutions, for our products. Over the past several years, we have benefited from an increased demand for our products as a result of the continued growth of the global biologics and diagnostics market segments, increasing research and development budgets of our customers and greater degree of outsourcing by our customers. A slowing or reversal of any of these trends could have a significant adverse effect on the demand for our products.

In addition to these industry trends, our customers’ willingness and ability to utilize our products are also subject to, among other things, their own financial performance, changes in their available resources, their decisions to acquire in-house manufacturing capacity, their spending priorities, their budgetary policies and practices and their need to develop new biological products, which, in turn, are dependent upon a number of factors, including their competitors’ discoveries, developments and commercial manufacturing initiatives and the anticipated market, clinical and reimbursement scenarios for specific products and therapeutic areas. In addition, consolidation in the industries in which our customers operate may have an impact on our customers’ spending as they integrate acquired operations, including research and development departments and associated budgets. If our customers reduce their spending on our products as a result of any of these or other factors, our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

We depend on a limited number of customers for a high percentage of our revenue. If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenue with our existing customers, or if we fail to enter into new relationships, our future operating results will be adversely affected.

For the 2020 Successor Period, and the combined 2019 Predecessor Period and 2019 Successor Period (each, as defined in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), revenue from our three largest customers accounted for approximately 33% and 42% of our total revenue, respectively. However, we note that two of these customers are distributors representing highly diversified customer bases. For the 2020 Successor Period, one of our largest customers is a distributor that accounted for 15% of our total revenue, and our next largest customer accounted for 10%, each of which buy from us on a purchase order basis. The revenue attributable to our top customers has fluctuated in the past and may fluctuate in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue.

Our future success depends on our ability to maintain these relationships, to increase our penetration among these existing customers and to establish new relationships. We engage in conversations with other companies and institutions regarding potential commercial opportunities on an ongoing basis, which can be time consuming. There is no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful. Speculation in the industry about our existing or potential commercial relationships can be a catalyst for adverse speculation about us, our products and our technology, which can adversely affect our reputation and our business. In addition, if our customers order our products but fail to pay on time or at all, our liquidity, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

We compete with life science, pharmaceutical and biotechnology companies, some of whom are our customers, who are substantially larger than we are and potentially capable of developing new approaches that could make our products and technology obsolete or develop their own internal capabilities that compete with our products.

The market for biologics components products and services in the biopharmaceutical development, life science research, and diagnostics space is intensely competitive, rapidly evolving, significantly affected by new product introductions and other market activities by industry participants and subject to rapid technological change. We also expect increased competition as additional companies enter our market and as more advanced technologies become available. We compete with other providers of outsourced biologics components products and services. We also compete with the in-house discovery, development and commercial manufacturing functions of pharmaceutical and biotechnology companies. Many of our competitors, which in some cases are also our customers, are large, well-capitalized companies with significantly greater resources and market share than we have. They may undertake their own development of products that are substantially similar to or compete with our products and they may succeed in developing products that are more effective or less costly than any that we may develop. These competitors may be able to spend more aggressively on product and service development, marketing, sales and other initiatives than we can. Many of these competitors also have:

∎	broader name recognition;

∎	longer operating histories and the benefits derived from greater economies of scale;

∎	larger and more established distribution networks;

∎	additional product and service lines and the ability to bundle products and services to offer higher discounts or other incentives to gain a competitive advantage;

∎	more experience in conducting research and development, manufacturing and marketing;

∎	more experience in entering into collaborations or other strategic partnership arrangements; and

∎	more financial, manufacturing and human resources to support product development, sales and marketing and patent and other intellectual property litigation.

These factors, among others, may enable our competitors to market their products and services at lower prices or on terms more advantageous to customers than we can offer. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Additionally, our current and future competitors, including certain of our customers, may at any time develop additional products and services that compete with our products and new approaches by these competitors may make our products, technologies and methodologies obsolete or noncompetitive. We may not be able to compete effectively against these organizations.

In addition, to develop and market our new products, services, technologies and methodologies successfully, we must accurately assess and meet customers’ needs, make significant capital expenditures, optimize our development and manufacturing processes to predict and control costs, hire, train and retain the necessary personnel, increase customer awareness and acceptance of such services, provide high-quality services in a timely manner, price our products and services competitively and effectively integrate customer feedback into our business planning. If we fail to create demand for our new products, services or technologies, our future business could be harmed.

It may be difficult for us to implement our strategies for revenue growth in light of competitive challenges.

We face significant competition across many of our product lines. In addition, consolidation trends in the pharmaceutical, biotechnology and diagnostics industries have served to create fewer customer accounts and to concentrate purchasing decisions for some customers, resulting in increased pricing pressure on us. Moreover, customers may believe that larger companies are better able to compete as sole source vendors, and therefore prefer to purchase from such businesses. Failure to anticipate and respond to competitors’ actions may impact our future revenue and profitability.

Certain of our products are used by customers in the development and production of novel vaccines, drug therapies and molecular diagnostics, some of which represent relatively new and still-developing modes of treatment and testing. Unforeseen adverse events, negative clinical outcomes, or increased regulatory scrutiny of these treatments and their financial cost may damage public perception of the safety, utility, or efficacy of these vaccines and therapies or other modes of treatment and may harm our customers’ ability to conduct their business. Such events may negatively impact our revenue and have an adverse effect on our performance.

Gene therapy and mRNA vaccines remain relatively new and are under active development, with only a few gene therapies and mRNA vaccines authorized or approved to date by regulatory authorities. Public perception may be influenced by claims that gene therapy or mRNA vaccines are unsafe or ineffective, and gene therapy may not gain the acceptance of the public or the medical community. In addition, ethical, social, legal and financial concerns about gene therapy and mRNA vaccines could result in additional regulations or limitations or even prohibitions on certain gene therapies or vaccine-related products. More restrictive regulations or negative public perception could reduce certain of our customers’ use of our products, which could negatively affect our revenue and performance. In addition, certain of the COVID-19 vaccine development and diagnostic testing programs utilize our Sample Transport products, our bacterial cell culture media and our molecular biology reagents, which we manufacture subject to GMP requirements. While some are still in early stages of development, others have been through clinical trials and have received Emergency Use Authorization (“EUA”) from the FDA. There can be no assurance that products receiving EUA will receive full FDA approval or that there will not be changes in formulation affecting the use of our products. There can be no assurance that any gene therapy, vaccine programs or diagnostic tests will proceed to clinical trials or result in a commercial product, or that any resulting gene therapies, vaccines or diagnostic tests will incorporate or utilize our products.

Our products are highly complex and are subject to manufacturing and quality control and assurance regulatory compliance requirements.

We apply QC procedures, including inspection of the product or materials, the verification of stability and/or performance and, for certain products, additional validation requirements, whether a product we offer is designed and manufactured by us, or purchased from outside suppliers. All of our QC processes are administered under a system designed to adhere to the Quality System Regulation (“QSR”) under 21 CFR Part 820, and ISO 13485:2016. Certain of our products, such as RUO products, and some other products offered for limited uses or that are the subject of certain exemptions, are manufactured following QSR that, while not required by existing regulatory requirements, are in place to assure product quality throughout the process, from receiving through final packaging. We believe these products are exempt from compliance with the U.S. Food, Drug, and Cosmetic Act (“FDCA”) and the current GMP (“cGMP”) regulations of the FDA, as they are further processed by our customers and we do not make claims related to their safety or effectiveness. In the event we or our suppliers manufacture products that fail to comply with required quality standards, we may incur delays in fulfilling orders, recalls, damages resulting from product liability claims and/or harm to our reputation.

If our customers do not qualify our manufacturing lines or if we are unable to maintain our ISO certification, our operating results could suffer.

Our manufacturing lines have passed our qualification standards, as well as our technical standards. However, our customers may also require that our manufacturing lines pass their specific qualification standards and that we be registered under international quality standards. In addition, our customers may require that we maintain our ISO 13485:2016 certification. Problems in the design or quality of our products may have a material and adverse effect on our business, financial condition, results of operations, cash flows and prospects, and could result in us losing our ISO certification. In the event we are unable to maintain process controls required to maintain ISO certification, or in the event we fail to pass the ISO certification audit for any reason, we could lose our ISO certification. We may also encounter quality issues in the future as a result of the expansion and reconfiguration of existing manufacturing facilities or ramping new products to full volume production. We may be unable to obtain customer qualification of our manufacturing lines or we may experience delays in obtaining customer qualification of our manufacturing lines. Such delays or failure to obtain or maintain qualifications may delay the manufacturing of our products or require us to divert resources away from other areas of our business, which could adversely affect our operations and financial results.

If we cannot provide quality technical and applications support, we could lose customers and our business and prospects would suffer.

The introduction of our products into our customers’ existing laboratory workflows and ongoing customer support for our products can be complex. Accordingly, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our products and their uses at a technical level. To effectively support potential new customers and the expanding needs of current customers, we will need to substantially expand our technical support staff. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business and prospects will suffer.

We depend on a stable and adequate supply of quality raw materials from our suppliers, and price increases or interruptions of such supply could have an adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Our operations depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products at marketable prices or at all, which could have a material adverse effect on our results of operations. Certain of our raw materials are sourced from a limited number of suppliers. For the years ended December 31, 2020 and 2019, purchases from two suppliers accounted for 54% and 52% of all of our inventory purchases, respectively. However, we note that one of these suppliers is a distributor that sells products on behalf of a diversified supply chain. Delays or difficulties in securing these raw materials or other laboratory materials could result in an interruption in our production operations if we cannot obtain an acceptable substitute. Any such interruption could significantly affect our business, financial condition, results of operations, cash flows and prospects.

Although we believe that we have stable relationships with our existing suppliers, we cannot assure you that we will be able to secure a stable supply of raw materials going forward. Our suppliers may not be able to keep up with our pace of growth or may reduce or cease their supply of raw materials to us at any time. While we may identify other suppliers, raw materials furnished by such replacement suppliers may require us to alter our production operations or perform extensive validations, which may be time consuming and expensive. In addition, we cannot assure you that our suppliers have obtained and will be able to obtain or maintain all licenses, permits and approvals necessary for their operations or comply with all applicable laws and regulations, and the failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of raw materials supplied to us. Some of our suppliers are based overseas and therefore may need to maintain export or import licenses. If the supply of raw materials is interrupted, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

If we are unable to manufacture in specific quantities, our operating results will be harmed.

Our revenue and other operating results depend in large part on our ability to manufacture and ship our products in sufficient quantities and on specific timelines. Any interruptions we experience in the manufacturing or shipping of our products could delay our ability to recognize revenue in a particular quarter. Manufacturing problems can and do arise, and as demand for our products increases, any such problems could have an increasingly significant impact on our operating results. While we have not generally experienced problems with, or delays in, our production capabilities that resulted in delays in our ability to ship finished products, there can be no assurance that we will not encounter such problems in the future. We may not be able to quickly ship products and recognize anticipated revenue for a given period if we experience significant delays in the manufacturing process. In addition, we must maintain sufficient production capacity in order to meet anticipated customer demand, and we may be unable to offset the associated fixed costs if orders slow, which would adversely affect our operating margins. Furthermore, our customers rely on us for fast delivery of their custom-made formulations, and if our production timeline slows down, we may not be able to meet their expectations and our relationships could suffer. If we are unable to manufacture our products consistently, in sufficient quantities and on a timely basis, our business, financial condition, results of operations, cash flows and prospects will be materially and adversely affected.

Future strategic investments or transactions may require us to seek additional financing, which we may not be able to secure on favorable terms, if at all.

We plan to continue a strategy of growth and development for our business. To this end, we actively evaluate various strategic transactions on an ongoing basis, including licensing or acquiring complementary products, technologies or businesses that would complement our existing portfolio of products and services. We may need to seek additional financing to fund these strategic investments or transactions. Should we need to do so, we may not be able to secure such financing, or obtain such financing on favorable terms because of the volatile nature of the life sciences marketplace. In addition, future acquisitions may require the issuance or sale of additional equity, or equity-linked securities, which may result in additional dilution to our stockholders. The Credit Agreement contains a number of restrictive covenants that impose significant restrictions on our ability to make acquisitions or certain other investments and our ability to make such acquisitions or other investments may be further limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into.

Natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events could disrupt the supply, delivery or demand of our products, which could negatively affect our operations and performance.

We are subject to the risk of disruption by earthquakes, hurricanes, floods and other natural disasters; fire; power shortages; geopolitical unrest, war, terrorist attacks and other hostile acts; public health issues, epidemics or pandemics, such as the COVID-19 pandemic; and other events beyond our control and the control of the third parties on which we depend. Any of these catastrophic events, whether in the United States or abroad, may have a significant negative impact on the global economy, our employees, facilities, partners, suppliers, distributors or customers and could decrease demand for our products, create delays and inefficiencies in our supply chain and make it difficult or impossible for us to deliver products to our customers.

We rely upon our internal manufacturing, packaging and distribution operations to produce many of the products we sell and our warehouse facilities to store products pending sale. Our primary manufacturing and storage operations are located in California, near major earthquake faults, which makes us susceptible to earthquake and fire risks. A catastrophic event that results in damage to specific equipment that would be difficult to replace, in the destruction or disruption of our research and production facilities or in the disruption of our critical business or information technology systems would severely affect our ability to conduct normal business operations. Any disruptions in our operations could adversely affect our business, financial condition and results of operations and harm our reputation. We may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations. In addition, the facilities of our suppliers and customers may be harmed or rendered inoperable by such catastrophic events, which may cause disruptions, difficulties or otherwise materially and adversely affect our business.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services, damages or losses sustained during shipping or significant increases in prices could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We ship a significant portion of our products to our customers through independent package delivery companies, such as FedEx, UPS and FedEx Freight. If one or more of these third-party package-delivery providers were to experience a major work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if one or more of these third-party package-delivery providers were to increase prices, and we were not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected. Furthermore, if one or more of these third-party package-delivery providers were to experience performance problems or other difficulties, it could negatively impact our operating results and our customers’ experience. In the past, some of our products have sustained serious damage in transit such that they were no longer usable. Although we have taken steps to improve our packaging and shipping containers, there is no guarantee our products will not become damaged or lost in transit in the future. If our products are damaged or lost in transit, it may result in a substantial delay in the fulfillment of our customer’s order and, depending on the type and extent of the damage, it may result in a substantial financial loss. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease using our products, which would adversely affect our business, financial condition, results of operations, cash flows and prospects.

If we are unable to continue to hire and retain skilled personnel, we will have trouble developing and marketing our products.

We are highly dependent, and our success depends largely, upon the continued service of our management and scientific staff and our ability to attract, retain and motivate highly skilled technical, scientific, engineering, management and marketing personnel, who deliver high-quality and timely services to our customers and keep pace with cutting-edge technologies and developments in biology and manufacturing. We also face significant competition in the hiring and retention of such personnel from other companies, other providers of outsourced biologics services, research and academic institutions, government and other organizations who have superior funding and resources. Each of our executive officers may terminate their employment with us at any time. The loss of key personnel or our inability to hire and retain skilled personnel could materially adversely affect the development of our products and our business, financial condition, results of operations, cash flows and prospects. We do not maintain “key person” insurance for any of our executives or employees.

In addition, we rely on consultants, to assist us in developing and implementing engineering and operational advancements. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Until very recently, we have not invested in marketing and selling our products. If we are unable to build a successful commercial (product development, marketing, and sales) function, our business and operating results will be adversely affected.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage our future growth without compromising quality. We currently have limited commercialization expertise, and have only recently begun to invest in our sales, marketing and distribution capabilities. These activities will require significant capital expenditures, management resources and time. We will have to compete with other companies to recruit, hire, train and retain qualified marketing and sales personnel. Competition for employees capable of selling our products within the pharmaceutical and biotechnology industries is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

We may enter into additional distribution arrangements and marketing alliances for certain products and services and any failure to successfully identify and implement these arrangements on favorable terms, if at all, may impair our ability to effectively distribute and market our products.

We may pursue additional arrangements regarding the sales, marketing and distribution of one or more of our products and our future revenue may depend, in part, on our ability to enter into and maintain arrangements with other companies having sales, marketing and distribution capabilities and the ability of such companies to successfully market and sell any such products. Any failure to enter into such arrangements and marketing alliances on favorable terms, if at all, could delay or impair our ability to distribute or market our products and could increase our costs of distribution and marketing. Any use of distribution arrangements and marketing alliances to commercialize our products will subject us to a number of risks, including the following:

∎	we may be required to relinquish important rights to our products;

∎	we may not be able to control the amount and timing of resources that our distributors or collaborators may devote to the distribution or marketing of our products;

∎	our distributors or collaborators may experience financial difficulties; and

∎	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement.

Our success depends on the market acceptance of our bacterial cell culture media, specialized chromatography solutions and molecular biology reagents, which we manufacture subject to GMP regulatory requirements. Our bacterial cell culture media, specialized chromatography solutions and molecular biology reagents may not achieve or maintain significant commercial market acceptance.

Our commercial success is dependent upon our ability to continue to successfully market and sell our bacterial cell culture media, specialized chromatography solutions and molecular biology reagents, which are manufactured subject to GMP regulatory requirements. Our ability to achieve and maintain commercial market acceptance of our products will depend on a number of factors, including:

∎	our ability to increase awareness of the capabilities of our technology and solutions;

∎	our ability to continue to quickly produce and deliver custom-made formulations to our customers that scale to clinical use;

∎	our ability to maintain compliance with GMP regulatory requirements for certain of our products;

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our ability to assess and determine, consistent with the interpretation of the FDA and similar regulatory bodies, the regulatory categories and status of our product offerings which may develop and change over time and to obtain any regulatory clearances or approvals, if and/or when required by the FDA or similar regulatory authorities;

∎	our customers’ willingness to adopt new products, services and technologies;

∎	whether our products reliably provide advantages over legacy and other alternative technologies and are perceived by customers to be cost effective;

∎	our ability to execute on our strategy to scale-up our technology and manufacturing capabilities to meet increasing demand;

∎	the rate of adoption of our products by biopharmaceutical companies, academic institutions and others;

∎	the relative reliability and robustness of our products as a whole;

∎	our ability to develop new tools and solutions for customers;

∎	whether competitors develop and commercialize products and services that provide comparable features and benefits at scale;

∎	whether competitors effectively link their instruments and/or capital equipment to their reagents;

∎	the impact of our investments in product innovation and commercial growth; and

∎	negative publicity regarding our or our competitors’ products resulting from defects or errors.

We cannot assure you that we will be successful in addressing these criteria or other criteria that might affect the market acceptance of our products. If we are unsuccessful in achieving and maintaining market acceptance of our products, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

Our long-term results depend upon our ability to improve existing products and introduce and market new products and services successfully.

Our business is dependent on the continued improvement of our existing products and our development of new products and services utilizing our current or other potential future technology. As we introduce new products and services or refine, improve or upgrade versions of existing products, we cannot predict the level of market acceptance or the amount of market share these products or services will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new products and services in the future. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product development and refinement. We may need additional capital for product development and refinement than is available on terms favorable to us, if at all, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new products and product enhancements based on technological innovation on a timely basis, our products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

∎	correctly identify customer needs and preferences and predict future needs and preferences;

∎	allocate our research and development funding to products with higher growth prospects;

∎	anticipate and respond to our competitors’ development of new products and technological innovations;

∎	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

∎	successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

∎	convince our customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we may incur substantial costs in doing so, and our profitability may suffer.

The market may not be receptive to our new products and services upon their introduction.

We expect a portion of our future revenue growth to come from introducing new products to support the growing cell and gene therapy market and the increasing use of mRNA vaccines and therapies. The commercial success of all of our products will depend upon their acceptance by the life science and biopharmaceutical industries. Some of the products and services that we are developing are based upon new technologies or approaches. As a result, there can be no assurance that these new products and services, even if successfully developed and introduced, will be accepted by customers. If customers do not adopt our new products, services and technologies, our results of operations may suffer and, as a result, the market price of our common stock may decline.

Due to the significant resources required to enable access in new markets, we must make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships, and there can be no assurance that we will expend our resources in a way that results in meaningful revenue or capitalizes on potential new markets.

We believe our products have potential applications across a wide range of markets and we have targeted certain markets in which we believe we have a higher probability of success or revenue opportunity or for which the path to commercialize products and realizing or achieving revenue is shorter. However, due to the significant resources required for the development of applications for new markets, we must make decisions regarding which markets to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets or applications may not lead to the development of any viable products and may divert resources away from better opportunities. Similarly, our potential decisions to delay or terminate efforts to address, or to collaborate with third parties in respect of, certain markets may subsequently also prove to have been suboptimal and could cause us to miss valuable opportunities. In particular, if we are unable to develop additional relevant products and applications for markets such as the cell and gene therapy market, it could slow or stop our business growth and negatively impact our business, financial condition, results of operations, and prospects.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Addressable market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. These estimates and forecasts are based on a number of complex assumptions and third-party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from existing products and the development of new products and services. The estimates and forecasts in this prospectus relating to the size and expected growth of our markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at the rate we anticipate, if at all.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

Our business exposes us to the risk of product liability claims that are inherent in the development, production, distribution, and sale of biotechnology products. We face an inherent risk of product liability exposure related to the use of our products and product liability lawsuits may allege that our products failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. If any of our products harm people due to our negligence, willful misconduct, unlawful activities or material breach, or if we cannot successfully defend ourselves against claims that our products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in the following, any of which could impact our business, financial condition, results of operations, cash flows and prospects:

∎	decreased demand for our products and any products or services that we may develop in the future;

∎	injury to our reputation;

∎	costs to defend the related litigation;

∎	loss of revenue; and

∎	the inability to commercialize products that we may develop.

We maintain product liability insurance, but this insurance is subject to deductibles, limits and exclusions and may not fully protect us from the financial impact of defending against product liability claims or the potential loss of revenue that may result. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

We are subject to stringent and evolving data privacy and information security laws, regulations and standards, as well as policies and contractual obligations related to data privacy and security, and changes in these could adversely affect our business.

We are subject to data privacy and information security laws and regulations that apply to the collection, transmission, storage and use of proprietary information and personal information. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Additionally, if we are unable to properly protect the privacy and security of information, we could be found to have breached our contracts.

In the U.S., numerous federal and state laws, including state data breach notification laws, and federal and state health information privacy and consumer protection laws, govern the collection, use, disclosure and security of personal information. These laws continue to change and evolve and are increasing in breadth and impact. Many states in which we operate have laws that protect the privacy and security of personal information. For example, the California Consumer Privacy Act of 2018 (“CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and provide such residents with new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Further, in November 2020, California voters approved the California Privacy Rights Act (“CPRA”) through a ballot measure. The CPRA will amend the CCPA, giving California residents additional control over their personal information and imposing further obligations on businesses processing the personal information of California residents. The CPRA includes the creation of a privacy-specific enforcement agency, the first of its kind in any U.S. state, which will be responsible for enforcing the new law. The CPRA takes effect on January 1, 2023. These laws subject us to increased regulatory scrutiny, litigation, and overall risk. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject, if it is enacted. Without an overarching federal law driving privacy compliance in the U.S., however, the risk is high of a patchwork of privacy legislation formed by individual state laws, similar to the patchwork created by differing state data breach notification obligations. Requirements to comply with varying state laws not only increase costs for compliance, but also create the potential for enforcement by individual state attorneys general.

Various foreign countries also have, or are developing, laws that govern the collection, use, disclosure, security and cross-border transmission of personal information. The legislative and regulatory landscape for data privacy and information security continues to evolve, and there has been an increasing focus on data privacy and information security issues that have the potential to affect our business. To the extent applicable, we are, or could be subject to these laws, rules, and regulations, and, we cannot guarantee that we are, or will be, in compliance with all applicable laws, rules, and regulations as they are enforced now or as they evolve.

We use third-party credit card processors to process payments from our customers. Through our agreements with our third-party credit card processors, we are subject to payment card association operating rules, including the Payment Card Industry Data Security Standard (“PCI-DSS”), which governs a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Any change in these rules or standards and related requirements could make it difficult or impossible for us to comply. Additionally, any data breach or failure to hold certain information in accordance with PCI-DSS may have an adverse effect on our business and results of operations.

It is possible that the laws governing data privacy and information security may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with U.S. federal and state and non-U.S. laws regarding data privacy and information security could expose us to penalties under such laws, orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our internal computer systems, or those of our vendors, customers, or contractors, have been and may in the future be subject to cyberattacks or security breaches, which could result in a material disruption of our product development programs or otherwise adversely affect our business, financial condition, results of operations, cash flows and prospects.

Despite the implementation of security measures, our internal computer systems and those of our vendors, customers and contractors, are vulnerable to damage from computer viruses and unauthorized access. We and our vendors, including security and infrastructure vendors, manage and maintain our data using a combination of on-site systems and cloud-based data centers. We face a number of risks related to protecting information, including inappropriate use or disclosure, unauthorized access or acquisition, or inappropriate modification of, information. Cyberattacks are increasing in their frequency, sophistication and intensity and have become increasingly difficult to detect. Cyberattacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyberattacks also could include phishing attempts or e-mail fraud to cause unauthorized payments or information to be transmitted to an unintended recipient, or to permit unauthorized access to systems. A material cyberattack or security incident could cause interruptions in our operations and could result in a material disruption of our business operations, damage to our reputation, financial condition, results of operations, cash flows and prospects.

In the ordinary course of our business, we collect and store data that we are required to protect, including, among other things, personal information about our employees, credit card data, intellectual property, and proprietary business information. Any cyberattack or security incident that leads to unauthorized access, acquisition, use or disclosure of personal or proprietary information could harm our reputation, cause us not to comply with U.S. federal and/or state, or non-U.S., data breach notification laws, or our contractual obligations, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. In addition, we could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks and those of our vendors, including personal information of our employees, and company, customer and vendor confidential data. In addition, outside parties have previously attempted and may in the future attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose information in order to gain access to our data and/or systems or make unauthorized payments to third parties. The number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged.

Our insurance coverage may not be adequate to cover losses associated with security incidents, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to address a security incident. As a result, we may be required to expend significant additional resources to protect against the threat of these issues or to alleviate problems caused by the same. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyberattacks or security incidents that could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Changes in political, economic or governmental regulations may reduce demand for our products or increase our expenses.

We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. The U.S. and international healthcare industry is subject to changing political, economic and regulatory influences that could significantly affect the drug development process, research and development costs and the pricing and reimbursement for pharmaceutical products. Any significant change in regulations could have an adverse effect on both our customers’ business and our business, which could result in reduced demand for our products and services or increases in our expenses. For example, we provide products used for basic research and input components used by biopharmaceutical customers for further processing.

Changes in the FDA’s regulation of the drug discovery and development process may have a negative impact on the ability of our customers to conduct and fund clinical trials, which could have a material adverse effect on the demand for the products we provide these customers. Additionally, the U.S. government and governments worldwide have increased efforts to expand healthcare coverage while at the same time curtailing and better controlling the increasing costs of healthcare. If cost-containment efforts limit our customers’ profitability, they may decrease research and development spending, which could decrease the demand for our products and materially adversely affect our growth prospects. Any of these factors could harm our customers’ businesses, which, in turn, could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

We are subject to financial, operating, legal and compliance risk associated with global operations.

We engage in limited business globally, with approximately 4% of our revenue for the years ended December 31, 2020 and 2019 coming from outside the U.S. However, one of our strategies is to expand geographically, both through distribution and through direct sales. We may also seek to expand geographically by acquiring complementary businesses outside of the U.S. This will subject us to a number of risks, including international economic, political, and labor conditions; currency fluctuations; tax laws (including U.S. taxes on income earned by foreign subsidiaries); increased financial accounting and reporting burdens and complexities; compliance with legislative and regulatory requirements that govern the collection, use, disclosure, security and cross-border transmission of personal information; unexpected changes in, or impositions of, legislative or regulatory requirements; failure of laws to protect intellectual property rights adequately; inadequate local infrastructure and difficulties in managing and staffing international operations; delays resulting from difficulty in obtaining export licenses for certain technology; tariffs, quotas and other trade barriers and restrictions; transportation delays; operating in locations with a higher incidence of corruption and fraudulent business practices; and other factors beyond our control, including terrorism, war, natural disasters, climate change and diseases.

Laws and regulations applicable to international transactions are often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions, prohibited business conduct, and damage to our reputation. We expect to incur additional legal compliance costs associated with our global operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the U.S.

We may expand our operations in countries with developing economies, where it may be common to engage in business practices that are prohibited by anti-corruption and anti-bribery laws and regulations that either do, or likely will, apply to us, such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the UK Bribery Act 2010, which prohibit improper payments or offers of payment by us for the purpose of obtaining or retaining business. Although we intend to implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, distributors and agents, including those based in foreign countries where practices that violate such U.S. laws may be customary, will comply with our internal policies. Any such non-compliance, even if prohibited by our internal policies, could have an adverse effect on our business and result in significant fines or penalties.

Future acquisitions may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

We may, in the future, make selected opportunistic acquisitions of complementary businesses, products, services or technologies. Any acquisition involves numerous risks, uncertainties and operational, financial, and managerial challenges, including the following, any of which could adversely affect our business, financial condition, results of operations, cash flows and prospects:

∎	difficulties in integrating new operations, systems, technologies, products, services and personnel of acquired businesses effectively;

∎	problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;

∎	lack of synergies or the inability to realize expected synergies and cost-savings, including enhanced revenue, technology, human resources, cost savings, operating efficiencies and other synergies;

∎	difficulties in managing geographically dispersed operations, including risks associated with entering foreign markets in which we have no or limited prior experience;

∎	underperformance of any acquired technology, product, or business relative to our expectations and the price we paid;

∎	negative near-term impacts on financial results after an acquisition, including acquisition-related earnings charges;

∎	the potential loss of key employees, customers, and strategic partners of acquired companies;

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declining employee morale and retention issues affecting employees of businesses that we acquire, which may result from changes in compensation, or changes in management, reporting relationships, future prospects or the direction of the acquired business;

∎	claims by terminated employees and stockholders of acquired companies or other third parties related to the transaction;

∎	the assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;

∎	the issuance of equity or equity-linked securities to finance, or as consideration for, any acquisitions may dilute the ownership of our stockholders;

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the issuance of equity or equity-linked securities to finance, or as consideration for, any acquisitions may not be an option if the price of our common stock is low or volatile, which could preclude us from completing any such acquisitions;

∎	acquisitions financed with borrowings could increase our leverage and interest expense, which could make us more vulnerable to business downturns;

∎	any collaboration, strategic alliance and licensing arrangement may require us to relinquish valuable rights to our technologies or products, or grant licenses on terms that are not favorable to us;

∎	disruption of our ongoing operations and diversion of management’s attention and company resources from existing operations of the business;

∎	inconsistencies in standards, controls, procedures, and policies;

∎	the impairment of intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies;

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assumption of, or exposure to, historical liabilities of the acquired business, including unknown contingent or similar liabilities that are difficult to identify or accurately quantify, litigation-related liabilities and regulatory compliance or accounting issues, and potential litigation or regulatory action arising from a proposed or completed acquisition;

∎	the need to later divest acquired assets at a loss if an acquisition does not meet our expectations; and

∎	risks associated with acquiring intellectual property, including potential disputes regarding acquired companies’ intellectual property.

In addition, the successful integration of acquired businesses requires significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance, legal, and information technologies. There can be no assurance that we will be able to identify or complete promising acquisitions for many reasons, including competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals and the availability of capital. Even if we are able to complete acquisitions in the future, there can be no assurance that such acquisitions will be successful or profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any future acquisitions in a reasonable time frame, or at all.

We and our customers’ respective business operations are and will continue to be subject to extensive government laws and regulations, and assessing the applicability and relevant requirements of, and maintaining compliance with, these laws and regulations can be expensive and time consuming.

We are subject to various local, state, federal, foreign and transnational laws and regulations, and, in the future, any changes to such laws and regulations could adversely affect us. We offer certain products that may be deemed medical devices and become subject to related regulation. Additionally, we provide products used by third parties for the development and commercialization of drug therapies, novel vaccines, and molecular diagnostics by biopharmaceutical companies, life science research companies, CROs, CDMOs, in vitro diagnostics franchises, laboratories, and academic and government research institutions that are also subject to an extensive range of regulatory requirements.

The quality of our products is critical to our customers, including researchers looking to develop novel vaccines and drug therapies and for biopharmaceutical customers who use our products as components in their preclinical studies and clinical trials. Biopharmaceutical customers are subject to extensive regulations by the FDA and similar regulatory authorities in other countries for conducting clinical trials and commercializing products for therapeutic or diagnostic use. This regulatory scrutiny results in our customers imposing rigorous quality requirements on us as their supplier through supplier qualification processes and customer contracts, including quality agreements. Regulatory authorities and our customers may conduct scheduled or unscheduled periodic inspections of our facilities to monitor our regulatory compliance or compliance with our quality agreements with our customers. There are significant risks at each stage of the regulatory scheme for our customers.

Regulatory agencies may in the future take action against us or our customers for failure to comply with applicable regulations governing clinical trials and the development and testing of diagnostic and therapeutic products, as well as requirements to fall within certain regulatory categories to qualify for exemption from marketing authorization, or where applicable to obtain clearance, authorization, or approval prior to marketing of regulated products. Failure by us or by our customers to comply with the requirements of these regulatory authorities, including without limitation, remediating any inspectional observations to the satisfaction of these regulatory authorities, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions, or withdrawal of existing or denial of pending approvals, including those relating to products or facilities. In addition, such a failure could expose us to contractual or product liability claims, contractual claims from our customers, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, as well as ongoing remediation and increased compliance costs, any or all of which could be significant.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, the handling, transportation and manufacture of substances that could be classified as hazardous, and our business practices in the U.S. and abroad such as anti-corruption and anti-competition laws. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations.

Establishing policies, procedures, and monitoring and oversight with consideration of both legal requirements and industry best practices in these areas are costly and time consuming. Defending against any actions for non-compliance of such laws can also be costly, time consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our products could become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay or prevent commercialization of our products, thereby materially and adversely affecting our business, financial condition, results of operations, cash flows and prospects.

We make certain of our products available to customers as research-use-only (“RUO”) products. RUO products belong to a separate regulatory classification under a long-standing FDA regulation. From an FDA perspective, products that are intended for research use only and are labeled as RUO are not regulated by the FDA as in vitro diagnostic devices for clinical use, and are therefore not subject to those specific regulatory requirements. RUO products may be used or distributed for research use without first obtaining FDA clearance, authorization or approval. The products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures.” RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. Accordingly, a product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the FDCA and subject to FDA enforcement action. The FDA will consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. The FDA could disagree with our assessment that our products are properly marketed as RUO, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would adversely affect our business, financial condition, results of operations, cash flows and prospects. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all. Our raw material products are manufactured following the voluntary quality standards of ISO 13485:2016. Additionally, products we offer as “GMP-grade” raw material products that we voluntarily manufacture consistent with GMP requirements also follow ISO 13485:2016 standards. We believe these raw material products, including our raw material products offered as “GMP-grade,” are exempt from compliance with FDA regulatory requirements, given that we do not believe they are finished devices as our raw material products are further processed by our customers. Our products are provided to customers under contracts and purchase orders that outline quality standards and product specifications. As products advance through the clinical phases, requirements become more stringent and we work with customers to define and agree on requirements and risks associated with their product.

The FDA could disagree with our assessment that our products are exempt from current GMP regulations. In addition, the FDA could conclude that the raw material and biologics components products we provide to our customers are actually subject to the pharmaceutical or drug quality-related regulations for manufacturing, processing, packing or holding of drugs or finished pharmaceuticals, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would adversely affect our business, financial condition, results of operations, cash flows and prospects. In the future, we may receive a customer request that an RUO product be available for manufacturing and not research use only, or receive notification from the FDA requiring us to comply with certain FDA regulations for our raw material and biologics components products. As a result, there can be no assurance that the FDA will find our operations are in compliance in a timely manner, or at all, and our results of operations may suffer.

We have no experience submitting 510(k) applications to the FDA, and cannot be certain that the FDA will accept our application as filed or that we will not experience any delays or that we will eventually receive 510(k) clearance.

We intend to file a 510(k) application on an active transport medium product line in the second half of 2021. To obtain 510(k) clearance, we will submit to the FDA a premarket notification demonstrating that the device is substantially equivalent to a device legally marketed in the U.S. for which premarketing approval was not required. Under its regulations, the FDA could make a substantial equivalence determination within 90 days of FDA’s receipt of the 510(k), but it may take longer if the FDA requests additional information. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly a pre-market approval. There is no guarantee that the FDA will grant 510(k) clearance of this or any future sample transport mediums.

We rely on assumptions, estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including a breakdown of product revenue into Lab Essentials revenue, Clinical Solutions revenue and Sample Transport revenue, revenue by customer market (pharmaceutical/biotechnology, and academia, government, distributors and healthcare providers), average sale price by product, orders per day, quotes per day, delivery times, order type, new customer metrics, and status of pipeline opportunities that represent potential customers, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. As both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses and the company. In addition, while the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third party and have a number of limitations and, furthermore, our methodologies for tracking these metrics may change over time, for example, the industry breakdown of our customer revenue by government, pharma/bio and academia sales. Accordingly, investors should not place undue reliance on these metrics.

We may be required to record a significant charge to earnings if our goodwill and other intangible assets, or other investments become impaired.

We are required under GAAP to test goodwill and indefinite lived intangibles for impairment at least annually and to review our goodwill, intangible assets and other assets acquired through merger and acquisition activity for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill, intangible assets and other assets acquired via acquisitions include significant adverse changes in the business climate and actual or projected operating results (affecting our company as a whole or affecting any particular segment) and declines in the financial condition of our business. As of December 31, 2020 and 2019, goodwill and intangible assets represented approximately 58% and 64%, respectively, of our total assets. If we determine that there has been impairment, our financial results for the relevant period would be reduced by the amount of the impairment, net of tax effects, if any. We may be required in the future to record charges to earnings if our goodwill, intangible assets or other investments become impaired. Any such charge would adversely impact our financial results.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

We prepare our financial statements in accordance with GAAP. These principles are subject to interpretation by the SEC and various bodies formed to create and interpret appropriate accounting principles and guidance. The adoption of new or revised accounting principles may require us to make changes to our systems, processes and internal controls, which could have a significant effect on our reported financial results and internal controls, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require us to make costly changes to our operational processes and accounting systems upon our following the adoption of these standards.

For example, during February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-02 (Topic 842), Leases. The updated standard requires the recognition of a liability for lease obligations and a corresponding right-of-use asset on the balance sheet, and disclosures of certain information regarding leasing arrangements. We are currently assessing the timing and impact of adopting the updated provisions.

Our revenue recognition and other factors may impact our financial results in any given period and make them difficult to predict.

Under ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers, (“ASU 606”), we recognize revenue when our performance obligations have been satisfied in an amount that reflects the consideration that we expect to receive in exchange for those performance obligations. Our revenue includes revenue from the sale of manufactured products, including products from our catalog or available for purchase on our website and custom manufactured products (such as custom bacterial cell culture media and specialized chromatography solutions). All of our contracts contain a single performance obligation, namely the delivery of consumable products. Our application of ASU 606 with respect to the nature of future contractual arrangements could impact the forecasting of our revenue for future periods, as both the mix of products we will sell in a given period, as well as the size of contracts, is difficult to predict. We adopted the requirements of ASU 606, effective January 1, 2019, using the modified retrospective method. Under the modified retrospective method, this guidance is applied to those contracts that were not completed as of January 1, 2019, with no restatement of contracts that were commenced and completed within fiscal years prior to January 1, 2019.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates may occur from period to period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition.”

Given the foregoing factors, comparing our revenue and operating results on a period-to-period basis may not be meaningful, and our past results may not be indicative of our future performance.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited.

As of December 31, 2020, we had $2.0 million of U.S. federal and $4.1 million of state net operating loss (“NOL”) carryforwards available to reduce taxable income in future years. Our ability to utilize those NOLs may be limited based on our operating performance and tax laws in effect. Under the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

Separately, under Sections 382 and 383 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. As a result, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our business is subject to a number of environmental risks.

Our manufacturing business involves the controlled use of hazardous materials and chemicals and is therefore subject to numerous environmental and safety laws and regulations and to periodic inspections for possible violations of these laws and regulations. The costs of compliance with environmental and safety laws and regulations are significant. Any violations, even if inadvertent or accidental, of current or future environmental and safety laws or regulations and the cost of compliance with any resulting order or fine could adversely affect our operations.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of our business. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection for our current or future products, or if the scope of our intellectual property protection is not sufficiently broad, our ability to commercialize our products successfully and to compete effectively may be materially adversely affected.

Our success depends on our ability to obtain and maintain intellectual property protection in the United States and other countries with respect to our current and future proprietary products. We rely primarily upon a combination of trade secret protection and confidentiality agreements to protect our technology, manufacturing processes, and products. Our commercial success depends in part on obtaining and maintaining trade secret protection of our current and future products, if any, and the methods used to manufacture them, as well as successfully defending such trade secrets against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have valid and enforceable intellectual property rights that cover these activities.

Although we do not currently own any issued patents or patent applications covering our proprietary products or manufacturing processes we may, in the future, file patent applications or acquire or license intellectual property rights including patents and patent applications. The patent prosecution process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we or our collaborators may only pursue, obtain or maintain patent protection in a limited number of countries. Even if patents do successfully issue, such patents may not adequately protect our intellectual property, provide exclusivity for our current or future products, prevent others from designing around our claims or otherwise provide us with a competitive advantage.

Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of intellectual property rights, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights, including the unauthorized use or reproduction of our manufacturing or other trade secrets. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We rely primarily on trade secret laws, as well as confidentiality and non-disclosure agreements, and other contractual protections, to protect our technologies. If we are unable to protect the confidentiality of our technology, the value of our technology and products could be materially adversely affected.

We rely on trade secret protection and confidentiality agreements to protect our technology. To maintain the confidentiality of trade secrets and other proprietary information, we enter into confidentiality agreements with our employees, consultants, contractors, collaborators, CDMOs, CROs and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or entity or made known to the individual or entity by us during the course of the individual’s or entity’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees as well as our personnel policies also generally provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property or that we may obtain full rights to such inventions at our election. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, collaborators, CDMOs, CROs and others may unintentionally or willfully disclose our information to competitors. We also face the risk that present or former employees could continue to hold rights to intellectual property used by us, demand the registration of intellectual property rights in their name, and seek payment of damages for our use of such intellectual property.

Enforcing a claim that a third party illegally obtained or is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. We may not have adequate remedies in the event of unauthorized use or disclosure of our trade secrets or other proprietary information in the case of a breach of any such agreements and our trade secrets and other proprietary information could be disclosed to third parties, including our competitors. Many of our partners also collaborate with our competitors and other third parties. The disclosure of our trade secrets to our competitors, or more broadly, would impair our competitive position and may materially harm our business, financial condition, results of operations, cash flows and prospects. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our rights, and failure to maintain trade-secret protection could adversely affect our competitive business position. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop substantially equivalent or superior knowledge, methods and know-how, and the existence of our own trade secrets affords no protection against such independent discovery.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our current or future products.

Our products may infringe on, or be accused of infringing on, one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights.

Because patent applications in the United States and many foreign jurisdictions typically are not published until 18 months after filing, or in some cases not at all, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain whether others have filed patent applications for technology that we were the first to invent. Others, including our competitors, may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over any future patent applications or patents that we may file or obtain, which could further require us to obtain rights to issued patents by others covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office (the “USPTO”) to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future products or the use of our current or future products. After issuance, the scope of patent claims remains subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages.

The life sciences industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Third parties have, and may in the future have, U.S. and non-U.S. issued patents and pending patent applications that may cover our current or future products. Such a third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party’s patent rights and may go to court or a tribunal to stop us from engaging in our normal operations and activities, including making or selling our current or future products. In the event that any of these patent rights were asserted against us, we believe that we may have defenses against any such action, including that such patents would not be infringed by our current or future products and/or that such patents are not valid. However, if any such patent rights were to be asserted against us and our defenses to such assertion were unsuccessful, unless we obtain a license to such patents, we could be liable for damages, which could be significant and include treble damages and attorneys’ fees if we are found to willfully infringe such patents, and we could be precluded from commercializing any future products that were ultimately held to infringe such patents, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If we are found to infringe the patent rights of a third party, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on reasonable terms, or at all. In particular, any of our competitors that control intellectual property that we are found to infringe may be unwilling to provide us a license under any terms. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. Further, if a patent infringement suit is brought against us or our third-party service providers and if we are unable to successfully obtain rights to required third-party intellectual property, we may be required to expend significant time and resources to redesign our current or future products, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and may delay or require us to abandon our development, manufacturing or sales activities relating to our current or future products. A finding of infringement could prevent us from commercializing our future products or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Intellectual property litigation and other proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, intellectual property litigation or other legal proceedings relating to our, our licensors’ or other third parties’ intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Patent litigation and other proceedings may also absorb significant management time. If not resolved in our favor, litigation may require us to pay any portion of our opponents’ legal fees. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Our competitors or other third parties may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from our participation in patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the perceived value of our current or future products or intellectual property could be diminished. Accordingly, the market price of our common stock may decline. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants, independent contractors or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property and proprietary technology.

We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. We may, however, be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer or that patents and applications we have filed to protect inventions of these individuals, even those related to one or more of our current or future products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending ourselves, such litigation could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on an exclusive basis or on commercially reasonable terms or at all.

In addition, while we typically require our employees, consultants and independent contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, or such agreements may be breached or alleged to be ineffective, and the assignment may not be self-executing, which may result in claims by or against us related to the ownership of such intellectual property or may result in such intellectual property becoming assigned to third parties. If we fail in enforcing or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We rely on confidentiality agreements that, if breached, may be difficult to enforce and could have a material adverse effect on our business and competitive position.

Our policy is to enter agreements relating to the non-disclosure and non-use of confidential information with third parties, including our contractors, consultants, advisors and research collaborators, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to the intellectual property. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely primarily on trade secrets and proprietary know-how that we seek to protect, in large part, by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

∎	these agreements may be breached;

∎	these agreements may not provide adequate remedies for the applicable type of breach; or

∎	our trade secrets or proprietary know-how will otherwise become known.

Any breach of our confidentiality agreements or our failure to effectively enforce such agreements would have a material adverse effect on our business and competitive position.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our proprietary and intellectual property rights is uncertain because such rights offer only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

∎

we do not currently own or license any patents, and others may be able to develop products that are similar to, or better than, our current or future products in a way that is not covered by the claims of the patents we may own or license in the future;

∎	the trade secret protection that we rely on to protect our proprietary information and know-how does not protect us against any third parties independently developing competing technology;

∎

we, or our licensing partners or current or future collaborators, might not have been the first to make the inventions covered by issued patents or pending patent applications that we may own or license in the future;

∎	we, or our licensing partners or current or future collaborators, might not be the first to file patent applications for certain of our or their inventions;

∎	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

∎	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business; or

∎	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found not to be owned by us, invalid or unenforceable.

Should any of these events occur, they could significantly harm our business, financial conditions, results of operations, cash flows and prospects.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future products, and we cannot provide any assurances that we would be able to do so.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future products, and we cannot provide any assurances that third party patents do not exist that might be enforced against our current or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we could not obtain a license, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	whether, and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	our right to sublicense patent and other rights to third parties under collaborative development relationships;

∎

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations; and

∎	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain the licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product, or the dispute may have an adverse effect on our results of operation.

We may, in the future, grant licenses under our intellectual property. Like in licenses, out licenses are complex, and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such occurrence could have an adverse effect on our business.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

In March 2021, we entered into the Credit Agreement which provides for loan commitments in an aggregate amount of up to $27.0 million. Our indebtedness, including any indebtedness we may incur under the Credit Agreement or otherwise, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in the Credit Agreement may have important consequences, including:

∎

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

∎

limiting our ability to incur or prepay existing indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments and make changes in the nature of the business, among other things;

∎	making us more vulnerable to rising interest rates, as certain of our borrowings, including borrowings under the Credit Agreement, bear variable rates of interest; and

∎	making us more vulnerable in the event of a downturn in our business.

Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, tax laws, including the disallowance or deferral of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial condition, results of operations, cash flows and prospects. Further, our Credit Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our current indebtedness levels, the related risks that we face could intensify.

The phase-out of the London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.

Borrowings under our Credit Agreement bear interest at rates determined using LIBOR as the reference rate. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted, and currently it appears highly likely that LIBOR will be discontinued or substantially modified by 2021. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Furthermore, we may need to renegotiate our Credit Agreement or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such indebtedness.

The terms of the Credit Agreement may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions. If we fail to comply with the covenants and other obligations under the Credit Agreement, the lender may be able to accelerate amounts owed under the facilities and may foreclose upon the assets securing our obligations.

The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may, unless waived by the lender, limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

∎	incur additional indebtedness;

∎	incur liens;

∎	merge, dissolve, liquidate, amalgamate, consolidate or sell all or substantially all of our assets;

∎	declare or pay certain dividends, payments or distribution or repurchase or redeem certain capital stock; and

∎	make certain investments.

These restrictions could limit, potentially significantly, our operational flexibility and affect our ability to finance our future operations or capital needs or to execute our business strategy. Our indebtedness under the Credit Agreement is secured by substantially all of our assets. If we fail to comply with the covenants and our other obligations under the Credit Agreement, the lender would be able to accelerate the required repayment of amounts due and, if they are not repaid, could foreclose upon the assets securing our obligations with respect to such indebtedness.

Risks Related to Our Common Stock and This Offering

THP controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, THP will control approximately                  % of the voting power of our outstanding common stock, or                  % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power controlled after the offering, THP will control the vote of all matters submitted to a vote of our stockholders. This control will enable THP to control the election of the members of our board of directors and all other corporate decisions. In particular, for so long as THP continues to own a majority of our common stock, THP will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. Pursuant to our investors’ rights agreement and our amended and restated certificate of incorporation, which will take effect immediately prior to the closing of this offering, THP will have certain rights, and the ability to take certain actions, that are not otherwise available to all stockholders. For example, our investors’ rights agreement provides THP the right, following the closing of this offering and subject to certain conditions, to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these rights. In addition, our amended and restated certificate of incorporation will, until such time as THP first ceases to own greater than 50% of the outstanding voting power of our common stock, effectively provide THP with the ability to fill vacancies on the board, remove directors (with or without cause), call a special meeting of our stockholders, amend our certificate of incorporation (subject to approval of our board of directors) and amend our bylaws. See the section titled “Description of Capital Stock—Anti-Takeover Matters in our Governing Documents and Under Delaware Law” for additional information regarding THP’s ability to take such actions. Even when THP ceases to control a majority of the total voting power, for so long as THP continues to own a significant percentage of our common stock, THP will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, THP will have significant influence with respect to our management, business plans and policies. The concentration of ownership and availability of the foregoing rights could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

THP and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, THP and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation to be effective at or prior to the closing of this offering will provide that none of THP and its affiliates and any person or entity who, while a stockholder, director, officer or agent of the company or any of its affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of THP and its affiliates (each, an “Identified Person”) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates or (ii) otherwise investing in or providing services to any person that competes with us or our affiliates engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer to us or our subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates. This means that THP may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, THP may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon the listing of our shares of common stock on the Nasdaq Global Market, we will be a “controlled company” within the meaning of the Nasdaq Rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After the closing of this offering, THP will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

∎	are not required to have a board that is composed of a majority of “independent directors,” as defined under the Nasdaq Rules;

∎	are not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and

∎

are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering, we do not expect a majority of our directors will have been affirmatively determined to be independent or that our compensation committee or nominating and corporate governance committee of the board will be comprised entirely of directors who have been determined to be independent. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We may allocate the net proceeds from this offering in ways with which you and other stockholders may disagree.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price.

To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

In connection with the audit of our financial statements included elsewhere in this prospectus, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness resulted from not having internal controls that were designed, documented and executed to support the accurate and timely analysis and reporting of financial results associated with accounting for complex, non-routine transactions under GAAP. Consequently, we inappropriately accounted for the THP Transaction in 2019, including as to certain tax benefits and the allocation of transaction costs across periods. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

We are implementing additional procedures to remediate this material weakness, however, we cannot assure you that these or other measures will fully remediate the material weakness in a timely manner or prevent future material weaknesses from occurring. As part of our remediation plan to address the material weakness identified above, we are working to hire accounting employees and/or consultants with the specific technical accounting experience necessary to assist with complex, non-routine transactions. We believe that the measures we are implementing will remediate the material weakness and strengthen our internal control over financial reporting.

While we are implementing our plan to remediate the material weakness, we can give no assurance that this implementation will remediate the material weakness in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. If we identify future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weaknesses, our reputation, financial condition, and operating results could suffer. Moreover, we could become subject to investigations by regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We intend to take advantage of certain exemptions and relief from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act. We will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company for so long as either (i) the market value of our common shares held by non-affiliates is less than $250.0 million as of the end of our second fiscal quarter or (ii) we have annual revenues of less than $100.0 million and the market value of our common shares held by non-affiliates is less than $700.0 million as of the end of our second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective at or prior to the closing of this offering and the DGCL contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things, these provisions:

∎

allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of other stockholders;

∎	provide for a classified board of directors with staggered three-year terms;

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provide that, at any time after THP first ceases to beneficially own more than                % in voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors (the “THP Trigger Event”), directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

∎	prohibit stockholder action by written consent from and after the THP Trigger Event;

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provide that, at any time after the THP Trigger Event, special meetings may only be called by or at the direction of the Chairman of our board of directors, our board of directors or our Chief Executive Officer;

∎

provide that, at any time after the THP Trigger Event, any alteration, amendment or repeal, in whole or in part, of any provision of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

∎	establish advance notice requirements for nominations for elections to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. We have expressly elected not to be governed by Section 203 of the DGCL, until such time as THP beneficially owns, in the aggregate, less than a majority of the total voting power of all outstanding shares of our common stock entitled to vote generally in the election of directors. At that time, such election shall be automatically withdrawn and we will thereafter be governed by Section 203 of the DGCL, except that THP will not be deemed to be an interested stockholder under Section 203 of the DGCL regardless of its percentage ownership of our common stock. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction. For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, which we will adopt at or prior to the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim against us, or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (5) any action or proceeding asserting a claim against us or any of our current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (6) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above. See the section titled “Description of Capital Stock—Anti-Takeover Measures in our Governing Documents and Under Delaware Law—Exclusive Forum.”

The forum selection provisions in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma net tangible book value per share at December 31, 2020 after giving effect to this offering and the initial public offering price. We also have a significant number of outstanding options to purchase shares of our common stock with exercise prices that are below the assumed initial public offering price of our common stock. To the extent these options are exercised, you will experience further dilution. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus titled “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. It is also due to the conversion of our preferred stock into shares of our common stock upon the closing of this offering and the exercise of stock options granted to our employees as the conversion and exercise prices of such securities and options are substantially below the price offered to the public in this offering.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Market under the trading symbol “TKNO,” an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

A significant portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of

common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                outstanding shares of common stock based on the number of shares outstanding as of December 31, 2020, which includes 9,342,092 shares of our common stock issuable upon the conversion of all outstanding shares of our Series A preferred stock as of December 31, 2020. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including THP), which may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

Following the closing of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriters” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” Upon the expiration of the contractual lock-up period pertaining to this offering, an additional 11,262,092 shares will be eligible for sale in the public market, substantially all of which are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. Following the closing of this offering, shares covered by registration rights would represent approximately                 % of our outstanding common stock, or                 % if the underwriters’ option to purchase additional shares is exercised in full. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See the section titled “Shares Eligible for Future Sale.”

As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of common stock sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. In addition, shares of our common stock that are issued pursuant to our equity incentive plans and our ESPP will become eligible for sale in the public market, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. As of December 31, 2020, there were 171,863 and 1,026,551 shares of common stock reserved for issuance pursuant to outstanding stock option awards under the 2016 Plan and the 2020 Plan, respectively. In addition, a total of                and                shares of common stock have been reserved for future issuance under the 2021 Plan and our ESPP, respectively. In addition, the 2021 Plan and the ESPP provide for annual automatic increases in the number of shares reserved thereunder. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, and are prohibited from paying cash dividends under the Credit Agreement, you may not receive any return on investment unless you sell your common stock for a price higher than you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the terms of the Credit Agreement prohibit us from paying dividends, other than dividends payable in our stock, without the prior written consent of the lender. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash and cash equivalents as of December 31, 2020, together with the cash generated from this offering and the MidCap Credit Facility entered into on March 26, 2021, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. However, we may need to raise substantial additional capital to:

∎	expand the commercialization of our products;

∎	fund our operations;

∎	further our research and development; and

∎	pursue strategic transactions, such as acquisitions.

Our future funding requirements will depend on many factors, including:

∎	market acceptance of our products;

∎	the cost and timing of establishing additional sales, marketing and distribution capabilities;

∎	revenue and cash flow derived from existing or future collaborations;

∎	the cost of our research and development activities;

∎	the cost and timing of regulatory clearances or approvals;

∎	the effect of competing technological and market developments; and

∎

the extent to which we engage in strategic transactions, such as the acquisition of, investment in or disposal of businesses, assets, products and technologies, including inbound or outbound licensing arrangements.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws, to be effective immediately prior to the closing of this offering, and the indemnification agreements that we have entered into with our directors and officers, will provide that:

∎

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

∎	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

∎

we may, in our discretion, advance expenses incurred by our directors and officers in connection with defending or participating in a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

∎

we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification; and

∎

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

While we maintain a directors’ and officers’ insurance policy, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

General Risk Factors

We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We are subject to U.S. export controls and sanctions regulations that restrict the shipment or provision of certain products to certain countries, governments and persons. While we take precautions to prevent our products from being exported in violation of these laws, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise. Complying with export control and sanctions regulations may be time consuming and may result in the delay or loss of sales opportunities or impose other costs. Any change in export or import regulations; economic sanctions or related legislation; or change in the countries, governments, persons or technologies targeted by such regulations could result in our decreased ability to export or sell certain products and services to existing or potential customers in affected jurisdictions.

Fluctuations in our effective tax rate may adversely affect our results of operations and cash flows.

We are subject to a variety of tax liabilities, including federal, state and other taxes such as income, sales/use, payroll, withholding, and ad valorem taxes. Changes in tax laws or their interpretations could decrease our net income, the value of any tax loss carryforwards, the value of any tax credits recorded on our balance sheet and our cash flows, and accordingly could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, some of our tax liabilities are subject to periodic audits by the relevant taxing authority, which could increase our tax liabilities.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are currently subject to income taxes in the United States only, but our future tax liabilities may be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

∎	changes in the valuation of our deferred tax assets and liabilities;

∎	expected timing and amount of the release of any tax valuation allowances;

∎	expansion into foreign jurisdictions that require us to pay local income taxes;

∎	expiration of, or detrimental changes in, research and development tax credit laws; or

∎	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our employees, consultants, distributors and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, distributors and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

∎	market conditions in our industry or the broader stock market;

∎	actual or anticipated fluctuations in our quarterly financial and operating results;

∎	introduction of new products or services by us or our competitors;

∎	issuance of new or changed securities analysts’ reports or recommendations;

∎	sales, or anticipated sales, of large blocks of our stock;

∎	additions or departures of key personnel;

∎	regulatory or political developments;

∎	litigation and governmental investigations;

∎	changing economic conditions;

∎	investors’ perception of us;

∎	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

∎	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the market price and liquidity of our shares of common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements relating to our financial condition, results of operations, plans, objectives, future performance and business, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “would,” “potential,” “likely,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

∎	our future financial performance, including our revenue, costs of revenue and operating expenses;

∎	our ability to achieve and grow profitability;

∎	our ability to consistently deliver high-quality, custom, made-to-order products meeting our customers’ expectations and quality requirements, as they scale over time;

∎	the continued adaptability and versatility of our proprietary manufacturing processes;

∎	the longevity of our customer relationships and the likelihood of customers to substitute our components with alternatives;

∎	the promising nature of cell and gene therapy research, the size and growth of our potential markets and our ability to capture market share;

∎

the impact COVID-19 or any pandemic, epidemic or outbreak of infectious disease, natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events may have on our business;

∎	the ability of our products and services to perform as expected and the reliability of the technology on which our products and services are based;

∎	the suitability of our products to meet customers’ growing needs and our ability to collaborate with our customers to meet their demands;

∎	the increasing use of mRNA vaccines and therapies and the resulting demand for more customized, GMP bacterial cell culture media and associated formulations over the short- and long-term;

∎	our ability to make the investments required to maintain our operational excellence, including through extending our rapid custom production capabilities;

∎	our ability to continue to expand our total manufacturing capabilities;

∎	our future investments to strengthen our marketing, sales, R&D and technical support organizations;

∎	our ability to onboard new gene therapy and mRNA therapeutic customers and migrate our current customer base from research to GMP-grade products;

∎	our ability to continue to hire and retain skilled personnel;

∎	the accuracy of our estimates of market opportunity and forecasts of market growth, including our estimated total addressable market;

∎	regulatory developments in the United States and other foreign countries;

∎	the impact of revenue recognition and other factors on our financial results;

∎	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

∎	our ability to obtain, maintain and enforce intellectual property protection for our current and future products, including our ability to protect our trademarks and trade names;

∎	the increased expenses associated with being a public company; and

∎	our anticipated use of the net proceeds from this offering.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

We use market and industry data, forecasts and projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications and from certain sources that are not publicly available. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. The market and industry data used in this prospectus involve risks and uncertainties that are subject to change based on various factors, including the COVID-19 pandemic and those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $        million, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to be received by us will be approximately $        million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $        million, assuming that the initial public offering price remains $        per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock and thereby enable us to access the public equity markets.

We intend to use the net proceeds from this offering to increase our manufacturing capacity and capabilities, improve operating efficiency, scale up our marketing, sales and R&D staff, increase brand awareness, develop new products and services and attract new customers, pursue acquisition opportunities and for other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not paid any dividends since our inception. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not currently intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant. In particular, unless waived, the terms of the Credit Agreement prohibit us from paying dividends, other than dividends payable in our stock, without the prior written consent of the lender. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2021:

∎	on an actual basis;

∎

on a pro forma basis to reflect (i) the conversion of all outstanding shares of our Series A preferred stock as of March 31, 2021 into 9,342,092 shares of common stock immediately prior to the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

∎

on a pro forma as adjusted basis to give effect to (i) the pro forma items described immediately above, and (ii) our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of March 31, 2021
(in thousands, except shares and per share data)	Actual	Pro forma	Pro forma, as adjusted(1)
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$14,466	$14,466
Long-term debt(2)	11,736	11,736
Series A preferred stock, $0.00001 par value per share; 9,600,000 shares authorized, 9,342,092 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	35,638	–
Stockholders’ equity:
Preferred stock, $0.00001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	–	–
Common stock, $0.00001 par value, 30,000,000 shares authorized, 1,920,000 shares issued and outstanding, actual; shares authorized, 11,262,092 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	–	–
Additional paid-in capital	14,678	50,316
Retained earnings	1,610	1,610

Total stockholders’ equity	16,288	51,926

Total capitalization	$63,662	$63,662	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of cash, and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $        million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

On March 26, 2021, we closed on a $27.0 million credit facility with MidCap Financial Trust, pursuant to the terms of the Credit Agreement. The outstanding balance on the credit facility as of March 31, 2021 was $12.0 million ($11.7 million net of deferred fees). See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—MidCap Credit Facility” for more details.

The outstanding share information in the table above is based on 11,262,092 shares of our common stock outstanding as of March 31, 2021, which includes 9,342,092 shares of our common stock issuable upon the conversion of all outstanding shares of our Series A preferred stock as of March 31, 2021, and excludes:

∎	171,863 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2016 Plan, at a weighted average exercise price of $0.79 per share;

∎	1,126,551 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Plan, at a weighted average exercise price of $2.72 per share;

∎

550,526 shares of common stock available for future issuance as of March 31, 2021 under our 2020 Plan, which will no longer be available for issuance thereunder at the time our 2021 Plan becomes effective;

∎

                shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan and any shares underlying outstanding stock awards granted under our 2020 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering—2021 Equity Incentive Plan”; and

∎

                shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

See the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering” for additional information.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2021, we had a historical net tangible book value of $16.3 million, or $8.48 per share of common stock. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date. Our pro forma net tangible book value as of March 31, 2021 was $16.3 million, or $1.45 per share. Pro forma net tangible book value per share represents the amount of our net tangible book value divided by the number of shares of our common stock outstanding as of March 31, 2021, after giving effect to (i) the conversion of all outstanding shares of our Series A preferred stock as of March 31, 2021 into 9,342,092 shares of common stock immediately prior to the closing of this offering, and (ii) the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering.

After giving further effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $        million, or approximately $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $        per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2021	$8.48

Decrease per share attributable to the pro forma adjustments described above	(7.03)

Pro forma net tangible book value per share as of March 31, 2021	$1.45

Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per share after this offering by $        , and would increase (decrease) dilution per share to new investors in this offering by $        , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and decrease (increase) the dilution to new investors by approximately $        per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted net tangible book value after this offering would be approximately $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of common stock in this offering, at the assumed initial public offering price of common stock of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing investors	11,262,092		%	$36,710,276		%	$3.26
New investors in this offering			%			%
Total		100%			100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to               % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to               % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 11,262,092 shares of our common stock outstanding as of March 31, 2021, which includes 9,342,092 shares of our common stock issuable upon the conversion of all outstanding shares of our Series A preferred stock as of March 31, 2021, and excludes:

∎	171,863 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2016 Plan, at a weighted average exercise price of $0.79 per share;

∎	1,126,551 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Plan, at a weighted average exercise price of $2.72 per share;

∎

550,526 shares of common stock available for future issuance as of March 31, 2021 under our 2020 Plan, which will no longer be available for issuance thereunder at the time our 2021 Plan becomes effective;

∎

                shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan and any shares underlying outstanding stock awards granted under our 2020 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering—2021 Equity Incentive Plan”; and

∎

                shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

See the section titled “Executive Compensation—Actions Taken in 2021 or in Connection with This Offering” for additional information.

To the extent any of the outstanding options are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of Teknova’s financial condition and results of operations should be read in conjunction with Teknova’s financial statements and the notes thereto contained elsewhere in this prospectus. This discussion contains forward-looking statements reflecting Teknova’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” and “our” are intended to mean the business and operations of Alpha Teknova, Inc.

Overview

Since our founding in 1996, we have been providing critical reagents that enable the discovery, research, development and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics. Our 3,000 active customers span the entire continuum of the life sciences market, including leading pharmaceutical and biotechnology companies, contract development and manufacturing organizations, in vitro diagnostics franchises, and academic and government research institutions. We offer three primary product types: pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification.

In 2017, we achieved ISO 13485:2016 certification, enabling us to manufacture products for use in diagnostic and therapeutic applications. Our certification allows us to offer solutions across the entire customer product development workflow, supporting their need for materials in greater volume and that meet increasingly stringent regulatory requirements.

On January 14, 2019, we entered into the THP Transaction, pursuant to which THP acquired majority control of the company. As of March 31, 2021, THP owned 83% of our outstanding voting stock. The change of control effected by the THP Transaction resulted in a new basis of accounting beginning on January 14, 2019 and the financial reporting periods are presented as follows:

∎	the “2019 Predecessor Period” means the period from January 1, 2019 through January 13, 2019;

∎	the “2019 Successor Period” means the period from January 14, 2019 through December 31, 2019;

∎	the “2020 Successor Period” means the year ended December 31, 2020;

∎	the “2020 Interim Successor Period” means the three months ended March 31, 2020; and

∎	the “2021 Interim Successor Period” means the three months ended March 31, 2021.

We manufacture our products at our Hollister, California headquarters and stock inventory of raw materials, components and finished goods at that location. We rely on a limited number of suppliers for certain raw materials, and we have no long-term supply arrangements with our suppliers, as we order on a purchase order basis. We ship our products directly from our warehouses in Hollister, California and Mansfield, Massachusetts to our customers and distributors pursuant to purchase orders. We typically recognize revenue when products are shipped.

We sell our products to pharmaceutical and biotechnology companies, contract development and manufacturing organizations, in vitro diagnostics franchises, and academic and government research institutions. Approximately 77% and 69% of our revenue for the three months ended March 31, 2021 and 2020, respectively, was generated from sales through direct channels and a limited salesforce, with the remainder generated through distributor sales. Approximately 77% of our revenue for the year ended December 31, 2020 was generated from sales through direct channels and a limited salesforce, with the remainder generated through distributor sales.

During the three months ended March 31, 2021, we generated revenue of $9.1 million, which represents an increase from $6.1 million in revenue during the three months ended March 31, 2020. During the year ended December 31, 2020, we generated revenue of $31.3 million, which represents an increase from $20.1 million in revenue during the period from January 14, 2019 to December 31, 2019 and $0.7 million in revenue in the period from January 1, 2019 to January 13, 2019. During the three months ended March 31, 2021, we reported $0.8 million of operating loss as compared to an operating income of $1.0 million during the three months ended March 31, 2020. During the year ended December 31, 2020, we had $4.7 million of operating income as compared to an operating loss of $1.9 million during the period from January 14, 2019 to December 31, 2019 and an operating loss of $2.7 million in the period from January 1, 2019 to January 13, 2019. For the three months ended March 31, 2021 and 2020, only 4.0% and 4.8%, respectively, of our revenue was generated from customers located outside of the United States and for the year ended December 31, 2020, only 3.7% of our revenue was generated from customers located outside of the United States. Our sales outside of the United States are denominated in U.S. Dollars.

We expect our expenses will increase substantially in future periods in connection with our ongoing activities as we:

∎	attract, hire and retain qualified personnel;

∎	invest in processes and infrastructure to enable manufacturing automation and expand capacity;

∎	build R&D to introduce new products and services and create intellectual property;

∎	market and sell new and existing products and services;

∎	potentially acquire businesses or technologies to accelerate the growth of our business; and

∎	function as a public company.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by a number of factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section titled “Risk Factors.”

Favorable R&D Funding

Investment in R&D activities in the life sciences sector is rapidly increasing. As a supplier of critical reagents that enable the discovery, research, development and production of biopharmaceutical products such as drug therapies, novel vaccines and molecular diagnostics, we expect to benefit from these favorable R&D dynamics.

Development of New Therapeutic Modalities

Increased innovation and R&D activity in our addressable markets is driving the development of a plethora of new therapeutic modalities. Further, we expect much of the R&D activity geared toward COVID-19 to shift more broadly over time to other vaccines and therapeutic areas.

Favorable Demographic Trends

We believe the global demand for healthcare is significantly increasing due to factors such as aging populations, better access to healthcare systems and care, and an increased occurrence of chronic illness.

Rapid Growth in Cell and Gene Therapy

The investment capital raised by companies developing and commercializing cell and gene therapies increased from $9.8 billion in 2019 to $19.9 billion in 2020, according to the Alliance for Regenerative Medicine. Based on third party research, the global market for cell and gene therapies is expected to grow from $2.3 billion in 2020 to $45.4 billion by 2026. Factors expected to drive this growth include an increasing incidence of cancer and other chronic diseases, a rising number of clinical trials, increased funding and investments in cell and gene therapy, a favorable regulatory environment and additional FDA approvals for cell and gene therapy products.

Increasing Use of mRNA Vaccines and Therapies

As a leader in bacterial cell culture media and supplements, we are a supplier to this market today and are well positioned to benefit from the increasing use of mRNA vaccines and therapies. We believe the demand for mRNA will continue to increase and therefore drive the need for more customized, GMP bacterial cell culture media and associated formulations. The short development timeline and proven effectiveness of the COVID-19 mRNA vaccines have demonstrated the promise of mRNA therapies.

Basis of Presentation

In connection with the change of control effected by the THP Transaction, we elected to apply “pushdown” accounting by applying the guidance in ASC Topic 805, Business Combinations. Our assets and liabilities were recognized at fair value as of January 14, 2019. Additionally, the excess of the portion of the total purchase price of the THP Transaction attributable to the purchase of assets and liabilities over their estimated fair value as of the closing date of the THP Transaction was allocated to goodwill. The new basis of accounting primarily impacted the values of our long-lived and indefinite-lived intangible assets and resulted in increased depreciation and amortization expense due to the increased carrying value of our assets. Accordingly, our financial statements for periods before and after January 14, 2019 reflect different bases of accounting, and the financial positions and results of operations of those periods are not comparable.

COVID-19 Impacts

In March 2020, the World Health Organization declared that the outbreak of COVID-19 was a global pandemic. The COVID-19 pandemic has and continues to significantly affect the United States and global economies. Because our business is categorized as being a part of the country’s critical infrastructure, we were able to continue operations during the COVID-19 pandemic. Because our business is categorized as being a part of the country’s critical infrastructure, we were able to continue operations during the COVID-19 pandemic. We have mobilized our operations to support the global COVID-19 response with products that help analyze, diagnose and protect from the virus. It is not possible to exactly predict the total impact of the global COVID-19 outbreak; however, the company has seen an increase in demand for certain products that are used in COVID-19 testing and COVID-19 vaccine development. The COVID-19 pandemic continues to be dynamic, and near-term challenges across the economy remain. Although vaccines are currently being distributed, we expect continued volatility and unpredictability related to the impact of COVID-19 on our business, financial condition, and results of operations. We continue to actively monitor the pandemic and we will continue to take appropriate steps to mitigate the adverse impacts on our business posed by the ongoing spread of COVID-19.

The extent of the impact of the COVID-19 pandemic on our ability to raise sufficient additional capital on acceptable terms, if at all, and the future value of and market for our common stock will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the U.S. and in other countries, and the effectiveness of actions taken globally to contain and treat COVID-19. For additional information about risks and uncertainties related to the COVID-19 pandemic that may impact our business, financial condition, and results of operations. See the section titled “Risk Factors” for additional information.

Components of Results of Operations

Revenue

We support customers in pharmaceutical and biotechnology industries, contract development and manufacturing organizations, in vitro diagnostics franchises, and academic and government research institutions. Our product offerings include pre-poured media plates, liquid cell culture media and supplements, and molecular biology reagents for the life sciences and healthcare communities. We recognize revenue when control of the product has transferred to the customer at the time of shipment. Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for the products.

Our products are manufactured under RUO or GMP regulatory standards, the latter of which refers to a more stringent level of quality standards supported by additional levels of documentation, testing, and traceability to meet our and our customers’ desire to receive products suitable for use in diagnostic and therapeutic applications. We expect GMP products to be an increasing portion of our overall revenue in the future. Because of the increased liquid volume needed and more stringent quality standards of GMP products, they typically have a higher average selling price compared to similar RUO products.

Cost of Sales

Cost of sales includes salaries, wages and benefits, raw materials consumption, including direct and indirect material, payroll taxes, product testing and analytics expense, repairs and maintenance of equipment, scrap, inbound freight charges, depreciation, and other production overhead. We are continually making investments in our production capabilities and facilities to be flexible and meet growing customer demand for custom products. In addition, we are making investments in production automation to be able to scale capacity with limited incremental costs. Capital investments result in additional depreciation charges which increase the fixed costs of our operation.

Operating Expenses

Research and Development Expenses

Our research and development expenses primarily consist of employee-related expenses, including salaries, benefits and stock-based compensation expense for personnel in process engineering and product development functions; expenses related to occupancy costs, laboratory supplies, consulting fees and depreciation associated with various assets used in the research and development of our products.

We have recently increased our level of investment in research and new product development activities. In December 2020, we hired our Chief Scientific Officer with the goal of developing new products, services and related intellectual property that may assist us in attracting and retaining customers as well as expanding into new market segments. We expect these types of expenses will be higher in the future.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of employee-related expenses, including salaries and benefits, commissions, advertising, occupancy costs and stock-based compensation expense for sales and marketing employees. We continue to increase headcount to drive commercial activity and provide support to our growing operational activity in areas such as sales and marketing and expect these types of expenses will be higher in the future.

General and Administrative Expenses

Our general and administrative expenses primarily consist of executive and administrative staff, and other expenses such as shipping charges, professional service fees, occupancy, IT systems, insurance, depreciation, and stock-based compensation expense for executive and administrative staff.

We expect our general and administrative expenses to increase as we expand our operations. Additionally, we expect to incur increased expenses related to headcount, professional service fees, facilities, insurance, IT systems, quality and regulatory, and other infrastructure related to operating as a public company. In late 2020 and early 2021, we made several additions to our executive staff, which have significantly increased our general and administrative costs that will be reflected in our 2021 results.

In 2019, we incurred certain non-recurring general and administrative expenses related to the THP Transaction, which include one-time bonuses to certain employees, advisory, legal, accounting, valuation, and other professional and consulting fees.

Provision for (benefit from) Income Taxes

Our provision for (benefit from) income taxes consists primarily of federal and state taxes in the United States. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and deferred tax liabilities and the potential valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Results of Operations

The accompanying results of operations are presented for three periods: Predecessor and Successor, which relate to the periods preceding and succeeding the THP Transaction, respectively.

The following tables set forth our results of operations for the periods presented (in thousands, except for percentages):

	Successor		Successor		Predecessor
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Revenue	$9,078	$6,112	$31,297	$20,094	$686
Cost of sales	4,053	2,483	13,542	11,520	461

Gross profit	5,025	3,629	17,755	8,574	225
Operating expenses:
Research and development	700	326	1,507	769	21
Sales and marketing	705	349	2,229	928	30
General and administrative	4,161	1,655	8,208	7,633	2,910
Amortization of intangible assets	287	287	1,148	1,100	–

Total operating expenses	5,853	2,617	13,092	10,430	2,961

(Loss) income from operations	(828)	1,012	4,663	(1,856)	(2,736)
Other income (expenses), net
Interest income	7	32	87	66	–
Other income (expense), net	1	(21)	(24)	(10)	–

Total other income (expense), net	8	11	63	56	–

(Loss) income before income taxes	(820)	1,023	4,726	(1,800)	(2,736)
(Benefit from) provision for income taxes	(165)	75	1,156	(495)	(2,601)

Net (loss) income	(655)	948	3,570	(1,305)	(135)

Change in unrealized (loss) gain on available-for-sale securities, net of tax	(7)	(34)	(13)	20	–

Comprehensive (loss) income	$(648)	$914	$3,557	$(1,285)	$(135)

Net (loss) income available to common stockholders
Net (loss) income	(655)	948	3,570	(1,305)	(135)
Less: undistributed income attributable to preferred stockholders	–	(787)	(2,962)	–	–

Net (loss) income attributable to common stockholders	$(655)	$161	$608	$(1,305)	$(135)

Net income (loss) per share attributable to common stockholders
Basic	$(0.34)	$0.08	$0.32	$(0.69)	$(0.02)
Diluted	$(0.34)	$0.08	$0.30	$(0.69)	$(0.02)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders
Basic	1,920,000	1,920,000	1,920,000	1,879,294	6,080,714
Diluted	1,920,000	1,940,000	11,712,919	1,879,294	6,080,714
Net income (loss) per share attributable to common stockholders (unaudited)
Pro forma net income per share—Basic
Pro forma net income per share—Diluted
Weighted average shares used to compute the pro forma net income per share (unaudited)
Pro forma—Basic
Pro forma—Diluted

Comparison of 2021 Interim Successor Period and 2020 Interim Successor Period

Our revenue disaggregated by product category, for the 2021 Interim Successor Period and the 2020 Interim Successor Period was as follows (in thousands):

	Successor
	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
Lab Essentials	$6,790	$5,249
Clinical Solutions	1,071	579
Sample Transport	924	—
Other	293	284

Total Revenue	$9,078	$6,112

Total revenue was $9.1 million for the 2021 Interim Successor Period and $6.1 million for the 2020 Interim Successor Period.

Lab Essentials revenue was $6.8 million for the 2021 Interim Successor Period and $5.2 million for the 2020 Interim Successor Period. The increase in Lab Essentials revenue was primarily driven by higher average revenue per customer and, to a lesser extent, increased number of customers.

Clinical Solutions revenue was $1.0 million for the 2021 Interim Successor Period and $0.6 million for the 2020 Interim Successor Period. The increase in Clinical Solutions revenue was attributable, in roughly equal measure, to an increased volume of customers and higher average revenue per customer. Clinical Solutions products were introduced beginning in 2017.

Revenue from Sample Transport products commenced during the second quarter of 2020 and generated $0.9 million of revenue in the 2021 Interim Successor Period. The increase in Sample Transport products revenue was primarily attributable to the fact that this product line was not available in the first quarter of 2020.

COVID-19 provided an increase to revenue of approximately $1.5 million in the 2021 Interim Successor Period inclusive of $0.9 million in Sample Transport revenue. There was no COVID-19 impact in the 2020 Interim Successor Period.

Revenue by Geographic Area

Our revenue disaggregated by geographic region, for the 2021 Interim Successor Period and the 2020 Interim Successor Period was as follows (in thousands):

	Successor
	For the Three Months Ended March 31,
	2021	2020
United States	$8,715	$5,821
International	363	291

Total Revenue	$9,078	$6,112

Revenue from sales to customers in the United States was $8.7 million in the 2021 Interim Successor Period and $5.8 million in the 2020 Interim Successor Period. Revenue from U.S. sales represented 96.0% and 95.2% of our total revenue in the 2021 Interim Successor Period and 2020 Interim Successor Period, respectively. We experienced significant U.S. growth due to strong performance in our core Lab Essentials products and a net benefit of sales attributable to COVID-19.

Revenue from sales to customers in markets outside of the U.S. was $0.4 million in the 2021 Interim Successor Period and $0.3 million in the 2020 Interim Successor Period. Revenue from international sales represented 4.0% and 4.8% of our total revenue in the 2021 Interim Successor Period and 2020 Interim Successor Period, respectively. The increase in such revenue was attributable to COVID-19-related product demand from a customer’s facilities located outside of the U.S.

Gross Profit

Our gross profit for the 2021 Interim Successor Period and the 2020 Interim Successor Period was as follows (in thousands, except percentages):

	Successor
	For the Three Months Ended March 31,
	2021	2020
Cost of sales	$4,053	$2,483
Gross profit	5,025	3,629

Gross profit %	55.4%	59.4%

Gross profit percentage was 55.4% in the 2021 Interim Successor Period and 59.4% in the 2020 Interim Successor Period. The decrease in gross profit percentage was primarily driven by higher depreciation and labor costs.

Operating Expenses

Research and Development Expenses

Our research and development expenses for the 2021 Interim Successor Period and the 2020 Interim Successor Period were as follows (in thousands):

	Successor
	For the Three Months Ended March 31,
	2021	2020
Research and development expenses	$700	326

Research and development expenses were $0.7 million in the 2021 Interim Successor Period and $0.3 million in the 2020 Interim Successor Period. The increase was primarily driven by an increase in headcount and spending on outside services.

Sales and Marketing Expenses

Our sales and marketing expenses for the 2021 Interim Successor Period and the 2020 Interim Successor Period were as follows (in thousands):

	Successor
	For the Three Months Ended March 31,
	2021	2020
Sales and marketing expenses	$705	$349

Sales and marketing expenses were $0.7 million in the 2021 Interim Successor Period and $0.3 million in the 2020 Interim Successor Period. The increase was primarily driven by an increase in sales and marketing headcount.

General and Administrative Expenses

Our general and administrative expenses for the 2021 Interim Successor Period and the 2020 Interim Successor Period were as follows (in thousands):

	Successor
	For the Three Months Ended March 31,
	2021	2020
General and administrative expense	$4,161	$1,655

General and administrative expenses were $4.2 million in the 2021 Interim Successor Period and $1.7 million in the 2020 Interim Successor Period. The increase was primarily driven by an increase in headcount and spending on professional services, stock based compensation, depreciation and information technology. For the 2021 Interim Successor Period and 2020 Interim Successor Period, general and administrative expenses as a percentage of revenue was 45.8% and 27.1%, respectively.

(Benefit from) provision for Income Taxes

Our (benefit from) provision for income taxes for the three months ended March 31, 2021 and 2020 was as follows (in thousands, except percentages):

	Successor
	For the Three Months Ended March 31,
	2021	2020
(Benefit from) provision for income taxes	$(165)	$75

Effective tax rate	20.1%	7.3%

Our benefit from income taxes was $0.2 million in the 2021 Interim Successor Period, which was primarily due to deferred tax benefit from federal loss. The effective tax rate for the 2021 Interim Successor Period being lower than the statutory rate was primarily due to the impact from stock-based compensation.

Our provision for income taxes was $0.1 million in the 2020 Interim Successor Period, which was primarily due to an increase in our deferred tax liabilities net of a $0.2 million discrete tax benefit as a result of our ability under the CARES Act to carry back NOLs incurred to certain years when the U.S. federal income tax rate was 34% versus the current rate of 21%. The effective tax rate for the 2020 Interim Successor Period being lower than the statutory rate was primarily due to the impact from the NOL carryback discussed above.

Comparison of 2020 Successor Period and 2019 Successor and Predecessor Periods

	2020	2019	2019
	Successor Period	Successor Period	Predecessor Period
Lab Essentials	$21,240	$17,479	$626
Clinical Solutions	4,807	1,336	24
Sample Transport	4,297	—	—
Other	953	1,279	36

Total Sales	$31,297	$20,094	$686

Total revenue was $31.3 million for the 2020 Successor Period, $20.1 million for the 2019 Successor Period, and $0.7 million for the 2019 Predecessor Period.

Lab Essentials revenue was $21.2 million for the 2020 Successor Period, $17.5 million for the 2019 Successor Period, and $0.6 million for the 2019 Predecessor Period. The increase in Lab Essentials revenue was driven by higher average revenue per customer.

Clinical Solutions revenue was $4.8 million for the 2020 Successor Period, $1.3 million for the 2019 Successor Period, and minimal for the 2019 Predecessor Period. The increase in Clinical Solutions revenue was primarily attributable, in roughly equal measure, to an increased volume of customers and higher average revenue per customer. Clinical Solutions products were introduced beginning in 2017.

Revenue from Sample Transport products commenced in 2020, generating $4.3 million of revenue in the 2020 Successor Period. We launched this product line to support the demand for transport of viral samples associated with a surge of COVID-19 testing in 2020. Sample Transport products are manufactured under GMP standards; however, due to the uncertainty and fluctuations associated with this market, which is different than our other GMP products, we elected to show revenue from this product line separately. While this is not a strategic product line for us, the opportunity allowed us to develop new production capabilities that support future growth in our Lab Essentials and Clinical Solutions product lines.

COVID-19 impacted our business in several different ways. When the pandemic began, orders for Lab Essentials products declined because many research labs temporarily closed and we estimate that the resulting negative impact to our revenue was $1.7 million, primarily in the second quarter of 2020. This negative impact was offset by the launch of our Sample Transport product line, which generated revenue of $4.3 million in 2020. In addition, we experienced COVID-19-related growth in the second half of 2020 from a large customer that was supplying COVID-19 test kits with one of our GMP products included and another large customer that was supplying COVID-19 vaccines into the market, the result of which we estimate was an approximate $3.0 million increase in revenue. In total, we estimate that we realized a net increase of approximately $5.6 million in revenue attributable to conditions created by the COVID-19 pandemic, which we expect may significantly decline in the future as the COVID-19 pandemic eases.

Revenue by Geographic Area

Our revenue disaggregated by geographic region, for the 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period was as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
United States	$30,138	$19,146	$668
International	1,159	948	18

Total Revenue	$31,297	$20,094	$686

Revenue from sales to customers in the United States was $30.1 million in the 2020 Successor Period, $19.1 million in the 2019 Successor Period and $0.7 million in the 2019 Predecessor Period. Revenue from U.S. sales represented 96.3%, 95.3% and 97.4% of our total revenue in the 2020 Successor Period, 2019 Successor Period, and 2019 Predecessor Period, respectively. We experienced significant U.S. growth in 2020 due to strong performance in our core Lab Essentials and Clinical Solutions products and a net benefit of sales attributable to COVID-19, somewhat offset by reduced revenue from shipping charges.

Revenue from sales to customers in markets outside of the U.S. was $1.2 million in the 2020 Successor Period, $0.9 million in the 2019 Successor Period and minimal in the 2019 Predecessor Period. Revenue from such sales represented 3.7%, 4.7% and 2.6% of our total revenue in the 2020 Successor Period, 2019 Successor Period, and 2019 Predecessor Period, respectively. The increase in such revenue was attributable to COVID-19-related product demand from a customer’s facilities located outside of the U.S. We do not currently have international sales representatives or otherwise actively market to customers outside of the U.S.

Gross Profit

Our gross profit for the 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period was as follows (in thousands, except percentages):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Cost of sales	$13,542	$11,520	$461
Gross profit	17,755	8,574	225

Gross profit %	56.7%	42.7%	32.8%

Gross profit percentage was 56.7% in the 2020 Successor Period, 42.7% in the 2019 Successor Period and 32.8% in the 2019 Predecessor Period. The increase in gross profit was primarily driven by the strong revenue growth and volume increases experienced in 2020 compared to 2019. In addition, gross profit in 2019 was significantly impacted by purchase accounting write up of inventory to fair value related to the THP Transaction, which resulted in an additional $1.5 million in cost of sales during the 2019 Successor Period. Excluding this, gross profit percentage would have been 50.3% during the 2019 Successor Period. Most of our cost of sales are of a fixed nature so volume increases lead to better cost utilization improving our gross margins. In addition, product mix plays an important role in gross margin development. Specifically, the increase in GMP product revenue as a percentage of total revenue contributes to higher gross margins due to the premium average selling prices of these products.

Operating Expenses

Research and Development Expenses

Our research and development expenses for the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period were as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Research and development expenses	$1,507	$769	$21

Research and development expenses were $1.5 million in the 2020 Successor Period, $0.8 million in the 2019 Successor Period and insignificant in the 2019 Predecessor Period. The increase was primarily driven by increased headcount in Process Engineering and Product Development to support business growth.

Sales and Marketing Expenses

Our sales and marketing expenses for the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period were as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Sales and marketing expenses	$2,229	$928	$30

Sales and marketing expenses were $2.2 million in the 2020 Successor Period, $0.9 million in the 2019 Successor Period, and insignificant in the 2019 Predecessor Period. The increase was primarily driven by increased headcount in functional areas, including Sales and Marketing. Additionally, we spent significantly more in 2020 compared to 2019 on marketing and advertising.

General and Administrative Expenses

Our general and administrative expenses for the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period were as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
General and administrative expenses	$8,208	$7,633	$2,910

General and administrative expenses were $8.2 million in the 2020 Successor Period, $7.6 million in the 2019 Successor Period, and $3.0 million in the 2019 Predecessor Period. The 2019 Predecessor Period included $2.6 million of transaction expenses related to the THP Transaction and the 2019 Successor Period included $1.8 million in non-recurring bonuses. Excluding these expenses related to the THP Transaction, general and administrative expenses as a percentage of revenue would have been 28.8% and 39.5% for the 2019 Successor and Predecessor Periods, respectively. In 2020, we increased our headcount in a few functional areas, including Quality Assurance and Administration. Additionally, we spent more in 2020 compared to 2019 on professional fees, recruiting fees, and information technology. For the 2020 Successor Period, general and administrative expenses as a percentage of revenue was 26.2%.

Provision for (benefit from) Income Taxes

Our provision for (benefit from) income taxes for the 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period was as follows (in thousands, except percentages):

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Provision for (benefit from) income taxes	$1,156	$(495)	$(2,601)

Effective tax rate	24.5%	27.5%	95.2%

Our provision for income taxes was $1.2 million in the 2020 Successor Period, which was due to an increase in our deferred tax liabilities net of current tax benefit. The effective tax rate for the 2020 Successor Period being higher than the statutory rate was primarily due to state taxes but somewhat offset by refund claims under the CARES Act as prior tax losses were allowed to be carried back to periods where the corporate tax rate was higher.

Our benefit from income taxes was $0.5 million in the 2019 Successor Period and $2.6 million in the 2019 Predecessor Period, which was primarily due to the company generating future tax benefits from operating losses arising from non-recurring expenses as a result of the THP Transaction. The effective tax rate for the 2019 Successor Period being higher than the statutory rate was primarily due to state taxes. The effective tax rate for the 2019 Predecessor Period being higher than the statutory rate was primarily attributable to deductions for repurchased stock options.

Non-GAAP Financial Measures

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our business is performing are revenue and Adjusted EBITDA.

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) adjusted for interest expense, provision for income taxes, depreciation, amortization and stock-based compensation expenses. Adjusted EBITDA reflects further adjustments to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance.

We also present Adjusted Free Cash Flow, which is a non-GAAP measure that we define as Adjusted EBITDA less capital expenditures. Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA and Adjusted Free Cash Flow because we believe they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry and they facilitate comparisons on a consistent basis across reporting periods. Further, we believe they are helpful in highlighting trends in our operating results because they exclude items that are not indicative of our core operating performance.

Adjusted EBITDA and Adjusted Free Cash Flow have limitations as analytical tools and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. We may in the future incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. In particular, we expect to incur meaningful share-based compensation expense in the future. Other limitations include the following that Adjusted EBITDA and Adjusted Free Cash Flow do not reflect:

∎	all expenditures or future requirements for capital expenditures or contractual commitments;

∎	changes in our working capital needs;

∎	provision for income taxes, which may be a necessary element of our costs and ability to operate;

∎	the costs of replacing the assets being depreciated, which will often have to be replaced in the future;

∎	the non-cash component of employee compensation expense; and

∎	the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

In addition, Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The following is a reconciliation of net income (loss) to EBITDA, Adjusted EBITDA, and Adjusted Free Cash Flow, which are non-GAAP financial measures (in thousands):

	Successor		Successor		Predecessor
(in thousands)	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Net (loss) income – as reported	$(655)	$948	$3,570	$(1,305)	$(135)
Add back:
Interest income, net	(7)	(32)	(87)	(66)	–
(Benefit from) provision for income taxes	(165)	75	1,156	(495)	(2,601)
Depreciation expense	365	170	897	523	16
Amortization of intangible assets	287	287	1,147	1,100	–

EBITDA	(175)	1,448	6,683	(243)	(2,720)

Other and one-time expenses:
Stock-based compensation expense	183	–	300	–	75
Acquisition transaction expenses	–	–	–	–	2,639
Pushdown accounting adjustments	–	–	–	1,540	–
Non-recurring bonus to founder	–	–	–	1,853	–

Adjusted EBITDA	8	1,448	6,983	3,150	(6)

Less: capital expenditures	(3,884)	(359)	(5,466)	(2,649)	(201)

Adjusted Free Cash Flow	(3,876)	1,089	1,517	501	(207)
Add back: capital expenditures	3,884	359	5,466	2,649	201
Less: total other and one time expenses	183	–	300	3,393	2,714
Less: total interest, taxes, depreciation and amortization expenses	480	500	3,113	1,062	(2,585)

Net (loss) income – as reported	(655)	948	3,570	(1,305)	(135)

Adjustments to reconcile net (loss) income to net cash provided by operating activities, net(1)	394	1,683	4,441	1,178	(2,422)
Changes in operating assets and liabilities, net(1)	2,662	(2,713)	(5,506)	2,299	2,795

Cash provided by (used in) operating activities	2,401	(82)	$2,505	$2,172	$238

(1)

See the Statements of cash flows to our audited financial statements appearing elsewhere in this prospectus for detailed balances used to calculate the net adjustments to reconcile net income (loss) to cash provided by operating activities and net changes in operating assets and liabilities.

Liquidity and Capital Resources

Since inception we have financed our operations primarily through sales of our products and, more recently, the sale of our Series A preferred stock. As of March 31, 2021, we had $20.3 million in working capital, which included $14.5 million in cash and cash equivalents. As of December 31, 2020, we had $12.5 million in working capital, which included $3.3 million in cash and cash equivalents and $1.8 million in marketable securities.

In January 2019, we entered into a stock purchase agreement with THP, pursuant to which THP acquired 9,342,092 shares of our Series A preferred stock, representing 80.6% of the then-outstanding voting power of the company, and we received an aggregate of $35.9 million, net from the issuance of such shares to THP. We used $26.5 million of the proceeds from the THP Transaction to repurchase shares of our common stock and options to acquire shares of our common stock with the remainder being used for general corporate purposes, including working capital, capital investment and continued development of our products.

In addition to our existing cash and cash equivalents balance, our principal source of liquidity is our new credit facility as described below in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—MidCap Credit Facility.” To facilitate our expected growth, we may also lease or purchase additional facilities. We expect to continue to make investments as we expand our operations.

MidCap Credit Facility

On March 26, 2021, we entered into a Credit Agreement with MidCap Financial Trust, as administrative agent, and the additional lenders from time to time party thereto (collectively, the “Lenders”). The Credit Agreement provides for a $27.0 million credit facility (the “Facility”) consisting of a $22.0 million senior, secured term loan (the “Term Loan”), and a $5.0 million working capital facility (the “Revolver”). The proceeds from the Credit Facility will be used for working capital and general corporate purposes. Borrowings on the Revolver are limited to a borrowing base calculation and initial borrowing is subject to completion of an initial field exam with respect to such borrowing base assets.

The Term Loan is available in three tranches: Tranche 1 – $12.0 million funded at close; Tranche 2 – $5.0 million available from September 30, 2021 to December 31, 2021, and Tranche 3 – $5.0 million available from January 1, 2022 to September 30, 2022 based on us generating a trailing 12 month net revenue of at least $37.0 million if Tranche 3 amount is drawn between January 1, 2022 to June 30, 2022 and $38.5 million if drawn between July 1, 2022 and September 30, 2022, together with a positive trailing six month EBITDA. Interest on the outstanding balance of the Term Loan will be payable monthly in arrears at an annual rate of one-month LIBOR plus 6.45%, subject to a LIBOR floor of 1.50%. The term of the Term Loan will be 60 months, with us being liable to interest only for 36 months. Interest on the outstanding balance of the Revolver will be payable monthly in arrears at an annual rate of one-month LIBOR plus 3.75%, subject to a LIBOR floor of 1.50%. The term of the Revolver will be co-terminus with the Term Loan. If any advance under the Term Loan is prepaid at any time, the prepayment fee is based on the amount being prepaid and an applicable percentage amount, such as 3%, 2%, or 1%, based on the date the prepayment is made after the closing date of the Term Loan. At the end of the Term Loan, we will pay an exit fee of $0.6 million, which represents 5% of the $12.0 million in borrowings made available immediately on March 26, 2021. Such fee is being accreted to interest expense over the life of the Term Loan.

The maximum loan amount under the Revolver (the “Revolver Commitment Amount”) will be $5.0 million which we may request the Lenders to increase up to $15.0 million. The amount available to us under the Revolver at any one time shall be based upon an amount equal to: (i) 85% of the net collectable value of our domestic accounts receivable; plus (ii) 50% of domestic eligible finished goods inventory that does not exceed $1.0 million. Additionally, availability from finished goods inventory cannot exceed 25% of the total borrowing base availability. Interest on the outstanding balance of the Revolver will be payable monthly in arrears at an annual rate of one-month LIBOR plus 3.75%, subject to a LIBOR floor of 1.50%.

The Credit Agreement includes a financial covenant that requires us to maintain certain minimum revenue, tested monthly based on trailing 12 months net revenue. Calendar year-end net revenue covenants are a minimum of $32.0 million at December 31, 2021, $37.5 million at December 31, 2022, $42.0 million at December 31, 2023, $46.5 million at December 31, 2024 and $51.5 million at December 31, 2025. In connection with the Facility, the Lenders will receive a perfected first priority security interest in all existing and after-acquired assets of the company.

The outstanding balance on the Facility as of March 31, 2021 was $12.0 million ($11.7 million net of deferred fees) and is presented as long-term debt on the condensed balance sheets, included elsewhere in this prospectus.

We believe these sources of liquidity, in addition to the net proceeds of this offering, will be sufficient to fund our liquidity requirements for at least the next 24 months. Our principal liquidity requirements are to fund our operations, expand manufacturing operations which includes, but is not limited to, maintaining sufficient levels of inventory to meet the anticipated demand of our customers, and fund our capital expenditures. We may, however, require or elect to secure additional financing as we continue to execute our business strategy. If we require or elect to raise additional funds, we may do so through equity or debt financing, which may not be available on favorable terms and could require us to agree to covenants that limit our operating flexibility.

The following table sets forth, for the periods indicated, net cash flows provided by operating activities, used in investing activities and (used in) provided by financing activities (in thousands):

	Successor		Successor		Predecessor
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Net cash provided by (used in) operating activities	$2,401	$(82)	$2,505	$2,172	$238
Net cash (used in) provided by investing activities	(1,528)	1,384	(1,735)	(8,156)	(201)
Net cash provided by (used in) financing activities	10,278	(45)	(1,599)	8,570	(18)

Net increase (decrease) in cash and cash equivalents	$11,151	$1,257	$(829)	$2,586	$19

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for certain non-cash items (including depreciation and amortization, amortization of premium on marketable securities, provision for doubtful accounts, deferred taxes, loss on disposal of property, plant and equipment, and stock-based compensation expense), and the effect of changes in working capital and other activities.

Net cash provided by operating activities was $2.4 million for the 2021 Interim Successor Period, which primarily consisted of net loss of $0.7 million, offset by net adjustments for non-cash charges of $0.6 million and net changes in operating assets and liabilities of $2.5 million. The primary non-cash adjustments to net loss included $0.7 million of depreciation and amortization, partially offset by $0.2 million of deferred taxes. Net cash provided by changes in operating assets and liabilities consisted primarily of a $2.1 million increase in accounts payable and accrued expenses and $0.4 million decrease in accounts receivable, partially offset by a $0.3 million increase in inventories.

Net cash used in operating activities was $0.1 million for the 2020 Interim Successor Period, which primarily consisted of net income of $0.9 million plus net adjustments for non-cash charges of $1.7 million, offset by net changes in operating assets and liabilities of $2.7 million. The primary non-cash adjustments to net income included $1.2 million of deferred taxes and $0.5 million of depreciation and amortization. Net cash used in changes in operating assets and liabilities consisted primarily of a $1.2 million increase in prepaid expenses and other assets, a $0.9 million increase in accounts receivable and a $0.4 million increase in inventories.

Net cash provided by operating activities was $2.5 million for the 2020 Successor Period, which primarily consisted of net income of $3.6 million plus net adjustments for non-cash charges of $4.4 million, partially offset by net changes in operating assets and liabilities of $5.5 million. The primary non-cash adjustments to net income are $2.0 million of depreciation and amortization and $2.1 million of deferred taxes. The significant impact from changes in net operating assets and liabilities was primarily driven by a $2.4 million increase in accounts receivable, a $2.2 million increase in prepaid expenses and other current assets, and a $1.0 million increase in inventories.

Net cash provided by operating activities was $2.2 million for the 2019 Successor Period, which primarily consisted of net loss of $1.3 million plus net adjustments for non-cash charges of $1.2 million, partially offset by net changes in operating assets and liabilities of $2.3 million. The primary non-cash adjustments to net loss included $1.7 million of depreciation and amortization, partially offset by $0.5 million of deferred taxes. Net cash provided by changes in operating assets and liabilities consisted primarily of a $1.0 million decrease in inventories and a $1.2 million increase in accounts payable and accrued expenses.

Net cash provided by operating activities was $0.2 million for the 2019 Predecessor Period, which primarily consisted of net loss of $0.1 million plus net adjustments for non-cash charges of $2.4 million and net changes in operating assets and liabilities of $2.8 million. The primary non-cash adjustments to net loss included $2.5 million of deferred taxes. Net cash provided by changes in operating assets and liabilities consisted primarily of a $2.7 million increase in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities relates primarily to purchases of marketable securities and capital expenditures, partially offset by proceeds from maturities and sales of marketable investments.

Net cash used in investing activities was $1.5 million for the 2021 Interim Successor Period, which primarily consisted of purchases of property, plant and equipment of $3.9 million. This was partially offset by receipt of proceeds from a loan to a related party of $0.5 million, and proceeds from sales and maturities of short-term marketable securities of $1.1 million and $0.7 million, respectively.

Net cash provided by investing activities was $1.4 million for the 2020 Interim Successor Period, which primarily consisted of proceeds from sales and maturities of short-term marketable securities of $1.7 million and $1.8 million, respectively. This was partially offset by purchases of short-term marketable securities of $1.8 million, and purchases of property, plant and equipment of $0.4 million.

Net cash used in investing activities was $1.7 million for the 2020 Successor Period, which primarily consisted of purchase of property, plant and equipment of $5.5 million and purchase of short-term marketable securities of $1.8 million. This was partially offset by proceeds from sales and maturities of short-term marketable securities of $1.7 million and $3.7 million, respectively.

Net cash used in investing activities was $8.2 million for the 2019 Successor Period, which primarily consisted of purchase of property, plant and equipment of $2.6 million and purchase of short-term marketable securities of $6.7 million. This was partially offset by proceeds from sales of short-term marketable securities of $1.1 million.

Net cash used in investing activities for the 2019 Predecessor Period was $0.2 million, which was attributable to the purchase of property, plant and equipment.

Financing Activities

Net cash (used in) provided by financing activities primarily relates to proceeds from the issuance of Series A preferred stock and proceeds from exercises of stock options and repurchases of common stock.

Net cash provided by financing activities was $10.3 million for the 2021 Interim Successor Period, which was primarily attributable to proceeds from long-term debt pursuant to the MidCap Credit Facility of $11.9 million, partially offset by payment of costs related to the company’s planned initial public offering of $1.5 million.

Net cash used in financing activities was $0.1 million for the 2020 Interim Successor Period, which was primarily attributable to repayment of outstanding long-term debt.

Net cash used in financing activities was $1.6 million for the 2020 Successor Period, which was primarily attributable to pushdown accounting adjustments.

Net cash provided by financing activities was $8.6 million for the 2019 Successor Period, which consisted of $35.6 million in net proceeds from the issuance of our Series A preferred stock to THP in connection with the THP Transaction and $0.3 million in proceeds from the exercise of stock options, partially offset by payments of $19.5 million for the repurchase of shares of our common stock, $7.0 million for cancellation of stock options and $0.8 million for repayment of our long-term debt.

Net cash used in financing activities for the 2019 Predecessor Period was minimal and attributable to the repayment of long-term debt.

Contractual Obligations and Commitments

We have various non-cancelable operating leases for commercial, office, manufacturing, and warehouse space, as well as vacant land in Hollister, California. The leases have terms with varying expiration dates ranging from June 30, 2021 to December 31, 2025 and include options to extend such leases. As of March 31, 2021, these leases represented a remaining contractual obligation of $6.6 million. As of December 31, 2020, these leases represented a remaining contractual obligation of $7.0 million.

Additionally, we lease our warehouse in Mansfield, Massachusetts. This lease expires in August 2024, and, as of March 31, 2021 and December 31, 2020, represented a remaining contractual obligation of $0.9 million and $1.0 million, respectively.

On March 26, 2021, we entered into a Credit Agreement with MidCap Financial Trust. The Credit Agreement provides for a $27.0 million credit facility consisting of a $22.0 million senior, secured term loan, and a $5.0 million working capital facility. On March 26, 2021, $12.0 million of the Term Loan funded at close. We are obligated to pay interest on the outstanding balance of the Term Loan at an annual rate of one-month LIBOR plus 6.45%, subject to a LIBOR floor of 1.50%. The outstanding balance of the Term Loan is due in full on March 1, 2026. The Revolver will be available once we meet the borrowing conditions set forth in the Credit Agreement, which we expect to occur by June 30, 2021.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or holdings in variable interest entities.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, future events may cause us to change our assumptions and estimates, which may require adjustment. Actual results could differ from these estimates.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We adopted ASU 606 on January 1, 2019 and accordingly we recognize revenue to depict the transfer of promised goods to our customers in an amount that reflects the consideration we expect to be entitled to receive from our customers in exchange for those goods. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied.

We recognize revenue from the sale of ready-to-use pre-poured media plates and broths for growth of bacterial, yeast and microbiological applications, and buffers and reagents for purification and analysis of proteins, DNA and mRNA. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. All of our contracts with customers contain a single performance obligation, delivery of consumable products (e.g., pre-poured media plates, broths, buffers, reagents, etc.). Accordingly, we recognize revenue at a point in time when control of the product has been transferred to the customers, which is at the time of shipment. Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for the products.

ASU 606 requires an entity to estimate the amount of variable consideration included in the contract to which the entity will be entitled in exchange for transferring the promised goods to a customer.

Goodwill

Goodwill is the excess of the fair value of the company above the fair value accounting basis of the net assets and liabilities of the company under pushdown accounting. Goodwill is not amortized, but is tested for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may no longer be recoverable and that an impairment loss may have occurred. We operate as one segment and one reporting unit, and therefore goodwill is tested for impairment at the entity level.

We first consider qualitative factors that indicate impairment may have occurred. Such indicators may include macro-economic conditions such as adverse industry or market conditions; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel. If the qualitative assessment indicates a reduction in the carrying value is more likely than not to have occurred, we perform a quantitative assessment, comparing the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds the fair value, an impairment has occurred, and an impairment loss is recognized for the difference up to the carrying value of the reporting unit’s goodwill. The fair value of the reporting unit is primarily determined based on the income approach. The income approach is a valuation technique in which fair value is based on forecasted future cash flows, discounted at the appropriate rate of return commensurate with the risk as well as current rates of return for equity and debt capital as of the valuation date.

We completed our qualitative assessment in the fourth quarter of 2020 and determined that it is not more likely than not that the fair value of the entity is less than its carrying amount and concluded that a quantitative goodwill impairment test was not required.

Application of the goodwill impairment test requires judgments, including a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of the reporting unit. A number of significant assumptions and estimates are involved in the application of the income approach to forecast future cash flows, including revenue and operating income growth rates, discount rates and other factors. While we believe that our estimates of current value are reasonable, if actual results differ from the estimates and judgments used including such items as future cash flows and the volatility inherent in markets which we serve, impairment charges against the carrying value of those assets could be required in the future.

Intangible Assets and Other Long-Lived Assets

We review our definite-lived intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of our long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows, the time value of money, and other factors that a willing market participant would consider.

Indefinite-lived intangible assets are also subject to an impairment test at least annually, as of October 1, or more frequently if events or circumstances indicate that it is more likely than not that the asset is impaired. If the fair value of the asset is less than the carrying amount, an impairment loss would be recognized in an amount equal to the difference between the carrying amount and the fair value. We completed our qualitative assessment in the fourth quarter of 2020 and determined that it is not more likely than not that the fair value of our indefinite-lived intangible assets is less than the carrying amount and a quantitative impairment test was not required.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

Income Taxes

The asset and liability method is used in accounting for deferred income taxes. Under this method, deferred income taxes are provided for differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accordingly, our tax provision contemplates tax rates currently in effect to determine our current tax provision as well as enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled to determine our deferred tax provision. Any significant fluctuation in rates or changes in tax laws could lead to either increases or decreases in our effective tax rate.

Our provision for income taxes, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated future taxes to be paid. Significant judgments and estimates based on interpretations of existing tax laws or regulations are required in determining our provision for income taxes. Changes in tax laws, statutory tax rates, and estimates of our future taxable income could impact the deferred tax assets and liabilities provided for in the financial statements and would require an adjustment to the provision for income taxes.

Stock-Based Compensation

Stock-based compensation expense is recognized based on the fair value and is expensed on a straight-line basis over the requisite service periods of the award, which generally represents the scheduled vesting period. Forfeitures are recognized as they occur. The company accounts for stock-based compensation expense based on the estimated grant date fair value, using the Black-Scholes option-pricing model which requires the company to make a number of assumptions, including expected volatility, the expected risk-free interest rate, the expected term and the expected dividend. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation is recognized.

∎

Expected volatility. Since we are not a publicly traded entity and therefore have limited historical data on volatility of our stock, expected volatility is based on the volatility of the stock of similar publicly traded entities. In evaluating similarity, we considered factors such as industry, stage of life cycle, size, and financial leverage.

∎

Expected risk-free interest rate. The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with remaining terms equivalent to the expected term of a stock award.

∎

Expected term. As the company does not have sufficient historical exercise activity to estimate expected life, the expected life of options granted was determined using the simplified method. The simplified method is based on the vesting period and the contractual term for each grant or for each vesting tranche for awards with graded vesting. The midpoint of the vesting date and the maximum contractual expiration date is used as the expected term under this method.

∎

Expected dividend. The company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Accordingly, the company estimated the dividend yield to be 0%.

Prior to our initial public offering, the fair value of our common stock was determined by the board of directors with assistance from management and, in part, on input from an independent third-party valuation firm. The board of directors determines the fair value of common stock by considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, the lack of liquidity our common stock and the general and industry-specific economic outlook.

Beginning September 30, 2020, in valuing our common stock, the fair value of our business, or enterprise value, was determined using the market approach. The market approach involves identifying and evaluating comparable public companies and acquisition targets that operate in the same industry or which have similar operating characteristics as the subject company. From the comparable companies, publicly available information is used to extrapolate market-based valuation multiples that are applied to historical or prospective financial information in order to derive an indication of value.

The resulting equity value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. After the common stock share value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the common stock shares on a non-marketable, minority basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest.

For valuations after the completion of our IPO, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

JOBS Act

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act (i.e., the first day of the fiscal year after we have (a) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last business day of our most recently completed second fiscal quarter, and (b) been public for at least 12 months).

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

During the audit of our financial statements, we identified a material weakness in our financial close and reporting process. Specifically, that process was not adequately designed, documented, and executed to support the accurate and timely reporting of the company’s financial results with respect to complex, non-routine transactions, such as business combinations. Consequently, we inappropriately accounted for the THP Transaction in 2019, including as to certain tax benefits and the allocation of transaction costs across periods. Our audited financial statements that are a part of this prospectus, now present the THP Transaction in accordance with GAAP.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting by working to hire accounting employees and/or consultants with specific technical accounting experience necessary to assist with complex, non-routine transactions. However, we cannot assure you that these measures will significantly improve or remediate the material weakness identified. As of March 31, 2021, the material weakness had not been remediated.

The actions that we are taking are subject to ongoing executive management review and will also be subject to audit committee oversight. If we are unable to successfully remediate the material weakness, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

Recent Accounting Pronouncements

A description of recent accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosures About Market Risk

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and therefore are not required to provide this information.

BUSINESS

Overview

We are a leading provider of critical reagents that enable the discovery, development and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics. Our 3,000 active customers span the continuum of the life sciences market, including leading pharmaceutical and biotechnology companies, contract development and manufacturing organizations, in vitro diagnostics franchises, and academic and government research institutions. Our company is built around proprietary development and manufacturing processes that are highly adaptable and versatile. These proprietary processes enable us to manufacture and deliver high quality, custom, made-to-order products on a short turnaround time and at scale, across all stages of our customers’ product development, including commercialization.

We have substantial expertise in manufacturing customer-specified formulations and have demonstrated the ability to manufacture and deliver our products to customers quickly. Due to our expertise in supply chain management, chemical formulation, and QC, developed over more than two decades, we are typically able to move a new custom product into production in less than one week from order receipt. This allows our customers to potentially receive their products in weeks as compared to months from alternative suppliers employing traditional production environments. Our processes are designed to handle a diverse array of customer-requested inputs, which vary by volume, chemical formulation, quality specifications, container types, and transportation requirements, enabling broad use of our products across the full scope of the life sciences market.

Our proprietary capabilities and products underpin the value we provide to customers across their product development and commercialization activities, allowing us to scale with our clients as they grow, supporting their need for materials in greater volume and increasingly stringent regulatory requirements. We offer three primary product types: pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification. Our products are typically introduced to customers in the discovery phase of development, where off-the-shelf (stock) formulations are used for initial experimentation. As customers’ product development progresses and they advance to requiring products with improved performance, increased volumes, and that are capable of meeting certain GMP regulatory requirements, they routinely go on to order high value, made-to-order and GMP-grade products. We believe the highly bespoke nature of our portfolio makes us a critical, trusted supplier to our customers.

Due to the extensive validation required for these custom products, our customers frequently integrate them as components into the lifecycle of their own products and, we believe, are therefore unlikely to substitute Teknova’s components with alternatives. As a result, our customer relationships typically span many years and help drive recurring business. Moreover, we are committed to delivering high levels of customer satisfaction through continued investment in our customer service, infrastructure, quality systems and manufacturing processes. Since 2018, we have achieved an annual customer retention rate of approximately 97% for customers purchasing more than $10,000 yearly, which customers account for just over 12% of our customer base and more than 88% of our average annual revenue during that period. We believe the Teknova brand is well established in the life sciences industry as a result of our track record of delivering high quality, custom products and providing superior customer service.

We participate in multiple market segments because customers use our products across the life sciences, including in high growth areas like cell and gene therapy research, development, and production. We believe our prospects for growth will also benefit from developments in other fields, including the validation of mRNA vaccines and their possible use in therapies, continued significant investment in synthetic biology, and growing interest in molecular diagnostics and genomics. Based on industry consultants and our internal estimates, we believe our TAM opportunity in 2020 was approximately $8.2 billion and expect that our addressable market to grow at a 9.7% CAGR to $11.9 billion by 2024. Our internal estimates reflect our judgments about, among other things, future economic, competitive, regulatory and market conditions, and our future business decisions, all of which are inherently subject to significant uncertainties and contingencies, including, among others, the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The investment capital raised by companies developing and commercializing cell and gene therapies increased from $9.8 billion in 2019 to $19.9 billion in 2020, according to the Alliance for Regenerative Medicine. Based on third party research, the global market for cell and gene therapies is expected to grow from $2.3 billion in 2020 to $45.4 billion by 2026. As a supplier to more than 65 leading cell and gene therapy organizations, we are well positioned to benefit from the rapid growth in this market through our high quality, custom, made-to-order products.

Unlike conventional small molecule or protein drugs such as antibodies, many cell and gene therapies require bacterially produced DNA plasmids for their production. Nucleic acid therapeutics, such as the mRNA vaccines recently introduced to prevent coronavirus infections, are another category of products requiring bacterial production. While sharing some similarities with mammalian bioproduction used for antibodies and other protein therapeutics, bacterial production relies on different processes, reagents and knowhow. Teknova is a leading provider of research and GMP-grade bacterial cell culture media and specialized chromatography solutions, which we believe positions us especially well to capture share in the high-growth cell and gene therapy markets.

We believe the key industry factors that will drive our growth include:

∎	the central role that bacterial cell culture plays in producing plasmids, an essential ingredient in cell and gene therapy bioproduction;

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the complexity of, rapidly evolving, and customer-proprietary methods for viral purification, which require new, customized research and GMP-grade chromatography formulations to increase viral production efficiency, yield and purity;

∎	the growing demand for a single, adaptable, end-to-end provider that can offer both RUO as well as GMP-grade, custom, made-to-order products with short turnaround times;

∎	the importance of GMP-grade products in a highly scrutinized development and manufacturing process, with a variety of complex and stringent regulatory requirements; and

∎	the need for suppliers capable of scaling the volume of product up and down, readily shifting with customers’ needs.

The nature of many of our products and their uses require that they be manufactured by highly trained personnel in contamination-controlled environments, following exacting procedures to ensure quality. We manufacture our products at our facilities in Hollister, California, which were purpose-built to address our customers’ needs for custom-made, research or GMP-grade input components.

We recorded net sales of $31.3 million, net income of $3.6 million and Adjusted EBITDA of $7.0 million for the twelve months ended December 31, 2020. We generated revenue growth of approximately 51% for the twelve months ended December 31, 2020 as compared to the same period in the prior year. For the definitions of Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income or loss, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Portfolio

Our products are used across all stages of biopharmaceutical and diagnostic development workflows from discovery to commercialization. Our products include essential formulations for common research applications and highly customized formulations for customer-specific applications in genomics and bioproduction. Our customers also use our GMP-grade products as components in diagnostic kits and in the production of therapeutics. In addition, in 2020, we developed and commercialized a suite of sample collection and transport reagents to aid in sample processing for COVID-19 testing.

Business Lines

We have three primary business lines: Lab Essentials, Clinical Solutions, and Sample Transport. Our products across all stages of development, from early research through commercialization.

Lab Essentials

We are a leader in providing highly complex chemical formulations for use in biological research and drug discovery. Our core research products consist of commonly used made-to-stock solutions and customer-specified formulations. During discovery, our products are used regularly in small, bench-scale experiments. As customers optimize their processes and begin to scale up in volume, they tend to order more custom products. The Lab Essentials portion of our business includes: pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification. Our research products include essential formulations for common research applications and highly customized formulations for customer-specific applications in genomics and bioproduction. For the year ended December 31, 2020, our Lab Essentials business contributed approximately 70% of our total revenue.

GMP-Grade Products: Clinical Solutions and Sample Transport

We have two product lines manufactured under GMP: Clinical Solutions, which are custom clinical products for bioproduction and molecular diagnostics; and Sample Transport, which are products developed for sample collection and transport.

Clinical Solutions

In 2017, we achieved ISO 13485:2016 certification, enabling us to meet the QSR of products for use in diagnostic and therapeutic applications. We believe our Clinical Solutions products are used in the production of mRNA vaccines, protein therapies, gene therapies and diagnostic kits. Since offering GMP-grade products, we have achieved substantial growth in the number of customers seeking these products annually. For the year ended December 31, 2020, our Clinical Solutions business contributed approximately 15% of our total revenue.

Sample Transport

During 2020, due to the onset of the COVID-19 pandemic and the resulting increase in global demand for transport medium, we developed and commercialized sample transport medium for use in COVID-19 sample collection and transport. In 2020, over the course of four months, we designed and implemented custom automation to manufacture Sample Transport products in high throughput under GMP quality standards, producing more than 200,000 units of transport medium per week. Our end-to-end manufacturing automation developed in 2020 provides us with a new capability for high volume GMP-grade production, which we expect will be useful in molecular diagnostics and bioproduction in the future. For the year ended December 31, 2020, our Sample Transport business contributed approximately 14% of our total revenue.

Product Types

We have three primary product types: pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification.

Pre-poured Media Plates

We have an extensive selection of standard and specialty pre-poured media plates for a wide variety of applications including bacteria, fungi, and nematode growth. Pre-poured media plates, also referred to as agar plates, are the industry standard for growing microorganisms. The agar contains nutrients for the microorganism to grow and often contains compounds, such as antibiotics, to identify and select for microorganisms of interest. Microbes are spread on agar media to produce colonies, which are identical sets or clones of the original microorganism. The use of media plates is essential in the drug development process as it enables scientists to perform discovery experiments, express proteins, or select cells for further expansion, and monitor the sterility of a bioproduction environment. Our ability to manufacture specialty pre-poured media plates across a wide range of formulations and plate formats makes them suitable for the most complex biological experiments and high throughput robotic applications. We manufacture and QC an average of approximately 8,000 standard and specialty plates per day through our proprietary automation dispensing technologies, processes for contamination control, and enhanced QC tests for measuring sterility and performance. As a result of our ability to produce high performance pre-poured media plates in a number of different formats and formulations, we believe we are a leading provider of pre-poured media plates for academic research and drug development.

Cell Culture Medium and Supplements

Cell culture media and supplements are used to expand, or grow, a particular cell of interest under controlled conditions. Cell culture medium is composed of essential nutrients, such as amino acids and carbohydrates, growth factors, and hormones. To maintain the cells in culture, supplements (such as growth factors and sugars) are added to the culture over time. Expansion of cell lines is fundamental to production of enzymes, antibodies, vaccines, and protein therapeutics. Different cells, based on species of origin or cell type, differ in the nutrients required for efficient growth. The ability to customize cell culture media and supplements for a specific cell line is necessary to optimize bioproduction purity and yield. Given our customers’ desire to optimize cell culture processes early in development, combined with our ability to offer low production volumes for custom formulations and readily scale in production volume over time, we believe we are a critical supplier for cell culture development and optimization. In addition, we are a leader in providing bacterial cell culture media and supplements, which are a critical input into mRNA vaccine and gene therapy production processes.

Molecular Biology Reagents

Molecular biology reagents are a cornerstone of biological research, molecular diagnostics, drug development, and bioproduction. Molecular biology reagents are used routinely for a wide variety of applications, including, but not limited to: washing samples; resuspending samples; purifying nucleic acids or proteins; analyzing samples, cell lysis, and sample management. We offer thousands of Stock Keeping Units (SKUs) in varying packaging sizes, simplifying widely used biological protocols for our customers. As customers begin to scale production volumes and require increased manufacturing precision, customers frequently seek to specify formulations and product packaging requirements—areas we specialize in providing—to achieve their goals of increasing product performance and realizing manufacturing efficiencies.

Competitive Strengths

Expertise in Complex Custom Chemical Formulation Manufacturing

We work closely with our customers to provide highly customized formulations across a variety of workflows. Our customers routinely specify the raw material source, chemical composition, packaging, labeling, and QC specifications required for their desired product. Through two decades of capital investment and process optimization, we have created a production system designed to develop and manufacture customer-specified formulations, which we believe enables us to produce and QC custom products faster than our competitors. We utilize our proprietary chemical formulation and production knowhow, supported by a product database consisting of the formulations of thousands of previously made products. This database, along with our tenured staff, allows us to quickly determine the optimal production process and meet the associated complexity requirements for custom orders. We believe our ability to rapidly customize has led to significant adoption of our products.

Quality and Regulatory Expertise Drives Deep Customer Relationships

The life sciences industry is subject to rigorous regulatory scrutiny in areas such as quality, reliability, and performance. Our customers rely on us to meet these high standards while also facilitating the development of novel, innovative products. During the early stages of product development, we manufacture formulations specified by our customers to aid in the optimization of therapeutic or diagnostic production processes. Our customers frequently validate these custom-made research and GMP-grade components into their production processes. Our extension of these processes through GMP production allows our customers to remain with us as a single supplier, as they scale up from research to commercial production. As a result of the extensive validation and regulatory requirements required for these therapeutic and diagnostic products, we believe these components are often used for the life of a product, as evidenced by our customer retention rates. We are focused on developing and fostering long-term relationships with our customers, which has resulted in increased purchasing volumes from our customers over time.

Industry Leading Delivery Time for Custom Products

Our operations, built upon our proprietary manufacturing processes developed over the past 20 years, enables adaptable, versatile, and rapid production of complex chemical formulations. Our production process is designed to handle diverse inputs in volume and product type, allowing us to deliver custom, made-to-order products for our clients broadly across the life sciences industry. We seek to collaborate with our customers to gain visibility into their product development and purchasing requirements and are positioned to react quickly to meet their needs. Due to our expertise in supply chain management, product creation, chemical formulation, and QC, developed over more than two decades, we are typically able to move a new custom product into production in less than one week from order receipt. In addition, we can provide custom solutions at low minimum volumes and increase in scale by 100-fold within the same production environment. This allows our customers to potentially receive their products in weeks rather than months compared to other suppliers employing traditional production environments. We ship 90% of our custom products less than three weeks from order placement.

Well Positioned in Rapidly Evolving Cell and Gene Therapy Market

We work closely with our cell and gene therapy customers to provide customized, made-to-order formulations across a variety of workflows. Our products are critical components frequently used in the research and development of cell and gene therapy derived pharmaceuticals and vaccines. In particular, we are a leading provider of research and GMP-grade bacterial cell culture media and specialized chromatography solutions—reagents required for plasmid and therapeutic nucleic acid production—which we believe positions us especially well to capture share in these growing markets.

We are currently a supplier to more than 65 cell and gene therapy organizations and expect to expand our customer base as the market accelerates over the next decade.

Source: Fletcher Spaght Growth Report, a report commissioned by us

Experienced Leadership and Talented Workforce

Our senior management team has deep experience across the life sciences, diagnostics and biopharmaceutical market segments and has more than 80 years of collective experience in these segments. Our senior management team has served in numerous leadership roles at both large, multinational organizations, and small growth companies. Our employees, a number of whom have been with us for over a decade, provide tailored support, guidance and service for our customers. We believe the quality of our personnel is critical to our ability to maintain collaborative, long-standing relationships with our customers.

Our Markets

We participate in multiple market segments, because customers use our products across the life sciences, including in high growth areas like cell and gene therapy research, development, and production. We believe our prospects for growth will also benefit from developments in other fields, including the validation of mRNA vaccines and their possible use in therapies, continued significant investment in synthetic biology, and growing interest in molecular diagnostics and genomics. Based on industry consultants and our internal estimates, we believe our TAM opportunity in 2020 was approximately $8.2 billion and expect that addressable market to grow at a 9.7% CAGR to $11.9 billion by 2024. While our primary addressable market is life sciences, our TAM opportunity does include some adjacencies, which we support, including food, agriculture, environmental sciences and synthetic biology. This market opportunity is split between pre-poured media plates, liquid cell culture media and supplements, and molecular biology reagents. Within these market segments, we benefit from favorable industry dynamics placing a premium on customized products, high quality and short turnaround times. The key factors driving the growth in our market opportunity include the rapid growth in cell and gene therapy, an increase in use of mRNA vaccines and therapies, and an increase in molecular diagnostics and genomics.

The following are some of the other factors benefiting our core markets:

∎

Favorable R&D Funding. Investment in R&D activities in the life sciences sector is rapidly increasing. Further, we expect pharmaceutical companies to continue to outsource R&D activities as they focus on process efficiency. As a supplier of critical reagents that enable the discovery, research, development and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics, we expect to benefit from these favorable R&D dynamics.

∎

Development of New Therapeutic Modalities. Increased innovation and R&D activity in our addressable markets is driving the development of a plethora of new therapeutic modalities. Further, we expect much of the R&D activity geared toward COVID-19 to shift more broadly over time to other vaccines and therapeutic areas.

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Favorable Demographic Trends. We believe the global demand for healthcare is significantly increasing due to factors such as aging populations, better access to healthcare systems and care, and an increased occurrence of chronic illness.

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Global Expansion Opportunities. We expect favorable R&D funding, the development of new therapeutic modalities, and favorable demographic trends to apply globally. We believe this presents attractive expansion opportunities in the global market. For example, according to industry consultants and management estimates, we believe our TAM opportunity in Europe will grow from $2.7 billion in 2020 to $3.7 billion by 2024.

Total Addressable Market Opportunity by Segment

	2020 Size ($B)	2024 Size ($B)	2020 –2024 CAGR
Drug Discovery	$1.3	$1.8	8.7%
Bioprocessing	$4.3	$6.6	11.2%
Academic & Government Research	$1.9	$2.6	8.0%
Other	$0.6	$0.8	6.7%

Total	$8.2	$11.9	9.7%

Source: March 2020 SDI (“Strategic Directions International”) Research Report, a report commissioned by us.

In addition to our core markets, we believe there are additional factors driving our key growth markets, including:

Rapid Growth in Cell and Gene Therapy

As a supplier to more than 65 leading cell and gene therapy organizations, we are well positioned to benefit from the rapid growth in this market through our high quality, custom, and made-to-order products. The investment capital raised by companies developing and commercializing cell and gene therapies increased from $9.8 billion in 2019 to $19.9 billion in 2020, according to the Alliance for Regenerative Medicine. Further, based on third party research, the global cell and gene therapy market is expected to grow from $2.3 billion in 2020 to $45.4 billion by 2026. Factors driving this growth include an increasing incidence of cancer and other chronic diseases, a rising number of clinical trials, increased funding and investments in cell and gene therapy, a favorable regulatory environment and FDA approvals for cell and gene therapy products.

We support the development of these therapies by providing customer-specified chemical formulations for bioprocessing, scale-up, and commercialization. Bacterial cell culture and supplements are used early in the product development cycle. We believe our product portfolio and our expertise in custom formulations allows us to work closely with our customers at their early stages of development to optimize production processes for their particular therapy, and then readily scale as the customer’s needs evolve, allows us to play an integral role in therapeutic development and, ultimately, commercialization. We believe that because our products are often customized for a specific therapy and validated, it is unlikely these customers would switch suppliers once the therapy enters clinical trials.

Increasing Use of mRNA Vaccines and Therapies

According to third party research, the global mRNA vaccines and therapeutics market is expected to grow from $1.9 billion in 2019 to $6.2 billion by 2025. As a leader in bacterial cell culture media and supplements, we are a supplier to this market today and are well positioned to benefit from the increasing use of mRNA vaccines and therapies. We believe the demand for mRNA will continue to increase and therefore drive the need for more customized, research and GMP-grade bacterial cell culture media and associated formulations. The short development timeline and proven effectiveness of the COVID-19 mRNA vaccines have demonstrated the promise of mRNA therapies. The production process for mRNA requires the use of bacteria for plasmid production and a substantial number of chemical formulations for producing, purifying, and re-suspending nucleic acid sequences.

Further, the below graphic illustrates the momentum in key bioprocessing technology end markets that we believe will continue to remain robust. As a provider of customer-specified chemical formulations for bioprocessing, we expect to benefit from this momentum.

Increase in Molecular Diagnostics and Genomics

According to third party research, the global molecular diagnostics market is estimated to grow from $14.1 billion in 2020 to $18.0 billion by 2024, while the global genomics market is expected to grow from $23.5 billion in 2021 to $62.9 billion by 2028. The size of the diagnostics market segment increased significantly in 2020 due in part to the demand for COVID-19 testing kits. This growth drove demand for our GMP-grade molecular biology reagents for inclusion as components in these testing kits. In addition, high growth diagnostics and genomic market leaders use our formulations as components in their kits and leading providers in market segments such as spatial transcriptomics, single cell sequencing, and liquid biopsy use our products routinely.

Our Strategy

Our goal is to provide our customers the products necessary to accelerate their therapeutic development efforts, from basic research to commercialization of drugs that improve human health. The key elements of our business strategy to achieve this goal include:

Increase Integration of Our Products into Our Customers’ Workflows

Building long-term partnerships and embedding our products within our customers’ key workflows are at the core of our strategy. During the early stages of product development, we manufacture formulations specified by our customers to aid in the optimization of therapeutic or diagnostic production processes. Our customers validate these custom-made research and GMP-grade components into their production processes, and because of the extensive validation required for these therapeutic and diagnostic products, we believe these components are often used for the life of a product, as evidenced by our customer retention rates. As customers move from stock to custom and, ultimately, to clinical production, their total expenditure increases. Based on our cumulative purchase data from 2018 to 2020, excluding purchase data relating to sample transport medium, our customers that purchased our custom products, which represented approximately 9% of our total customers over the period, spent approximately 19 times more on average per account with us than those that solely purchased catalog products, which represented approximately 90% of our total customers over the period. Over the same period, our customers that purchased our GMP-grade products, which represented fewer than 1% of our total customers over the period purchased 262 times more per account with us than those that solely purchased catalog products and approximately 14 times more than those that purchased catalog and custom research-grade products.

Provide Superior Customer Service Through Operational Excellence

We are committed to providing superior customer service and fulfilling the expectations of our customers by making the investments required to develop our existing operational excellence. For example, we designed and implemented a high throughput, flexible fill and finish line for transport medium and other diagnostics products in less than four months, with the ability to increase GMP production volume from 200,000 units per week to approximately one million units per week. We intend to extend our rapid custom production capability by further investing in automation, facilities and infrastructure to substantially increase the manufacturing capacity at our facilities, improve operating efficiency, and reduce delivery time for our custom research and GMP-grade products. We have recently expanded our footprint from 64,000 square feet to approximately 137,000 square feet and expect to expand our total production capacity by five-fold over the course of the next two years. We believe these investments will allow us to continue to exceed our customers’ expectations in quality and delivery time and enable us to maintain lasting relationships with our customers as they advance their products through key phases of product development.

Expand R&D and Commercial Scale to Establish Leadership in High Growth Market Segments

Over the past two decades, we focused almost entirely on developing and enhancing the operational and service aspects of our business, with limited investment in our commercial organization and R&D. Beginning in 2021, we implemented a long-term plan of substantial investment in our marketing, sales, R&D and technical support capabilities. We believe this investment will enable us to increase our brand awareness, develop new products and services, and attract new customers. Our initial focus is on the high growth gene therapy and nucleic acid therapeutic market segments, building upon our current cell and gene therapy customer base. These segments require delivery of custom-made formulations, on short turnaround times, that scale to production for clinical use. In addition, we intend to build viral and nucleic acid bioproduction expertise within the company, and a scientific field presence to provide new services and support models for our target customers. We are focused on bringing differentiated technologies to market that enable improved processes and efficiencies in gene therapy and nucleic acid bioproduction. Through these efforts, we aim to onboard new gene therapy and mRNA therapeutic customers and support existing customers when they migrate from research to GMP-grade products.

Selectively Expand in Geographies with Attractive Growth Potential

In 2020, more than 95% of our total revenue was generated within the United States. We believe a substantial opportunity exists to expand our geographic reach into markets outside of the U.S. that offer strong opportunities for growth, including Europe, which represents a $2.7 billion addressable market. Based on our knowledge of the industry, we believe the local supply base in Europe is not able to produce customer-specified formulations with the diversity and at the scale necessary to satisfy the corresponding demand, with the short turnaround times customers will expect. We also believe there is significant opportunity for our high quality, custom products in Europe, driven by increasingly stringent quality and regulatory scrutiny. Therefore, in the near and medium terms, we intend to expand our addressable market and customer base by pursuing opportunities to grow either by developing new relationships with entities that can help us establish manufacturing capabilities or by acquiring existing operating businesses in Europe. We may opportunistically explore licensing agreements, collaborations, partnerships or acquisitions of organizations that align with our core values, strategy, customer service levels, and quality expectations. Finally, we intend to pursue opportunistic acquisitions in our existing and adjacent market segments within the U.S. to add capabilities and workflow solutions, as well as accelerate our entry into new markets and geographies.

Competition

We operate in a highly competitive environment with a diverse base of competitors, many of whom focus on specific regions, customers, and/or segments. Many of the companies selling or developing competitive products, which in some cases are also large customers, have greater financial and human resources, R&D, manufacturing and marketing experience than we do. They may undertake their own development of products that are substantially similar to or compete with our products and they may succeed in developing products that are more effective or less costly than any that we may develop. These competitors may also prove to be more successful in their production, marketing and commercialization activities. We also compete with other smaller, niche competitors and specialized companies that focus on certain areas.

Our Lab Essentials and Clinical Solutions products compete on the basis of delivery time, performance, and quality across numerous established large life science manufacturers such as Thermo Fisher, Millipore, Cytiva, Hardy Diagnostics, and Lonza. We are differentiated by our ability to offer customer-specified RUO and GMP formulations with short turnaround times, our Teknova brand reputation established over more than 20 years, and our scientific and technical expertise.

Our Sample Transport products compete against large diagnostic manufacturers, such as Becton Dickinson, Thermo Fisher, and Copan Diagnostics. Many of the companies have greater marketing and sales channels to diagnostic customers, strong brand recognition, and sell FDA-approved transport solution products validated for use in diagnostics.

Government Regulation

We provide products used for the development and commercialization of drug therapies, vaccines, and molecular diagnostics. The quality of our products is critical to researchers and biopharmaceutical companies looking to develop novel vaccines and therapies, or who are engaged in preclinical studies and clinical trials, and for biopharmaceutical customers who use our products as input components or as part of their final device or product.

Biopharmaceutical and life sciences customers are subject to extensive regulation by the FDA, and by equivalent regulatory authorities in other countries, regarding the conduct of clinical trials and the commercialization of products for diagnostic and therapeutic purposes. The regulatory oversight of our customers necessitates that they impose rigorous quality requirements on us, as their supplier, through supplier qualification processes and customer contracts, including routine customer audits. We must maintain a compliant quality system, including records of our manufacturing, testing and control activities, and must be able to provide our customers with corresponding records on a periodic basis, upon their request. In addition, if any of our products were classified as “medical devices,” we would need to register them with FDA before they could be manufactured. Although we do not believe that any of our current products qualify as medical devices, we have voluntarily registered certain of them with the FDA; during such time as these products remain registered, we will comply with regulations applicable thereto. None of our other products are regulated by the FDA. We have not yet submitted any 510(k) authorization applications to the FDA, but we may submit an application in the second half of 2021 for an active transport medium product line.

Our facilities are subject to licensing and regulation, as appropriate, under federal, state and local laws relating to:

∎	quality systems;

∎	the surface and air transportation of chemicals, biological reagents and hazardous materials;

∎	the handling, use, storage and disposal of chemicals (including toxic substances), biological reagents and hazardous waste;

∎	the procurement, handling, use, storage and disposal of biological products for research purposes;

∎	the safety and health of employees and visitors to our facilities; and

∎	protection of the environment and general public.

A dedicated group responsible for quality, regulatory affairs and compliance, and safety manages our compliance and QC programs, including through the use of qualified outside consultants.

We have established a QMS to ensure that management has proper oversight of compliance and quality assurance. We perform periodic management reviews of our quality system to ensure that appropriate quality measures and controls are in place.

Research Products

We believe that our products that are marketed as RUO products are exempt from compliance with GMP regulations under the U.S. Federal Food, Drug and Cosmetic Act. RUO products cannot make any claims related to safety, effectiveness or diagnostic utility and they cannot be intended for human clinical diagnostic use.

In November 2013, the FDA issued Final Guidance for Industry and Food and Drug Administration Staff on “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (“the RUO/IUO Guidance”). The FDA guidance document provides the FDA’s current thinking on when in vitro diagnostic (“IVD”) products are properly labeled for RUO or for investigational use only (“IUO”). FDA guidance is issued by the FDA staff and does not establish legally enforceable responsibilities and should be viewed as recommendations unless specific regulatory or statutory requirements are cited. The RUO/IUO Guidance explains that the FDA will review the totality of the circumstances when evaluating whether equipment and testing components are properly labeled as RUO. Merely including a labeling statement that a product is intended for research use only will not necessarily exempt the product from FDA regulation or oversight, if the circumstances surrounding the distribution of the product indicate that the manufacturer intends its product to be used for clinical diagnostic or therapeutic use. These circumstances may include written or verbal marketing claims or links to articles regarding a product’s performance in clinical applications, a manufacturer’s provision of technical support for clinical validation or clinical applications, or solicitation of business from clinical laboratories, all of which could be considered evidence of intended uses that conflict with RUO labeling. We believe that our products that are labeled “For Research Use Only” meet the intent of the RUO/IUO Guidance. We do not market those products for use in clinical, therapeutic or diagnostic settings. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical products that will require clearance or approval prior to commercialization.

We do not make claims related to safety or effectiveness of the RUO only products, and they are not intended for diagnostic or clinical use. However, the quality of our products is critical to meeting customer needs and we therefore voluntarily follow the quality standards outlined by the International Organization for Standardization for this design. We have received certification to manufacture our products for clinical use under ISO 13485:2016.

Some biopharmaceutical customers desire custom products. Our customers may further process and validate these products for their applications. Customers qualify us as part of their quality system requirements, which can include a supplier questionnaire and on-site audits. Customers requalify us on a regular basis to ensure our quality system, processes and facilities continue to meet their needs and requirements outlined in relevant customer agreements.

Clinical Laboratory Improvement Amendments of 1988

Laboratories that purchase certain of our products are subject to extensive regulation under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), which applies to all clinical laboratory testing performed on humans in the United States (with the exception of clinical trials and basic research). A clinical laboratory is defined by CLIA as any facility that performs laboratory testing on specimens obtained from humans for the purpose of providing information for health assessment or for the diagnosis, prevention, or treatment of disease. CLIA requires laboratories to meet specified standards in areas such as personnel qualifications, administration, participation in proficiency testing, patient test management, QC, quality assurance and inspections. Certification through the CLIA program is generally a prerequisite to be eligible to bill state and federal healthcare programs, as well as many private insurers, for laboratory testing services. As a condition of CLIA certification, laboratories are subject to survey and inspection every other year, in addition to being subject to additional random inspections. The biennial survey is conducted by the Centers for Medicare & Medicaid Services (CMS), a CMS agent (typically a state agency), or a CMS-approved accreditation organization. High complexity, CLIA-certified laboratories frequently develop proprietary testing procedures to provide diagnostic results to customers.

Environmental Laws and Regulations

We are subject to federal, state and local laws and regulations relating to the protection of human health and the environment. In the course of our business, we are involved in the handling, storage and disposal of certain chemicals and biohazardous waste. The laws and regulations applicable to our operations include provisions that regulate the discharge of materials into the environment. Some of these environmental laws and regulations impose “strict liability,” rendering a party liable without regard to negligence or fault on the part of such party. Such environmental laws and regulations may expose us to liability for environmental contamination, including remediation costs, natural resource damages and other damages as a result of the conduct of, or conditions caused by, us or others or for acts that were in compliance with all applicable laws at the time such acts were performed. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigation, remediation and monitoring requirements under federal, state and local environmental laws and regulations.

We believe that our operations comply in all material respects with applicable environmental laws and regulations. However, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties or other liabilities. Because the requirements imposed by such laws and regulations may frequently change and new environmental laws and regulations may be adopted, we are unable to predict the cost of compliance with such requirements in the future, or the effect of such laws on our capital expenditures, results of operations or competitive position.

Intellectual Property

Our success depends, in part, on our ability to obtain and maintain intellectual property protection for our products and trade secrets, to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others, and to defend and enforce our intellectual property rights.

We rely on trade secrets, including know-how, confidential information, unpatented technologies and other proprietary information, to strengthen or enhance our competitive position, and prevent competitors from reverse engineering or copying our technologies. We maintain, as trade secrets, information relating to our current products and our products currently in development, as well as information related to our business strategy, client lists and business methods. However, trade secrets and confidential know-how are difficult to protect. To avoid inadvertent and improper disclosure of trade secrets, and to avoid the risks of former employees using these trade secrets to gain future employment, it is our policy to require employees, consultants and independent contractors to assign to us all rights to intellectual property they develop in connection with their employment with or services for us. We also protect our existing and developing intellectual property expressly through confidentiality provisions in agreements with third parties. There can be no assurance, however, that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information, or adequate remedies in the event of unauthorized use or disclosure of such trade secrets or other intellectual property or proprietary information. We also seek to preserve the integrity and confidentiality of our trade secrets and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives, which may include objectives within and outside the United States. Despite our efforts to protect our intellectual property rights these rights may not be respected in the future or may be circumvented or challenged (and potentially invalidated) in a legal proceeding in any jurisdiction where we have intellectual property rights. In addition, the laws of various foreign countries may not afford the same protections or assurances to the same extent as the laws in the United States. See the section titled “Risk Factors—Risks Related to Our Intellectual Property” for additional information regarding these and other risks related to intellectual property.

Human Capital

As of March 31, 2021, we had 194 employees, of which 191 were full-time and three were part-time. This includes 112 employees in our production organization, 49 in administrative functions, 21 in sales and marketing and 12 in engineering and research and development. None of our employees are represented by a labor union or are subject to a collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our headquarters are located in Hollister, California, where we lease approximately 114,000 square feet of commercial, office, manufacturing and warehouse space at six separate locations in the same vicinity, which we refer to collectively as our Hollister campus. Our Hollister campus includes dedicated space for us to carry out product formulation and dispensing and manufacturing and packaging of our pre-poured media plates. The Hollister campus includes space used for sample transport production, QC, packaging, and storage of “retains” for QC purposes and 2,500 square feet of clean room space. Offices used to store our finished goods inventory, ship our products, and house our engineering and quality departments are also housed at our Hollister campus along with a receiving warehouse and raw materials storage. Our management offices, R&D/product development team and lab and our customer service and marketing groups are also located at the Hollister campus. We are expanding our Hollister campus to include additional manufacturing and clean room space.

We also lease approximately 23,400 square feet of warehouse space in Mansfield, Massachusetts under a lease that ends in August 2024. We lease this facility from Meeches LLC, a company controlled by Ted Davis, our founder and a current director and five percent stockholder of ours, as further described in “Certain Relationships and Related Party Transactions.” Our Mansfield warehouse allows us to offer shorter turn-around times to customers on the East Coast.

We believe that the facilities we currently lease are adequate to meet our needs for the immediate future, and that, should it be needed, additional space can be acquired or leased to accommodate future growth.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Indemnification and Insurance

Our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers, (ii) non-compliance with applicable laws and regulations, and (iii) employment-related claims. In certain circumstances, we may also be liable for the acts or omissions of others, such as suppliers of goods or services.

We attempt to manage our potential liability to third parties through contractual protection (such as indemnification and limitation of liability provisions) in our contracts with customers and others, and through insurance. The contractual indemnification provisions vary in scope and generally do not protect us against all potential liabilities, such as liability arising out of our gross negligence or willful misconduct. In addition, in the event that we seek to enforce such an indemnification provision, the indemnifying party may not have sufficient resources to fully satisfy its indemnification obligations or may otherwise not comply with its contractual obligations.

We require certain of our counterparties to maintain adequate insurance, and we currently maintain insurance coverage with limits we believe to be appropriate. The coverage provided by such insurance may not be adequate for all claims made and such claims may be contested by applicable insurance carriers.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain biographical and other information regarding our directors and executive officers as of March 15, 2021.

Name	Age	Position(s)
Executive Officers
Stephen Gunstream	42	President and Chief Executive Officer, Director
Matthew Lowell	50	Chief Financial Officer
Neal Goodwin	56	Chief Scientific Officer
Damon Terrill	51	General Counsel and Chief Compliance Officer
Lisa Hood	39	Chief People Officer

Non-Employee Directors
Irene Davis	61	Director
Ted Davis	63	Director
Paul Grossman	60	Director
Alexander Herzick	39	Director
J. Matthew Mackowski	66	Director

The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

Stephen Gunstream has served as a director since September 2020 and as our President and Chief Executive Officer since May 2020, and served as our Chief Business Officer from December 2019 to May 2020. Mr. Gunstream has more than 20 years of sales, marketing, research and development and general management experience in the life sciences industry. From June 2015 to December 2019, Mr. Gunstream served in multiple roles at Becton Dickinson & Co. (“BD”) (NYSE: BDX), a global medical technology company, most recently as Vice President and General Manager of BD Biosciences where he was responsible for leading BD’s flow cytometry and genomics business. From 2008 to 2015, Mr. Gunstream served in multiple roles at Integrated DNA Technologies, Inc. (“IDT”), a leading supplier of custom nucleic acids, most recently as Chief Commercial Officer, where he was responsible for product development, global sales, and global marketing. Under Mr. Gunstream’s leadership, IDT took advantage of its core DNA manufacturing strengths and launched several highly innovative products that repositioned the company in the market, including the xGen Exome Panel and gBlocks Gene Fragments, the latter for which he was also named a co-inventor. Prior to IDT, Mr. Gunstream held multiple product development and business development roles with Applied Biosystems Inc. (now part of Thermo Fisher Scientific Inc.), a biomedical technology company, from 2001 to 2008. Mr. Gunstream received a bachelor’s degree in Biomedical Engineering from Northwestern University and an MBA from the Fuqua School of Business at Duke University. He is a named inventor on 10 issued patents and over 25 pending patents. We believe that Mr. Gunstream’s extensive experience in the life sciences industry and his demonstrated ability to identify and build innovative product lines in high-growth market segments, as well as his role as our President and Chief Executive Officer, provide him with the qualifications and skills to serve as a member of our board of directors and bring relevant strategic and operational guidance to our board of directors.

Matthew Lowell has served as our Chief Financial Officer since February 2021. Prior to joining Teknova, Mr. Lowell served as Vice President of Finance and Treasurer at Varex Imaging Corporation (NASDAQ: VREX), a medical device company, from January 2017 to February 2021 while also leading business development activity. Mr. Lowell also served as Vice President of Finance at Varian Medical Systems, Inc. (“Varian”) (NYSE: VAR) from April 2013 to December 2016, prior to the spin-off of Varex Imaging Corporation from Varian in January 2017, with responsibility for financial planning and analysis as well as business development. Before joining Varian, Mr. Lowell spent over 10 years, from 2002 to 2013, at Abbott Medical Optics, Inc. and its predecessor, Advanced Medical Optics, Inc. in a variety of strategy, business development and finance roles. Mr. Lowell began his career in investment banking with positions at NationsBank, N.A in its Investment Banking division, Donaldson, Lufkin & Jenrette, Inc. and Credit Suisse First Boston. He holds a bachelor’s degree in Economics from the University of North Carolina at Chapel Hill and a master’s degree in Business Administration from the Kellogg School of Management at Northwestern University.

Neal Goodwin has served as our Chief Scientific Officer since December 2020. Before joining Teknova, Dr. Goodwin served as the Chief Scientific Officer for Machavert Pharmaceuticals, Inc. (“Machavert”), an oncology therapeutics biotechnology firm, from February 2018 to November 2020. Before joining Machavert, he served as Vice President of Corporate Research Development for Champions Oncology, Inc. (NASDAQ: CSBR), a contract research organization, from September 2013 to January 2018. While at Champions, he expanded a personalized medicine platform for translational oncology that was instrumental in the successful NASDAQ uplisting of CSBR. Prior to that, Dr. Goodwin served as the Director of Research and Development, Director of Business Development, and the founding Program Director of JAX Cancer Services from 2007 to 2013, where he established a patient-derived tumor translational biology program in collaboration with numerous National Cancer Institute-designated clinical cancer centers. Dr. Goodwin is also a co-founder of and served as Chief Scientific Officer of ProNAi Therapeutics, Inc. (now Sierra Oncology, Inc.) (NASDAQ: SRRA) from 2003 to 2007. He previously served as a senior research scientist in genomic technologies at Pharmacia Corporation from 2001 to 2003. Dr. Goodwin has received numerous patents and publications related to drug delivery, therapeutics, and translational biology. Dr. Goodwin holds a bachelor’s degree in Microbiology from Weber State University and an MBA from Louisiana State University-Shreveport. Dr. Goodwin also received a Ph.D. in Microbiology from The University of Montana and served a National Institute of Health (F32) postdoctoral fellowship in functional genomics at The Jackson Laboratory.

Damon Terrill has served as our General Counsel and Chief Compliance Officer since August 2020. Prior to joining Teknova, Mr. Terrill held a number of leadership positions within the Office of the General Counsel (“OGC”) of Rockwell Collins, Inc. (“Rockwell”) now Collins Aerospace and an operating segment of Raytheon Technologies Corp. (NYSE: RTX) . Those roles included General Counsel for the Avionics business segment from February 2019 to August 2020, the OGC lead for the Interior Systems business segment from March 2016 to November 2018, and for the Commercial Systems business segment from March 2014 to March 2016. Before joining Rockwell, Mr. Terrill served as Senior Vice President and General Counsel, International & Capital Markets, of IDT from January 2006 to December 2013. Prior to IDT, Mr. Terrill was an attorney-adviser at the U.S. Department of State in Washington, D.C. from 2002 to 2005, and an associate with Clifford Chance LLP in Washington, D.C. from 1999 to 2002. Mr. Terrill holds a bachelor’s degree in Political Science from the University of Iowa, a master’s degree in International Affairs from the School of International Service, American University, and a J.D. from the New York University School of Law. Mr. Terrill is admitted to practice law in the State of New York, the District of Columbia, and the State of Iowa.

Lisa Hood has served as our Chief People Officer since December 2020. Prior to joining Teknova, Ms. Hood served as Chief People Officer at Calysta, Inc. an alternative protein startup, from April 2020 to November 2020. Ms. Hood has also served in a variety of human resources roles for BD, a global medical technology company, most recently serving as Vice President of Human Resources from July 2018 to April 2020, as Worldwide Senior Human Resources Director from February 2017 to July 2018, both for BD Biosciences, as Worldwide Senior Human Resources Director for Preanalytical Systems

from June 2016 to February 2017, and as European Human Resources Business Partner from November 2014 to June 2016. Ms. Hood joined BD as Human Resources Business Partner in 2009 and remained with the company for over 10 years. At BD Biosciences, Ms. Hood was responsible for setting and delivering the people strategy for a 3,500-employee global business unit encompassing all business functions including research and development, manufacturing and sales and marketing. Among her various responsibilities, at BD Biosciences she drove significant cultural change, managed the due diligence and subsequent integration of several acquired companies and supported the implementation of a global workforce management platform. Before BD, Ms. Hood held roles at Barclays supporting its Corporate Functions, from February 2006 to June 2009, and Unilever, a consumer goods company, as a recruitment specialist, from 2005 to 2006. Ms. Hood holds a bachelor’s degree in Psychology from the University of Nottingham in the United Kingdom and Post-Graduate Diplomas in Personnel and Development from the Chartered Institute of Personnel and Development (CIPD) and Forensic Psychology from the University of Coventry.

Non-Employee Directors

Irene Davis has served as a director since 2015 and previously served as our Chief Operating Officer from October 2018 until her retirement in March 2021. Mrs. Davis also served in various roles at Teknova from 2008 until her appointment as Chief Operating Officer, including Vice President, Operations, Vice President Operations and Sales and Director of Production. Prior to Teknova, Mrs. Davis co-owned a general contracting business for 23 years. We believe Mrs. Davis is qualified to serve as a member of our board of directors based on her experience in the life sciences industry and her deep knowledge of the business and operations of Teknova.

Ted Davis founded Teknova in 1996 and has served as a director since our incorporation in California in May 2000. He previously served as our President and Chief Executive Officer until May 2020 and as our Chief Science Officer until his retirement in July 2020. Prior to Teknova, Mr. Davis served as Director of Consumables at Genomyx Inc., a DNA sequencing and functional genomics instrument and consumables company, from 1994 to 1996, where he developed a line of DNA sequencing, purification, and Differential Display products. Mr. Davis is also the founder of Sensa, SA, an Italian company, where he led the research team in developing nicotine-free tobacco strains using antisense technology from 1991 to 1993. Before joining Sensa he worked as a scientist at AGS/DNA Plant Technologies, from 1985 to 1988, where he isolated novel antibiotics, and cloned herbicide resistance and decaffeination genes, and at Ribogene, Inc. from 1989 to 1990. Mr. Davis holds a bachelor’s degree in Chemistry from California State University, Sonoma. We believe Mr. Davis is qualified to serve as a member of our board of directors based on his experience in the life sciences industry and the perspective and experience he brings as the founder and former President and Chief Executive Officer of Teknova.

Paul Grossman has served as a director since January 2019 and has been a Partner of Telegraph Hill Partners, a venture capital firm that takes an active role in developing technology-based growth companies in the life sciences, medical device and healthcare industries, since February 2014. Dr. Grossman previously served as Senior Vice President of Corporate Development for Life Technologies Corporation (now part of Thermo Fisher Scientific Inc.), from November 2008 to February 2014, and for Invitrogen Corporation from May 2007 to November 2008. From 1982 to January 2007, Dr. Grossman held a variety of leadership roles at Applied Biosystems, including research scientist, patent attorney, Vice President of Intellectual Property and Vice President of Strategy and Business Development. During his tenure at Life Technologies Corporation and its predecessor companies (Invitrogen Corporation and Applied Biosystems), Dr. Grossman led the acquisition or divestment of more than 25 businesses and was responsible an intellectual property portfolio of over 4,000 patents and licenses. Dr. Grossman currently represents Telegraph Hill Partners as a director of the following private portfolio companies: Agena Biosciences, Inc., Argonaut Manufacturing Services, Inc., Verogen, Inc., Specific Diagnostics, Inc. and Nimble Therapeutics, Inc.

Dr. Grossman holds bachelor’s and Ph.D. degrees in Chemical Engineering from the University of California, Berkeley, a master’s degree in Chemical Engineering from the University of Virginia, and a J.D. from Santa Clara University School of Law. Dr. Grossman has authored numerous scientific publications and holds more than 20 U.S. patents. We believe Dr. Grossman is qualified to serve as a member of our board of directors based on his extensive experience in the areas of life science technology, law, intellectual property, corporate development and product development and service as a director of multiple portfolio companies of Telegraph Hill Partners.

Alexander Herzick has served as a director since January 2019 and has been a Partner of Telegraph Hill Partners, a venture capital firm that takes an active role in developing technology-based growth companies in the life sciences, medical device and healthcare industries, since June 2018. Prior to joining Telegraph Hill Partners in July 2009, he served as a Portfolio Manager at BlueMountain Capital Management, LLC (now Assured Investment Management), a privately owned diversified asset manager, from June 2005 to June 2007, and as Analyst in Investment Banking at Bank of America, N.A, in its Securities division, from June 2003 to June 2005. Mr. Herzick currently represents Telegraph Hill Partners as a director of the following private portfolio companies: Carterra, Inc., Argonaut Manufacturing Services, Inc. and Dynex Technologies, Inc. He also is a board observer at Agena Bioscience. Mr. Herzick holds a bachelor’s degree in Economics from Duke University and an MBA with honors from Northwestern University’s Kellogg School of Management. We believe Mr. Herzick is qualified to serve as a member of our board of directors based on his experience investing in healthcare technology growth companies, his educational training in finance and business and his service as a director of multiple portfolio companies of Telegraph Hill Partners.

J. Matthew Mackowski has served as a director since January 2019. Mr. Mackowski is Chairman and Managing Director of Telegraph Hill Partners, which he co-founded in 2001. Telegraph Hill Partners is a venture capital firm that takes an active role in developing technology-based growth companies in the life sciences, medical device and healthcare industries, and has invested in 39 companies across four institutionally-funded limited partnerships. Mr. Mackowski formed Mackowski & Shepler, the predecessor to Telegraph Hill Partners, in 1992 and over nine years took an active or founding role with eight companies, primarily in medical and life science technologies. Mr. Mackowski currently represents Telegraph Hill Partners as a director of the following private portfolio companies: Magstim, Inc., TrakCel Holding, Inc., and Emerging Therapy Solutions, Inc. Mr. Mackowski received a bachelor’s degree from Duke University and an MBA from The Wharton School. We believe that Mr. Mackowski’s experience in the life sciences and venture capital industries, his educational background and his service as a director of multiple portfolio companies of Telegraph Hill Partners provide him with the qualifications and skills to serve on our board of directors.

Family Relationships

Except for Irene Davis and Ted Davis who are married to one another, there are no family relationships between any of our executive officers, directors or director nominees.

Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management.

Our amended and restated certificate of incorporation will provide that the total number of directors shall be determined from time to time exclusively by our board of directors; provided that, at any time THP beneficially owns, in the aggregate, at least             % in voting power of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders. Newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors or our stockholders; provided that, from and after the THP Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship, shall be filled only by our board of directors and not by the stockholders. Following the closing of this offering, we expect our board of directors to initially consist of                  directors.

In accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

∎	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

∎	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

∎	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Controlled Company Exception

After giving effect to this offering, THP will continue to control a majority of the voting power of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Rules.

Under the Nasdaq Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iv) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition periods provided under Nasdaq Rules and SEC rules and regulations for companies completing their initial public offering.

We intend to utilize certain of these exemptions. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Rules. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the Nasdaq Rules.

Director Independence

Our board of directors has determined that upon closing of this offering,                 ,                and                 will be independent directors. Mr. Gunstream is not independent under the Nasdaq Rules as a result of his position as our Chief Executive Officer. Ted Davis and Irene Davis are not independent under the Nasdaq Rules as a result of their prior employment with us. Messrs. Grossman, Herzick and Mackowski are not independent under the Nasdaq Rules as a result of their employment with Telegraph Hill Partners. In making these determinations, our board of directors applied the standards set forth in the Nasdaq Rules and in Rule 10A-3 under the Exchange Act. In evaluating the independence of                , our board of directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The board of directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition,                 , and                are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Committees of the Board of Directors

Upon closing of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, we intend to avail ourselves of the “controlled company” exception under the Nasdaq Rules, which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members by the end of the transition period for companies listing in connection with an initial public offering. The composition and responsibilities of each of the committees of our board of directors are as set forth below. Members will serve on these committees until their resignation or removal or until otherwise determined by our board of directors.

Audit Committee

Following this offering, our audit committee will be comprised of                 ,                 and                 , with                 serving as Chairperson of the committee. Under applicable Nasdaq Rules and SEC rules and regulations for companies completing their initial public offering, we are permitted to phase in our compliance with the audit committee independence requirements as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. Within one year of our listing on the Nasdaq Global Market, we intend to ensure that all members of our audit committee will meet the applicable independence requirements under Nasdaq Rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined that                 and                 are “independent” and “financially literate” under the Nasdaq Rules and SEC rules and that                is an “audit committee financial expert” under the rules of the SEC. As allowed under the applicable rules and regulations of the SEC and the Nasdaq Rules, we intend to phase in compliance with the audit committee independence requirements prior to the end of the one-year transition period.

The responsibilities of the audit committee are included in a written charter. The audit committee acts on behalf of our board of directors in fulfilling our board of directors’ oversight responsibilities with respect to our accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements and reports and also assists our board of directors in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. For this purpose, the audit committee performs several functions. The audit committee’s responsibilities include, among others:

∎

appointing, determining the compensation of, retaining, overseeing and evaluating our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for us;

∎

prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between us, or persons in financial oversight roles with us, and such independent registered public accounting firm or their affiliates;

∎	determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;

∎	monitoring the rotation of partners of the independent registered public accounting firm on our audit engagement;

∎

reviewing with management and the independent registered public accounting firm any fraud that includes management or other employees who have a significant role in our internal control over financial reporting and any significant changes in internal controls;

∎

establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

∎	reviewing the results of management’s efforts to monitor compliance with our programs and policies designed to ensure compliance with laws and rules;

∎	overseeing our programs, policies, and procedures related to our information technology systems, including information asset security and data protection; and

∎

reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of our accounting principles and practices and all other matters required to be communicated to the audit committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of our quarterly financial information prior to public disclosure and our disclosures in our periodic reports filed with the SEC.

The audit committee will review, discuss and assess its own performance and composition at least annually. The audit committee will also periodically review and assesses the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Compensation Committee

Following this offering, our compensation committee will be comprised of                and                , with                 serving as Chairperson of the committee. Our board of directors has determined that                is “independent” under the Nasdaq Rules and all applicable laws. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Each of the members of this committee is also a “nonemployee director” as that term is defined under Rule 16b-3 of the Exchange Act. The compensation committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing our compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to our executive officers and non-employee directors. The responsibilities of the compensation committee are included in its written charter. The compensation committee’s responsibilities include, among others:

∎

reviewing, modifying and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) our overall compensation strategy and policies, and reviewing, modifying and approving corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;

∎

determining and approving (or, if it deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our Chief Executive Officer, including seeking to achieve an appropriate level of risk and reward in determining the long-term incentive component of the Chief Executive Officer’s compensation;

∎

determining and approving (or, if it deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our executive officers and other members of senior management;

∎

reviewing and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) the terms of employment agreements, severance agreements, change-of-control protections and other compensatory arrangements for our executive officers and other senior management;

∎	conducting periodic reviews of the base compensation levels of all of our employees generally;

∎	reviewing and approving the type and amount of compensation to be paid or awarded to non-employee directors;

∎

reviewing and approving the adoption, amendment and termination of our stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans, 401(k) plans, supplemental retirement plans and similar programs, if any; and administering all such plans, establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and exercising such other power and authority as may be permitted or required under such plans; and

∎

reviewing our incentive compensation arrangements to determine whether such arrangements encourage excessive risk-taking, reviewing and discussing at least annually the relationship between our risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk.

In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, the responsibilities of the compensation committee will also include:

∎

reviewing and recommending to our board of directors for approval the frequency with which we conduct a vote on executive compensation, taking into account the results of the most recent stockholder advisory vote on the frequency of the vote on executive compensation, and reviewing and approving the proposals regarding the frequency of the vote on executive compensation to be included in our annual meeting proxy statements; and

∎

reviewing and discussing with management our Compensation Discussion and Analysis, and recommending to our board of directors that the Compensation Discussion and Analysis be approved for inclusion in our annual reports on Form 10-K, registration statements and our annual meeting proxy statements.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees as appropriate. The compensation committee will review, discuss and assess its own performance and composition at least annually. The compensation committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Nominating and Corporate Governance Committee

Following this offering, our nominating and corporate governance committee will be comprised of                and                 , with                serving as Chairperson of the committee. Our board of directors has determined that                is “independent” under the Nasdaq Rules and all applicable laws. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The responsibilities of the nominating and corporate governance committee are included in its written charter. The nominating and corporate governance committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing all aspects of our nominating and corporate governance functions. The responsibilities of the nominating and corporate governance committee include, among others:

∎	making recommendations to our board of directors regarding corporate governance issues;

∎	identifying, reviewing and evaluating candidates to serve as directors (consistent with criteria approved by our board of directors);

∎	determining the minimum qualifications for service on our board of directors;

∎	reviewing and evaluating incumbent directors;

∎	instituting and overseeing director orientation and director continuing education programs;

∎	serving as a focal point for communication between candidates, non-committee directors and our management;

∎	recommending to our board of directors for selection candidates to serve as nominees for director for the annual meeting of stockholders;

∎	making other recommendations to our board of directors regarding matters relating to the directors;

∎	reviewing succession plans for our Chief Executive Officer and our other executive officers;

∎

reviewing and overseeing matters of corporate responsibility and sustainability, including potential long- and short-term trends and impacts to our business of environmental, social, and governance issues, and our public reporting on these topics; and

∎	considering any recommendations for nominees and proposals submitted by stockholders.

The nominating and corporate governance committee will periodically review, discuss and assess the performance of our board of directors and the committees of our board of directors. In fulfilling this responsibility, the nominating and corporate governance committee will seek input from senior management, our board of directors and others. In assessing our board of directors, the nominating and corporate governance committee will evaluate the overall composition of our board of directors, our board of directors’ contribution as a whole and its effectiveness in serving our best interests and the best interests of our stockholders. The nominating and corporate governance committee will review, discuss and assess its own performance and composition at least annually. The nominating and corporate governance committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated bylaws and corporate governance guidelines will provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer. Our board of directors currently believes that our existing leadership structure, under which Stephen Gunstream serves as our Chief Executive Officer and                serves as Chairman of the board of directors, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders.

Role of Board in Risk Oversight Process

Our board of directors is responsible for overseeing our overall risk management process. The responsibility for managing risk rests with executive management while the committees of our board of directors and our board of directors as a whole participate in the oversight process. Our board of directors’ risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance and financial reporting and internal controls with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Code of Business Conduct and Ethics

We anticipate adopting a code of business conduct and ethics, effective immediately prior to the closing of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following its completion, the code of business conduct and ethics will be available on our website at www.teknova.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

EXECUTIVE COMPENSATION

Overview

We are currently considered an “emerging growth company” and “smaller reporting company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” who are the individuals who served as our principal executive officer during, and the next two most highly compensated executive officers at the end of, the fiscal year ended December 31, 2020. For the fiscal year ended December 31, 2020, our Named Executive Officers and their principal positions were as follows:

∎	Stephen Gunstream, President and Chief Executive Officer;

∎	Ted Davis, former Chief Executive Officer and former Chief Science Officer;

∎	Irene Davis, former Chief Operations Officer; and

∎	Damon Terrill, General Counsel and Chief Compliance Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, bonus and equity. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements, as circumstances require, and we expect that our executive compensation program may also include the grant of additional equity incentives in order to align the executives’ long-term incentives with those of our stockholders.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Option awards ($)(1)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)	Total ($)
Stephen Gunstream, President and Chief Executive Officer(4)	2020	364,038	1,050,887	262,916	40,777	1,718,618
Ted Davis, Former Chief Executive Officer and Former Chief Science Officer(5)	2020	190,385	–	–	15,699	206,084
Irene Davis, Former Chief Operations Officer(6)	2020	233,654	–	111,375	43,675	388,704
Damon Terrill. General Counsel and Chief Compliance Officer(7)	2020	74,135	175,212	28,018	3,099	280,464

(1)

The amounts reported in the Option awards column represent the grant date fair value of the underlying stock options granted to the Named Executive Officers as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option awards column are set forth in Note 12 to the financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the Named Executive Officers for the stock options.

(2)	The value at the grant date, assuming the highest level of performance conditions are achieved with respect to Mr. Gunstream’s Performance Based Options (as defined below), is $262,671.

(3)

The amounts reported in the Non-equity incentive plan compensation column reflect bonuses earned by the Named Executive Officers under the company’s 2020 bonus plan for the fiscal year ended December 31, 2020, as well as $416 and $217 in spot bonuses, paid to Mr. Gunstream and Mr. Terrilll, respectively, in connection with beating pre-set quarterly performance goals.

(4)

The amounts reported in the All Other Compensation column reflect $17,100 in 401(k) Plan matching contributions made, $20,522 in medical and dental premiums, $33 in life insurance premiums and $3,122 in hotel expenses paid on Mr. Gunstream’s behalf.

(5)	The amounts reported in the All Other Compensation column reflect $11,401 in 401(k) Plan matching contributions made and $4,298 in life insurance premiums paid on Mr. Davis’s behalf.

(6)

The amounts reported in the All Other Compensation column reflect $17,100 in 401(k) Plan matching contributions made, $9,850 in car lease payments made, $15,949 in medical and dental premiums paid and $776 in life insurance premiums paid on Mrs. Davis’s behalf.

(7)	The amounts reported in the All Other Compensation column reflect $2,974 in 401(k) Plan matching contributions and $125 in life insurance premiums paid on Mr. Terrill’s behalf.

Narrative Disclosure to Summary Compensation Table

Base Salary

We provide a base salary to our Named Executive Officers to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries will typically reflect the experience, skills, knowledge and responsibilities of each Named Executive Officer in keeping with competitive market practice. The initial base salaries of our executive officers are established through arm’s length negotiation at the time the individual executive officer is hired, taking into account his or her qualifications, experience and prior salary level. Thereafter, salary reviews are typically performed annually in conjunction with performance reviews. See the section titled “—Narrative Disclosure to Summary Compensation Table—Employment Offer Letters.”

Name	Initial Base Salary
Stephen Gunstream	$350,000
Ted Davis	$330,000
Irene Davis	$225,000
Damon Terrill	$225,000

2020 Non-Equity Incentive Compensation

The performance metrics for fiscal 2020 consisted of (i) development of a long-term vision to increase revenue, through articulation of target markets through market research, customer visits and internal analysis, (ii) establishing a commercial organization to drive revenue growth, (iii) transforming operations to scale the business and (iv) revenue, gross margin and EBITDA goals. For fiscal 2020, we achieved the company performance metrics at 150% of target and this company performance metric score was then adjusted based on individual achievement as determined by our board of directors, which resulted in the bonus payments set forth in the below table:

Name	Bonus Amount		Percentage of Target
Stephen Gunstream	$262,500		150%
Ted Davis(1)	–		–
Irene Davis	$111,375		150%
Damon Terrill	$27,801	(2)	150%

(1)	Mr. Davis retired as our President and Chief Executive Officer in July 2020.

(2)	Mr. Terrill joined the company on August 31, 2020, and his bonus amount was pro-rated accordingly.

Equity Incentives

We have historically offered equity incentives to our Named Executive Officers through grants of stock options. Certain of these stock option awards are subject to time-based vesting requirements and are subject to accelerated vesting upon the occurrence of certain terminations of employment and certain change-in-control events, and other stock options are subject to performance-based vesting requirements. We do not anticipate that the closing of this offering or any of the related transactions will trigger accelerated vesting of any of the stock option awards. See the section titled “—Narrative Disclosure to Summary Compensation Table—Employment Offer Letters” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

Retirement Benefits

We do not have a defined benefit pension plan or nonqualified deferred compensation plan. We maintain a retirement profit sharing savings plan (the “401(k) Plan”) for the benefit of our eligible employees, including our Named Executive Officers. Our 401(k) Plan is intended to qualify under Section 401(a) of the Code as a defined contribution plan. Each participant in the 401(k) Plan may contribute up to the lesser of his or her pre-tax compensation or the statutory limit and we make safe harbor matching contributions on such deferrals. In addition, we can make discretionary matching and/or profit sharing contributions. All salary deferrals, safe harbor matching contributions and rollovers are 100% vested when contributed and participants vest in discretionary matching and profit sharing contributions at a rate of 20% per year of service with us (such contributions are fully vested after five years of service).

Employment Offer Letters

We have entered into offer letter agreements with each of our Named Executive Officers, which provide for at-will employment and the compensation and benefits described below.

Stephen Gunstream Offer Letter.    We entered into an offer letter agreement with Mr. Gunstream dated November 16, 2019 (the “Gunstream Offer Letter”), which provides that he initially serve as our Chief Business Officer and become our Chief Executive Officer no later than June 30, 2020. Mr. Gunstream’s initial base salary was $350,000, with a target annual cash bonus of up to 50% of his base salary. The Gunstream Offer Letter also provides that we will reimburse Mr. Gunstream for local hotel expenses for days that he works at our Hollister, California office and if such amounts are taxable, the reimbursement will be subject to applicable tax withholding.

Pursuant to the Gunstream Offer Letter, Mr. Gunstream was granted (a) an option to acquire 494,441 shares of our common stock, which options will vest over four years subject to his continued service with us (the “Time Based Options”), with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly installments over the following 36 months, and (b) an option to acquire 123,610 shares of our common stock, which options will vest in full upon our achievement of certain pre-determined financial-based performance goals and will be subject to forfeiture to the extent we do not meet such performance metrics and require Mr. Gunstream’s continuous service with us through the applicable vesting date (the “Performance Based Options”). In the event that a change of control occurs prior to the achievement of such goals, the vesting of the Performance Based Options will convert to a time-based schedule based on Mr. Gunstream’s continued service with the company and the options will vest at the same time, to the same extent and on the same terms as the Time Based Options. The performance goals underlying the Performance Based Options were set to reflect a degree of difficulty that is comparable to the standard applied in setting the performance goals in prior years, with target performance levels being difficult, but obtainable, based on historical results under these goals.

If, on or before the fourth anniversary of Mr. Gunstream’s start date, we terminate his employment without cause or he resigns for good reason (each, a “Qualifying Termination”), in addition to his accrued benefits, he is entitled to the following severance benefits subject to his execution of an effective release of claims against us and our affiliates and his continued compliance with his confidentiality obligations: (i) a cash severance amount of $175,000 paid in one lump sum, subject to applicable withholdings; (ii) a pro rata portion of his annual bonus for the year in which the Qualifying Termination occurs; and (iii) company-paid COBRA premiums for up to six months. In addition, if a Qualifying Termination occurs within twelve months of a change of control, Mr. Gunstream’s options, including the Performance Based Options, will become fully vested and exercisable immediately prior to such change of control, subject to his execution of an effective release of claims against us and our affiliates.

For purposes of the Gunstream Offer Letter:

∎

“good reason” means, among other things described therein, (i) other than transitioning to Chief Executive Officer, a change in job title or position with the company, (ii) the company’s assignment to Mr. Gunstream of duties or responsibilities that would result in the material diminution of his duties and responsibilities, (iii) any material reduction in his base salary or bonus potential, or (iv) any material breach by the company of any material provision of the Gunstream Offer Letter, each subject to a notice and cure period;

∎

“cause” means, among other things described therein, Mr. Gunstream’s (i) conviction of a crime involving dishonesty, fraud or moral turpitude, (ii) willful engagement in conduct that is in bad faith and materially injurious to us, (iii) material breach of the Gunstream Offer Letter, subject to a notice and cure period, or (iv) willful and repeated refusal to implement or follow our lawful policies or directives, subject to a notice and cure period; and

∎

“change of control” means, among other things described therein, the occurrence of any of the following: (i) the sale, transfer or exclusive license of all or substantially all of our assets in one or a series of related transactions; (ii) a merger, reorganization or consolidation in which we are not the surviving corporation (subject to certain exceptions); (iii) a reverse triangular merger in which we are the surviving corporation, but our stockholders immediately before the merger do not have, immediately after the merger, more than 50% of the voting power of the company; or (iv) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act (“Person”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the company representing 50% or more of the total voting power represented by the company’s then outstanding voting securities (subject to certain exceptions, including for issuances of company securities to investors the primary purpose of which is to obtain financing for the company).

In 2020, Mr. Gunstream received $17,100 in 401(k) Plan matching contributions from the company and we paid $20,522 in medical and dental premiums, $33 in life insurance premiums and $3,122 in hotel expenses on his behalf.

Ted Davis Offer Letter.    Mr. Davis’ offer letter, dated January 14, 2019 (the “T. Davis Offer Letter”), provided for an initial base salary of $330,000 and a target annual cash bonus of up to 33% of his base salary. The T. Davis Offer Letter also provided Mr. Davis with an additional revenue bonus of up to $3,000,000 for the fiscal year ended December 31, 2019, based on our achievement of annual net revenue goals. Pursuant to the T. Davis Offer Letter, Mr. Davis was eligible to participate in the employee benefit plans available to our other full-time employees. Mr. Davis transitioned from his position as our Chief Executive Officer in May 2020 to become our Chief Science Officer before retiring in July 2020.

Irene Davis Offer Letter.    Mrs. Davis’ offer letter, dated January 14, 2019 (the “I. Davis Offer Letter”), provided for an initial base salary of $225,000 and a target annual cash bonus of up to 33% of her base salary. The I. Davis Offer Letter also provided that, if we terminated Mrs. Davis’ employment without cause or she resigned for good reason, she was entitled to the following severance benefits, subject to her execution of an effective release of claims against us and our affiliates, in addition to her accrued benefits: (i) a cash severance amount of $100,000 paid in accordance with our normal payroll practices over a period of six months; and (ii) company-paid COBRA premiums for up to six months. Pursuant to the I. Davis Offer Letter, Mrs. Davis was eligible to participate in the employee benefit plans available to our other full-time employees (provided, that such benefits would not be reduced from those historically offered to her, including our payment of 100% of her costs for medical and dental benefits and a health spending account contribution if she chose a health spending account medical plan) and entitled to reimbursement for her automobile lease and insurance expenses. Mrs. Davis retired from her position as our Chief Operations Officer in March 2021.

For purposes of the I. Davis Offer Letter:

∎

“good reason” means, among other things described therein, (i) a reduction in Mrs. Davis’s then-current base salary of more than 10% or a material reduction in her benefits (subject to certain qualifications), (ii) a material reduction of in Mrs. Davis’s duties, authority, responsibilities or reporting relationship or (iii) an increase in Mrs. Davis’s one-way commute to the office by more than 50-miles from her principal residence, each subject to notice and cure period; and

∎	“cause” means, among other things described therein and subject to certain notice and cure periods, Mrs. Davis’s (i) material breach of any material written agreement with us, (ii) failure to comply with our material written policies that results in or is reasonably expected to result in, material harm to our business or reputation, (iii) neglect or persistent unsatisfactory performance of her duties, (iv) repeated failure to follow reasonable and lawful instructions from our board of directors, (v) conviction of, or plea of guilty or nolo contendere to, any crime involving moral turpitude that results in, or is reasonably expected to result in, material harm to our business or reputation, (vi) commission of or participation in an act of fraud against us, (vii) intentional material damage to our business, property or reputation, or (viii) unauthorized use or disclosure of any of our proprietary information or trade secrets or those of any other party to whom she owes an obligation of nondisclosure as a result of her relationship with us.

In 2020, Ms. Davis received $17,100 in 401(k) Plan matching contributions from the company and we paid $9,850 in car lease payments, $15,949 in medical and dental premiums and $776 in life insurance premiums on her behalf.

Damon Terrill Offer Letter.    Mr. Terrill’s offer letter, dated August 18, 2020 (the “Terrill Offer Letter”), provides for an initial base salary of $225,000. Pursuant to the Terrill Offer Letter, Mr. Terrill was granted an option to acquire 93,000 shares of our common stock, which would vest over four years, with 25% of the shares vesting on the first anniversary of his start date and the remaining shares vesting in equal monthly installments over the following 36 months, subject to Mr. Terrill’s continued employment on the applicable vesting date. Mr. Terrill’s stock option agreement was recently amended to provide for vesting of his options upon termination of his employment, under certain circumstances, in connection with a change of control. In addition, Mr. Terrill is eligible to participate in the employee benefit plans available to our other full-time employees. See the section titled “—Actions Taken in 2021 or in Connection with this Offering—Amendments to Stock Option Agreements.”

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each of the Named Executive Officers, the number of stock options held as of December 31, 2020.

Outstanding Equity Awards at Fiscal Year-End Table

		Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Stephen Gunstream	–	123,610	(1)	123,610	1.5686	8/31/2030
	123,610	370,831	(2)	494,441	1.5686	8/31/2030
Ted Davis	–	–		–	–	–
Irene Davis	–	–		–	–	–
Damon Terrill	–	93,000	(3)	93,000	1.5686	8/31/2030

(1)

Represents an option to purchase 123,610 shares of our common stock, granted on August 31, 2020, which vests in full upon our achievement of certain pre-determined financial-based performance metrics. In addition, pursuant to the terms of applicable grant document, immediately prior to, but conditioned upon, the occurrence of a change in control of the company, the vesting terms applicable to the option shall no longer be based on the achievement of milestones, but rather shall be subject to time vesting as follows: 25% of the underlying shares shall vest on December 16, 2020 and the remaining shares shall vest in equal monthly installments over the following 36 months, subject to Mr. Gunstream’s continued employment with us through the applicable vesting date.

(2)

Represents an option to purchase 494,441 shares of our common stock, granted on August 31, 2020, which vests as to 25% of the underlying shares on December 16, 2020, with the remaining shares vesting in equal monthly installments over the following 36 months, subject to Mr. Gunstream’s continued employment with us through the applicable vesting date.

(3)

Represents an option to purchase 93,000 shares of our common stock, granted on August 31, 2020, which vests as to 25% of the underlying shares on May 4, 2021, with the remaining shares vesting in equal monthly installments over the following 36 months, subject to Mr. Terrill’s continued employment with us through the applicable vesting date.

Actions Taken in 2021 or in Connection with This Offering

New Severance and Change of Control Agreements

Mr. Gunstream and one or more of our other executive officers, as may be determined by our board of directors, may enter into severance and change of control agreements, which would be effective upon the closing of this offering and may generally provide for certain payments and the acceleration of equity awards in connection with such executive’s termination, under certain circumstances, including in connection with a change of control of the company.

Annual Incentive Bonus Plan

In connection with this offering, our board of directors may adopt an Annual Incentive Bonus Plan (“Cash Bonus Plan”), pursuant to which employees classified as manager level or above, including our Named Executive Officers, may be eligible to participate, subject to meeting certain criteria as such criteria may be determined by our board of directors.

The Cash Bonus Plan may generally provide participants a target bonus opportunity for the applicable plan year performance period and payments of bonuses may be based on the achievement of company (or department) and individual performance goals for the plan year. We anticipate that in order to be eligible to receive a bonus pursuant to the Cash Bonus Plan, the participant would have to remain employed by us on both the last day of the applicable plan year and on the payment date and would also have to have an individual performance-rating equal to or exceeding the target level for the plan year, if applicable.

Amendments to Stock Option Agreements

In connection with this offering, our board of directors amended the form of award agreement under the 2020 Plan, and the outstanding award agreements for stock options issued to date thereunder, to provide that a participant’s stock options would vest in full if such participant is terminated without cause or terminates his or her employment with the company for good reason following a change in control.

2021 Equity Incentive Plan

In order to incentivize our employees following the closing of this offering, we anticipate that prior to the closing of this offering our board of directors will adopt, and our stockholders will approve, our 2021 Plan, the material terms of which are summarized below. The purpose of the 2021 Plan is provide incentives for our employees, directors and consultants to exert maximum efforts for the success of the company and our affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of our common stock through the granting of awards. At the time our 2021 Plan becomes effective, no further grants will be made under our 2020 Plan.

Awards.    Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (i)                new shares, plus (ii) an additional number of shares not to exceed                shares, consisting of any shares of our common stock subject to outstanding stock options or other stock awards granted under our 2020 Plan that, on or after our 2021 Plan became effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock that will be reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to the lesser of (a)                % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (b) a lesser number of shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is                shares, which such amount shall be increased commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i)                % of the total number of shares of common stock outstanding on December 31 of the preceding year, (ii)                shares of common stock, and (iii) such amounts as may be determined by our board of directors.

Shares subject to stock awards that will be granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax-withholding obligation will not reduce the number of shares that will be available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares, (ii) to satisfy the exercise, strike or purchase price of a stock award or (c) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) grant employees (other than officers) specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors, or a duly authorized committee of our board of directors, will also generally have the authority to effect, with the consent of any materially adversely affected participant: (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

The company will also designate a plan administrator to administer the day-to-day operations of the 2021 Plan.

Stock Options.    ISOs and NSOs will be granted under stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of our 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the stock option agreement as will be determined by the plan administrator.

The plan administrator will determine the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards will be granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards will be granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2021 Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards.    The plan administrator will be permitted to grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $         in total value, except such amount will increase to $        for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to: (i) the class and maximum number of shares reserved for issuance under our 2021 Plan; (ii) the class and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant, any stock awards outstanding under our 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Under our 2021 Plan, a “corporate transaction” generally will be the consummation of: (i) a sale or other disposition of all or substantially all of our assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    Stock awards to be granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under our 2021 Plan, a “change in control” generally will be: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination.    Our board of directors will have the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

In order to incentivize our employees following the closing of this offering, we anticipate that prior to the closing of this offering our board of directors will adopt, and our stockholders will approve, our ESPP, the material terms of which are summarized below. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve.    Following this offering, our ESPP will authorize the issuance of                shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock that will be reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i)                % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year; and (ii)                shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration.    Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock on the date a purchase right under our ESPP is granted) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over five percent or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    Our ESPP will provide that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our common stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under our ESPP, a “corporate transaction” is generally the consummation of: (i) a sale or other disposition of all or substantially all of our assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Amendment or Termination.    Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Other Employee Benefit and Equity Incentive Plans

2020 Equity Incentive Plan

Our board of directors and stockholders adopted our 2020 Plan on August 31, 2020. As of December 31, 2020, options to purchase 1,026,551 shares of our common stock granted pursuant to the 2020 Plan remained outstanding with a weighted-average exercise price of $1.96 per share.

Awards.     Our 2020 Plan provided for the grant of ISOs to our employees, and for the grant of NSOs, restricted stock awards, restricted stock unit awards, and other forms of awards to our employees, directors and consultants.

Authorized Shares.    At the time of the offering, the maximum number of shares of our common stock that could be issued under our 2020 Plan was 1,677,077 shares. As described above, after our 2021 Plan becomes effective, no additional awards will be made pursuant to our 2020 Plan; however, our 2020 Plan will continue to govern outstanding awards granted thereunder. In addition, our common stock subject to outstanding stock options or other stock awards granted under the 2020 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement, are not issued because the award is settled in cash, are forfeited because of the failure to vest or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, will become available for grant pursuant to our 2021 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, referred to as the administrator, administers our 2020 Plan. Our board of directors has the authority to delegate to one or more of our officers the authority to (i) designate employees (other than officers, directors or other persons whose transactions in our common stock is subject to Section 16 of the Exchange Act) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards, which awards were subject to a standard form of agreement approved by our administrator and subject to a share limit established by the administrator. Under our 2020 Plan, the administrator has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2020 Plan, except that the exercise price of a stock option generally are not less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2020 Plan vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under our 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option is determined by the administrator and may include: (i) cash, check, or cash equivalent; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Options granted pursuant to the 2020 Plan generally are not transferable except (i) by will or the laws of descent and distribution or (ii) to the extent permitted by the administrator, pursuant to Rule 701 under the Securities Act and the general instructions to the Form S-8 registration statement under the Securities Act.

No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. No monetary payment is required to receive a restricted stock unit award, although if required by applicable state corporate law, the participant must provide consideration in the form of cash or past services rendered having a value not less than the par value of any shares issues upon settlement of the restricted stock unit. Restricted stock unit awards are settled in shares of our common stock; provided, however, that the administrator may provide in a restricted stock unit award agreement that the award may be settled in cash or other property. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. Restricted stock awards are only awarded in consideration for cash, check, or cash equivalent, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determined the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Other Stock Awards.    The administrator is permitted to grant other awards based in whole or in part by reference to our common stock. The administrator may set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made, as applicable, to: (i) the class and maximum number of shares reserved for issuance under our 2020 Plan; (ii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class and number of shares and exercise price or purchase price, if applicable, of all outstanding stock awards.

Change in Control.    In the event of a change in control (as defined below), outstanding awards will be subject to the terms of the definitive transaction agreement entered into by us in connection with the change in control or other terms determined by the administrator and the administrator may provide for any one or more of the following: (i) as determined by the administrator, acceleration of exercisability and/or vesting of an award and any shares acquired pursuant to an award; (ii) the assumption, continuation or substitution of an award by the surviving or acquiring entity or its parent (with the holder of any award not assumed, continued or substituted by the acquiror given reasonable advance notice of such treatment and to the extent that such award is not exercised as of the consummation of the change in control, it will terminate); or (iii) without the consent of the participant, provide that any award outstanding immediately prior to the change in control will be cancelled in exchange for a payment for each vested share (and, if determined by the administrator, each unvested share) subject to such award equal to the consideration payable for a share of our common stock in the change in control (taking into account any escrow, earn-out, holdback or similar provision in the definitive agreement), less the exercise or purchase price of such award, which payment will be made in cash, our common stock (or the stock of another entity which is a party to the change in control) or other property.

Under our 2020 Plan, a “change in control” is generally the occurrence of an “ownership change event” or a series of ownership change events in which the stockholders immediately prior to the transaction do not retain ownership of more than 50% of the total combined voting power of the securities entitled to elect our directors or in the event of an asset sale, the entity to which the assets were transferred. Under our 2020 Plan, an “ownership change event” means any of (i) a sale or exchange in a single or series of related transactions by our stockholders of securities representing more than 50% of the total combined voting power of our securities generally entitled to vote to elect members of our board of directors, (ii) a merger or consolidation in which we are a party, or (iii) the sale, exchange or transfer of all or substantially all of our assets.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan at any time, provided that such action does not have a material adverse effect on the existing rights of any participant without such participant’s written consent. An amendment will not be treated as materially adversely affecting a participant’s rights if it would cause an ISO to be treated as an NSO (or would start a new holding period for preferential ISO treatment) or if the administrator deems it necessary or advisable for such amendment to be made to comply with applicable law. Certain material amendments require the approval of our stockholders.

2016 Stock Plan

On December 21, 2016, our predecessor entity’s board of directors adopted, and our predecessor entity’s shareholders approved, the 2016 Plan and we assumed the 2016 Plan in connection with our reincorporation as a Delaware corporation in January 2019. There are no awards available for issuance under our 2016 Plan; however, our 2016 Plan continues to govern outstanding awards granted thereunder. As of December 31, 2020, options to purchase 171,863 shares of our common stock granted pursuant to the 2016 Plan remained outstanding with a weighted-average exercise price of $0.79 per share.

Awards.    Our 2016 Plan provided for the grant of ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of NSOs and rights to purchase shares of our common stock to our employees and consultants.

Authorized Shares.    There are no awards available for future issuance under our 2016 Plan. Shares subject to options granted under our 2016 Plan that expire or terminate without being exercised in full will not become available for grant under the 2016 Plan.

Plan Administration.    Our board of directors administers our 2016 Plan. Under our 2016 Plan, our board of directors has the authority to determine award recipients, the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our common stock, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by our board of directors. Our board of directors determines the exercise price for stock options, within the terms and conditions of our 2016 Plan, except the exercise price of an ISO was not less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2016 Plan vest at the rate specified in the stock option agreement as were determined by our board of directors, provided that ISOs are exercisable at a rate of at least 20% per year over five years from the date of grant.

Our board of directors determines the term of stock options granted under our 2016 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability or death, the optionholder may generally exercise any vested options for a period of 45 days following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within 45 days following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 6 months following the date of death. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option is determined by our board of directors and may include (i) cash, (ii) check, (iii) promissory note or (iv) any combination of the foregoing methods. Options are not transferable except by will or the laws of descent and distribution.

No ISO may be granted to any person who, at the time of the grant, owned or was deemed to own stock possessing more than 10% of our total combined voting power unless (i) the option exercise price was at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO did not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock may be issued either alone or in tandem with an option granted pursuant to the 2016 Plan. Restricted stock awards are evidenced by a restricted stock award agreement in a form determined by our board of directors. A restricted stock award may be awarded in consideration for cash, check, promissory note or any combination of the foregoing methods. Our board of directors determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Unless otherwise determined by our board of directors, if a participant’s service relationship with us ends for any reason, we may repurchase all of the shares of common stock held by the participant acquired pursuant to the restricted stock award. The repurchase price for vested shares will be the fair market value of the shares on the date of repurchase and unvested shares will be the lesser of the price paid by the participant or the fair market value of the shares on the date of repurchase. The participant’s right to purchase restricted stock pursuant a stock purchase offer is not transferable except by will or the laws of descent and distribution.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made, as applicable, to (i) the class and maximum number of shares reserved for issuance under our 2016 Plan, and (ii) the class and number of shares and exercise price or purchase price, of all outstanding stock awards.

Merger or Consolidation.    In the event that we are a party to a merger or consolidation, outstanding options will be subject to the terms of the applicable merger or consolidation agreement, which agreement may provide for any of the following without the consent of the holder of the outstanding option: (i) the continuation of the option if we are the surviving corporation; (ii) the assumption of outstanding options by the surviving corporation or parent thereof; (iii) the substitution of or of outstanding options by the surviving corporation or parent thereof; (iv) full exercisability of the option followed by the cancellation of the option; or (v) the cancellation of outstanding option and a payment to the participant equal to the excess of the fair market value of the shares subject to the option, regardless of whether the shares are vested, over the exercise price (which payment may be subject to vesting based on the participant’s continued service, provided that the vesting may not be less favorable than the option vesting schedule) and if the exercise price exceeds the fair market value of the shares, no payment is required.

Plan Amendment or Termination.    Our board of directors has the authority to amend, alter, suspend, or discontinue our 2016 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders.

Rule 10b5-1 Trading Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It is also possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Non-Employee Director Compensation

Our non-employee directors did not receive compensation for their service on our board of directors during the fiscal year ended December 31, 2020.

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. However, we are currently considering a compensation program for our non-employee directors for future implementation that may consist of annual retainer fees or long-term equity awards; however, there can be no assurance at this time that such a program will be implemented or that it will consist of the components noted here. Directors who are also our employees will not receive fees for service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described in the section titled “Executive Compensation” and the transactions described below, since January 1, 2018, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Series A Preferred Stock Financing

In January 2019, we issued and sold to Telegraph Hill Partners IV, L.P. and THP IV Affiliates Fund, LLC in a private placement an aggregate of 9,342,092 shares of our Series A preferred stock at a purchase price of $3.8469196 per share, for aggregate consideration of $35.9 million. All shares of our Series A preferred stock will convert into shares of our common stock immediately prior to the closing of this offering.

The following table sets forth the aggregate number of these securities acquired by the listed holders of more than five percent of any class of our capital stock or any entities affiliated with our executive officers and members of our board of directors. Each share of our Series A preferred stock identified in the following table will convert into one share of common stock in connection with this offering. Our directors, J. Matthew Mackowski, Paul Grossman and Alexander Herzick, are affiliated with Telegraph Hill Partners IV, L.P. and its affiliate, THP IV Affiliates Fund, LLC.

Name of Stockholder(1)	Number of Series A preferred Stock	Total Purchase Price
Telegraph Hill Partners IV, L.P.	7,970,673	$30,662,538
THP IV Affiliates Fund, LLC	1,371,419	$5,275,738

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

Investors’ Rights Agreement

We are a party to an investors’ rights agreement, dated as of January 14, 2019, with each holder of our Series A preferred stock and certain holders of our common stock, including our five percent stockholders and entities affiliated with our directors. Our investors’ rights agreement provides these holders with certain information delivery rights, including with respect to our financial statements and budget, and inspection rights, which will terminate immediately prior to the closing of this offering. In addition, our investors’ rights agreement provides these holders the right, following the closing of this offering and subject to certain conditions, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Voting Agreement

We are party to a voting agreement, dated as of January 14, 2019, with each holder of our Series A preferred stock and certain holders of our common stock, including our five percent stockholders and entities affiliated with our directors, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Paul Grossman, J. Matthew Mackowski, Alexander C. Herzick, Ted Davis and Irene Davis.

The voting agreement will terminate immediately prior to the closing of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under the section titled “Management—Board of Directors.”

Right of First Refusal and Co-Sale Agreement

We are a party to a right of first refusal and co-sale agreement, dated as of January 14, 2019, with each holder of our Series A preferred stock and certain holders of our common stock, including our five percent stockholders and entities affiliated with our directors. The right of first refusal and co-sale agreement provides us and such holders a right of first refusal and co-sale with respect to certain sales of securities by the holders identified in the agreement. The right of first refusal and co-sale agreement will terminate immediately prior to the closing of this offering.

Management Rights Letter

In January 2019, we entered into a management rights letter with the holders of our Series A preferred stock, pursuant to which such holders were granted inspection and information rights and the right to consult and advise the board of directors. The management rights letter will terminate immediately prior to the closing of this offering.

Board Observer Rights Letter

On January 14, 2019, we entered into a board observer rights letter with Ted Davis and Irene Davis, members of our board of directors and five percent stockholders, pursuant to which we agreed to invite a representative of such stockholders to attend all meetings of our board of directors in a nonvoting observer capacity and to grant information rights to such observer so long as such stockholders own collectively at least 500,000 shares of our issued and outstanding common stock. The board observer rights letter will terminate immediately prior to the closing of this offering.

Stock Repurchase Agreement

In January 2019, we entered into a stock repurchase agreement with certain holders of our common stock and outstanding options. A portion of the proceeds obtained by the company from the sale of our Series A preferred stock was used in January 2019 to (i) redeem certain shares of our outstanding capital stock, including 5,000,000 shares of our common stock held by Ted Davis, our founder and a current director and five percent stockholder of ours, for an aggregate purchase price of approximately $16.5 million, and (ii) cash-out certain outstanding options, including 540,000 options held by Richard Goozh, our former treasurer and chief financial officer, in exchange for a cash payment of approximately $1.62 million.

Exercise of Stock Options

On January 31, 2019, Irene Davis, our former Chief Operating Officer and a current member of our board of directors, exercised options to purchase 900,000 shares of our common stock at an exercise price of $0.30 per share for aggregate proceeds to us of $270,000.

Transition Agreement

On January 10, 2019, we entered into a transition agreement and general release with Richard Goozh, our former treasurer and chief financial officer, pursuant to which we agreed to pay Mr. Goozh a transaction bonus in the amount of $971,715 in a lump sum in 2019 and an additional transaction bonus opportunity based on our 2019 net revenue and to be paid in 2020, subject, in both cases, to Mr. Goozh’s compliance with certain conditions of employment and execution and compliance with a non-solicitation agreement. The amount of the bonus that was paid to Mr. Goozh in 2020 was

$172,129. We also agreed to pay Mr. Goozh $10,000 per month for his continuing consulting services to us for a period of three months, commencing with the closing date of the Series A preferred stock financing. Further, in consideration for Mr. Goozh’s execution a supplemental release of claims, we agreed to pay Mr. Goozh a lump sum of $20,000.

Offer Letters and Stock Option Grants Executive Officers

We have entered into offer letters with certain of our Named Executive Officers, and granted stock options to our Named Executive Officers, as more fully described in the section titled “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Offer Letters.”

New Severance and Change of Control Agreements

Mr. Gunstream and one or more of our other executive officers, as may be determined by our board of directors, may enter into severance and change of control agreements, which would be effective upon the closing of this offering and may generally provide for certain payments and the acceleration of equity awards in connection with such executive’s termination, under certain circumstances, including in connection with a change of control of the company.

Real Estate Leases

On June 21, 2017, we entered into a commercial lease agreement with Thomas E. Davis, LLC (“TED LLC”), a company controlled by Ted Davis, our founder and a current director and five percent stockholder of ours (the “BERT Lease”), pursuant to which we lease approximately five acres of vacant land located in Hollister, California. As of December 31, 2020, the minimum monthly base rent is $5,000. The current lease term is through June 30, 2021. We have the option to extend the lease term for two separate, consecutive, successive additional terms of one year each, following the expiration of the current lease term, upon the same terms and conditions contained in the lease. For each of the fiscal years ended December 31, 2020, 2019 and 2018, our total rent expense for this lease was $60,000.

On September 1, 2019, we entered into a lease agreement with Meeches LLC, a company that is also controlled by Ted Davis, pursuant to which we lease approximately 23,400 square feet of warehouse space located in Mansfield, Massachusetts. As of December 31, 2020, the monthly base rent was $20,902 and the base rent is increased annually by approximately $995. The current lease term is through August 31, 2024. We have the option to extend the initial term of the lease for one additional period of five years commencing upon the expiration of the initial lease term, upon the same terms and conditions contained in the lease, including an adjustment to the base rent, but excluding any further options to extend the lease term. For the fiscal years ended December 31, 2020 and 2019, our total rent expense for this lease was approximately $243,000 and $80,000, respectively.

Loan and Deed of Trust

In June 2018, we loaned TED LLC, a company controlled by Ted Davis, our founder and a current director and five percent stockholder of ours, $580,000 to purchase the property leased by the company under the BERT Lease. In connection with the loan, TED LLC executed a promissory note in favor of the company for an amount of $580,000. The promissory note accrued interest at a rate of 6.00% per annum and was secured by the property leased by the company under the BERT Lease, pursuant to a Deed of Trust and Assignment of Rents. This loan was repaid to the company in the first quarter of 2021.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into, and expect to continue to enter into, indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. These indemnification agreements also require us to advance all expenses incurred by the directors and officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. We also maintain directors’ and officers’ liability insurance. See the section titled “Description of Capital Stock—Anti-Takeover Matters in our Governing Documents and Delaware Law—Limitation of Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 12, 2021, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

∎	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or will become exercisable within 60 days of March 12, 2021. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 11,262,092 shares of common stock outstanding as of March 12, 2021, assuming the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 9,342,092 shares of common stock immediately prior to the closing of this offering. We have based our calculation of the percentage of beneficial ownership after this offering on                     shares of common stock outstanding immediately after the closing of this offering, assuming the sale of                     shares of our common stock by us in this offering and no exercise of the underwriters’ option to purchase additional shares. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of March 12, 2021, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 2290 Bert Dr., Hollister, California 95023.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
		Prior to this Offering	After this Offering
5% Stockholders:
Entities affiliated with Telegraph Hill Partners(1)	9,342,092	83.0%
Named Executive Officers and Directors:
Stephen Gunstream(2)	164,813	1.4%
Damon Terrill	–	–
Irene Davis(3)	1,900,000	16.9%
Ted Davis(4)	1,900,000	16.9%
Paul Grossman(1)	9,342,092	83.0%
Alexander Herzick(1)	9,342,092	83.0%
J. Matthew Mackowski(1)	9,342,092	83.0%
All executive officers and directors as a group (10 persons)(5)	11,406,905	99.8%

*	less than 1%.
(1)

Consists of (a) 7,970,673 shares of common stock issuable upon conversion of our Series A preferred stock held by Telegraph Hill Partners IV, L.P. (“THP LP”) and (b) 1,371,419 shares of common stock issuable upon conversion of Series A preferred stock held by THP IV Affiliates Fund, LLC (“THP LLC”). Telegraph Hill Partners Management Company LLC is the manager of Telegraph Hill Partners IV Investment Management LLC, which is the general partner of THP LP and the manager of THP LLC. Thomas A. Raffin, J. Matthew Mackowski and Deval A. Lashkari are each managers of Telegraph Hill Partners Management Company LLC and may be deemed to share voting and dispositive power over the shares held by THP LP and THP LLC. Alexander Herzick and Paul Grossman are each partners of Telegraph Hill Partners Management Company LLC and may be deemed to share voting and dispositive power over the shares held by THP LP and THP LLC. The address for each of these entities and individuals is 360 Post Street, Suite 601, San Francisco, California 94108.

(2)

Consists of 164,813 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 12, 2021. See the section titled “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Offer Letters.”

(3)	Includes 1,000,000 shares of common stock owned by Ted Davis over which Mrs. Davis may be deemed to have shared voting power and dispositive power.
(4)	Includes 900,000 shares of common stock owned by Irene Davis over which Mr. Davis may be deemed to have shared voting power and dispositive power.
(5)	Includes 164,813 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 12, 2021.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the closing of this offering, our authorized capital stock will consist of                 shares of common stock, $0.00001 par value per share, and                shares of undesignated preferred stock, $0.00001 par value per share.

As of March 31, 2021, there were 1,920,000 shares of our common stock outstanding, held by three stockholders of record, and 9,342,092 shares of our Series A preferred stock outstanding, held by two stockholders of record. After giving effect to the conversion of all outstanding shares of our Series A preferred stock into shares of common stock immediately prior to the closing of this offering, there would have been 11,262,092 shares of common stock outstanding on March 31, 2021, held of record by five stockholders. Subject to applicable Nasdaq Rules, our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

The holders of common stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Our Credit Agreement imposes limits our ability to pay cash dividends. See the section titled “Dividend Policy.”

Voting Rights

The holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

No Preemptive or Similar Rights

The common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Fully Paid and Non-Assessable

Following the closing of this offering, all outstanding shares of common stock will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, we will have no shares of preferred stock outstanding.

Our amended and restated certificate of incorporation will authorize our board of directors, subject to limitations prescribed by Delaware law, to issue up to                shares of our preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Our investors’ rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issuable or issued upon conversion of our preferred stock; (ii) any common stock held by investors party to our investors’ rights agreement at the time of this offering; (iii) any common stock issued or issuable, directly or indirectly, upon conversion and/or exercise of any of our other securities held by the investors party to our investors’ rights agreement at the time of this offering; and (iv) any common stock issued as, or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities in clauses (i), (ii) and (iii) above. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under our investors’ rights agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts, commissions and stock transfer taxes relating to the sale of their shares. Our investors’ rights agreement also includes customary indemnification and procedural terms.

Holders of 11,242,092 shares of our common stock (including shares issuable upon the conversion of our Series A preferred stock) are entitled to such registration rights pursuant to our investors’ rights agreement. These registration rights will expire on the earlier of (i) a deemed liquidation event, subject to certain exceptions; (ii) a transaction in which a person or group of related persons acquires more than 50% of our outstanding voting stock, subject to certain exceptions; and (iii) such time after this offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Demand Registration Rights

At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of not less than 50% of the registrable securities then outstanding may request that we file a registration statement on Form S-1 with respect to at least 40% of the then-outstanding registrable securities (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, would exceed $15.0 million).

Once we are eligible to use a registration statement on Form S-3, the holders of not less than 30% of the registrable shares then outstanding may request that we file a registration statement on Form

S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities, net of selling expenses, is expected to exceed $5.0 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to our investors’ rights agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration, a registration statement on Form S-4 or S-8 or a registration to register debt securities and underlying common stock, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-Takeover Matters in our Governing Documents and Under Delaware Law

Certain provisions of Delaware law, along with our amended and restated certificate of incorporation and our amended and restated bylaws, which will take effect immediately prior to the closing of this offering, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. The directors in each class will serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at our first annual meeting of stockholders following the closing of this offering and those assigned to Class II whose term shall expire to our second annual meeting of stockholders following the closing of this offering), one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. See the section of this prospectus titled “Management” for more information on the classified board.

Our amended and restated certificate of incorporation will also provide that the total number of directors shall be determined from time to time exclusively by our board of directors; provided that, at any time THP beneficially owns, in the aggregate, at least                 % in voting power of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation will provide that, subject to the rights of holders of any series of our preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of such directors; provided, however, that, from and after the THP Trigger Event, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

In addition, our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of our preferred stock and except as otherwise provided therein, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the board of directors, may be filled by a majority of the directors then in office or by our stockholders; provided, however, that from and after the THP Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the board of directors, shall be filled only by a majority of the directors then in office and shall not be filled by our stockholders.

These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of us or changes in our management.

Delaware Anti-Takeover Law

Our amended and restated certificate of incorporation will provide that we will opt out of Section 203 of the DGCL (“Section 203”) until such time as THP beneficially owns, in the aggregate, less than a majority of the total voting power of all the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, at which time we shall immediately and automatically become governed by Section 203.

Section 203 prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our amended and restated certificate of incorporation will provide that THP (together with its affiliates, successors and assigns) will not be deemed to be an “interested stockholder” regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of stock of our entitled to vote generally in the election of directors beneficially owned by them.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, special meetings of stockholders may only be called by order of the Chairman of our board of directors, our board of directors or our Chief Executive Officer; provided, however, that at any time prior to the THP Trigger Event, special meetings of our stockholders shall also be called by or at the direction of our board of directors or the Chairman of our board of directors at the request of THP. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent upon the occurrence of the THP Trigger Event.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Our amended and restated certificate of incorporation will provide that, upon the occurrence of the THP Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the following provisions of our amended and restated certificate of incorporation: Article V (Board of Directors), Article VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), Article VII (Limitation of Liability), Article VIII (Corporate Opportunities and Competition), Article IX (Exclusive Forum), and Article X (Section 203 of the DGCL), and Article XI (Amendment of Certificate of Incorporation and Bylaws).

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, upon the occurrence of the THP Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal our amended and restated bylaws.

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of our amended and restated certification of incorporation or our amended and restated bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certification of incorporation or our amended and restated bylaws, (v) any action or proceeding asserting a claim against us or any of our current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

∎	any breach of their duty of loyalty to us or our stockholders;

∎	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL; or

∎	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation will also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our amended and restated bylaws will provide that we shall indemnify any person who is or was a director or officer of ours or who is or was serving at our request as a director, officer, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, or who is or was a party to, is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director, officer, trustee, employee or agent of ours, in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, and amounts paid in settlement) actually and reasonably incurred by or on behalf of such person in connection therewith, subject to certain conditions. In addition, our amended and restated bylaws will provide that we may, to the fullest extent permitted by law, (i) advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at our expense, to protect us and any person who is or was a director, officer, employee or agent of ours or is or was a director, officer, employee or agent of ours serving at our request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not we would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL.

We have entered and expect to continue to enter into agreements to indemnify and advance expenses to our directors, officers and other employees as determined by our board of directors. These agreements, among other things, require us to indemnify each the applicable indemnitee to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by such indemnitee in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We believe that these indemnification and advancement provisions and insurance provisions of our amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. At present, there is no pending litigation or proceeding involving a director or officer of the company regarding which indemnification is sought, nor is the company aware of any threatened litigation that may result in claims for indemnification.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no Identified Person will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates or (ii) otherwise investing in or providing services to any person that competes with us or our affiliates. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer to us or our subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Philadelphia Stock Transfer, Inc. The transfer agent’s address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “TKNO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of                , 2021,                shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any, and no exercise of outstanding options. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to stock options will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

All of our officers, directors and holders of capital stock and securities exchangeable or exercisable for substantially all of our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements, and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

∎	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

∎

beginning 180 days after the date of this prospectus, the remaining                shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of capital stock and securities exchangeable or exercisable for substantially all of our capital stock have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

Immediately following the closing of this offering, equity holders subject to lock-up agreements will hold             shares of our common stock, representing approximately                 % of our then outstanding shares of common stock, or approximately                 % if the underwriters exercise in full their option to purchase additional shares.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options, issue shares of common stock in connection with certain acquisitions or business combinations or an employee stock purchase plan and in certain other circumstances.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

∎

1% of the number of shares of our capital stock then outstanding, which will equal                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

∎	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the closing of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

Registration Rights

Upon the closing of this offering, pursuant to our investors’ rights agreement, certain holders of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under the section titled “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect on the date of this prospectus supplement. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

∎	certain former citizens or long-term residents of the United States;

∎	partnerships or other pass-through entities (and investors therein);

∎	“controlled foreign corporations”;

∎	“passive foreign investment companies”;

∎	corporations that accumulate earnings to avoid U.S. federal income tax;

∎	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

∎	tax-exempt organizations and governmental organizations;

∎	tax-qualified retirement plans;

∎	persons subject to the alternative minimum tax;

∎	persons subject to special tax accounting rules under Section 451(b) of the Code;

∎	persons that own or have owned, actually or constructively, more than five percent of our common stock;

∎	persons who have elected to mark securities to market; and

∎	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING,

OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of a non-U.S. holder’s tax basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

∎	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

∎

our common stock constitutes a “U.S. real property interest” (“USRPIs”) by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. Although we believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the value of our non-USRPIs and our other business assets, there can be no assurance we currently are not, and will not in the future become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate FATCA withholding on payments of gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC and William Blair & Company, L.L.C. are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
William Blair & Company, L.L.C.
BTIG, LLC
Stephens Inc.
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to                  additional shares of common stock at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.    The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        and are payable by us. We have agreed to reimburse the underwriters for up to $         for their Financial Industry Regulatory Authority (“FINRA”) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to the company

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $                per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

∎	the history of, and prospects for, our company and the industry in which we compete;

∎	our past and present financial information;

∎	an assessment of our management;

∎	our past and present operations, and the prospects for, and timing of, our future revenues;

∎	the present state of our development;

∎	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied to list our common stock on the Nasdaq Global Market under the symbol ‘‘TKNO’’.

Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

∎

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

∎

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

∎

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

∎

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.    Pursuant to certain ‘‘lock-up’’ agreements, we and our executive officers, directors and our other stockholders, have agreed, subject to certain exceptions, not to and will not cause or direct any of its affiliates to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder) that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and William Blair & Company, L.L.C., for a period of 180 days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or, in some instances, acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (i) issue common stock or options pursuant to employee benefit plans, (ii) issue common stock upon exercise of outstanding options or warrants (iii) issue securities in connection with acquisitions or similar transactions, or (iv) file registration statements on Form S-8. The exceptions permit parties to the ‘‘lock-up’’ agreements, among other things and subject to restrictions, to: (a) make certain gifts or transfers by will or intestate succession upon the death of the party, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement, (d) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any common stock during the 180-day lock-up period and no public announcement or filing is made regarding such plan during the 180-day lock-up period, (e) enter into transactions relating to shares of our common stock acquired in open market transactions after closing of this offering, provided that no public announcement or filing is required to be made regarding such transaction during the 180-day lock-up period, (f) make transfers to us to satisfy tax withholding obligations pursuant to our equity incentive plans disclosed in this prospectus, (g) make transfers pursuant to court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement, (h) make transfers pursuant to agreements pursuant to which we have the option to repurchase securities, (i) transfers pursuant to third-party tender offer, merger, consolidation or other similar transaction, and (j) the conversion of the outstanding shares of our preferred stock into Common Stock in connection with the consummation of the Offering. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Cowen and Company, LLC and William Blair & Company, L.L.C., in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC and William Blair & Company, L.L.C. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC and William Blair & Company, L.L.C. shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Selling Restrictions

Canada.    The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland.    The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area.    In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Member State at any time:

A.    to any legal entity which is a qualified investor as defined under Article 2 the Prospectus Regulation;

B.    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom.    No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

A. to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Section 86 of the Financial Services and Markets Authority (“FSMA”),

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong.    The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore.    Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

A. to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

B. to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

C. otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

A. a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

B. a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel.    In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

LEGAL MATTERS

The validity of the shares of our common stock offered in this prospectus will be passed upon for us by Paul Hastings LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by DLA Piper LLP (US), San Diego, California.

EXPERTS

The financial statements of Alpha Teknova, Inc. at December 31, 2020 (Successor) and 2019 (Successor) and for the year ended December 31, 2020 (Successor), the period from January 14, 2019 through December 31, 2019 (Successor), and the period from January 1, 2019 through January 13, 2019 (Predecessor), appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available over the internet at the SEC’s web site referred to above. We also maintain a website at www.teknova.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO FINANCIAL STATEMENTS

ALPHA TEKNOVA, INC.

The accompanying financial statements are presented for three periods. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

∎	the “2019 Predecessor Period” means the period from January 1, 2019 through January 13, 2019;

∎	the “2019 Successor Period” means the period from January 14, 2019 through December 31, 2019; and

∎	the “2020 Successor Period” means the year ended December 31, 2020.

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2020 and 2019	F-3

Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2020 (Successor) and the periods from January 14, 2019 through December 31, 2019 (Successor) and January 1, 2019 through January 13, 2019 (Predecessor)

F-4

Statements of Convertible and Redeemable Preferred Stock and Stockholders’ Equity for the year ended December 31, 2020 (Successor) and the periods from January 14, 2019 through December 31, 2019 (Successor) and January 1, 2019 through January 13, 2019 (Predecessor)

F-5

Statements of Cash Flows for the year ended December  31, 2020 (Successor) and the periods from January 14, 2019 through December 31, 2019 (Successor) and January 1, 2019 through January 13, 2019 (Predecessor)

F-6

Notes to Financial Statements	F-7

Unaudited Interim Condensed Financial Statements as of and for the Three Months Ended March 31, 2021 and 2020

Condensed Balance Sheets as of March 31, 2021 and December 31, 2020	F-34

Condensed Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2021 and 2020	F-35

Condensed Statements of Convertible and Redeemable Preferred Stock and Stockholders’ Equity for the Three Months Ended March 31, 2021 and 2020	F-36

Condensed Statements of Cash Flows for the Three Months Ended March 31, 2021 and 2020	F-37

Notes to Interim Condensed Financial Statements	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Alpha Teknova, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Alpha Teknova, Inc. as of December 31, 2020 (Successor) and December 31, 2019 (Successor), the related consolidated statements of operations and comprehensive income (loss), convertible and redeemable preferred stock and stockholders’ equity and cash flows for the year ended December 31, 2020 (Successor), the period from January 14, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through January 13, 2019 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 (Successor) and December 31, 2019 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2020 (Successor), the period from January 14, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through January 13, 2019 (Predecessor), in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

San Jose, CA

April 2, 2021

ALPHA TEKNOVA, INC.

Balance Sheets

(in thousands, except share and per share data)

	Successor	Successor
	As of December 31, 2020	As of December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$3,315	$4,144
Short-term investments - marketable securities	1,811	5,532
Accounts receivable, net of allowance for doubtful accounts of $23.0 and $11.0	4,623	2,253
Inventories	3,582	2,566
Income taxes receivable	1,417	176
Prepaid expenses and other current assets	1,137	188
Related party notes receivable	529	557

Total current assets	16,414	15,416
Property, plant and equipment, net	10,008	5,450
Goodwill	16,613	16,613
Intangible assets, net	19,852	20,999
Other non-current assets	24	32

Total assets	$62,911	$58,510

LIABILITIES, CONVERTIBLE AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,635	$768
Accrued liabilities	2,327	4,767
Long term debt, current portion	–	45

Total current liabilities	3,962	5,580
Deferred tax liabilities	5,990	3,900
Other accrued liabilities	350	420
Deferred rent	204	62

Total liabilities	10,506	9,962

Commitments and contingencies (See “Note 15—Commitments and Contingencies.”)
Series A convertible and redeemable preferred stock, $0.00001 par value, 9,600,000 shares authorized, 9,342,092 shares issued and outstanding at December 31, 2020 and 2019; aggregate liquidation preference of $41,586 thousand and $38,711 thousand as of December 31, 2020 and 2019, respectively	35,638	35,638
Stockholders’ equity:
Common stock, $0.00001 par value, 30,000,000 shares authorized, 1,920,000 and 1,920,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	–	–
Additional paid-in capital	14,495	14,195
Retained earnings (accumulated deficit)	2,265	(1,305)
Accumulated other comprehensive income	7	20

Total stockholders’ equity	16,767	12,910

Total liabilities, convertible and redeemable preferred stock and stockholders’ equity	$62,911	$58,510

The accompanying notes are an integral part of these financial statements.

ALPHA TEKNOVA, INC.

Statements of Operations and Comprehensive Income (Loss)

(in thousands, except share and per share data)

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Revenue	$31,297	$20,094	$686
Cost of sales	13,542	11,520	461

Gross profit	17,755	8,574	225
Operating expenses:
Research and development	1,507	769	21
Sales and marketing	2,229	928	30
General and administrative	8,208	7,633	2,910
Amortization of intangible assets	1,148	1,100	–

Total operating expenses	13,092	10,430	2,961

Income (loss) from operations	4,663	(1,856)	(2,736)
Other income (expenses), net
Interest income	87	66	–
Other expense, net	(24)	(10)	–

Total other income (expense), net	63	56	–

Income (loss) before income taxes	4,726	(1,800)	(2,736)
Provision for income taxes (benefit)	1,156	(495)	(2,601)

Net income (loss)	3,570	(1,305)	(135)

Change in unrealized gain on available-for-sale securities, net of tax	(13)	20	–

Comprehensive income (loss)	$3,557	$(1,285)	$(135)

Net income (loss) available to common stockholders
Net income (loss)	3,570	(1,305)	(135)
Less: undistributed income attributable to preferred stockholders	(2,962)	–	–

Net income (loss) attributable to common stockholders	$608	$(1,305)	$(135)

Net income (loss) per share attributable to common stockholders
Basic	$0.32	$(0.69)	$(0.02)
Diluted	$0.30	$(0.69)	$(0.02)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders
Basic	1,920,000	1,879,294	6,080,714
Diluted	11,712,919	1,879,294	6,080,714

The accompanying notes are an integral part of these financial statements.

ALPHA TEKNOVA, INC.

Statements of Convertible and Redeemable Preferred Stock and Stockholders’ Equity

(in thousands, except share and per share data)

	Convertible and Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
	Shares	Amount	Shares	Amount
Predecessor
Balance at January 1, 2019	—	$—	6,080,714	$—	$515	$—	$4,004	$4,519
Stock-based compensation	—	—	—	—	75	—	—	75
Net loss	—	—	—	—	—	—	(135)	(135)

Balance at January 13, 2019	—	$—	6,080,714	$—	$590	$—	$3,869	$4,459

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
	Shares	Amount	Shares	Amount
Successor
Balance at January 14, 2019	—	$—	6,080,714	$—	$590	$—	$3,869	$4,459
Acquisition transaction
Issuance of Series A preferred stock, net	9,342,092	35,638	—	—	—	—	—	—
Pushdown accounting adjustments	—	—	—	—	39,825	—	(3,869)	35,956
Repurchase of stock options	—	—	—	—	(6,704)	—	—	(6,704)
Repurchase and retirement of common stock	—	—	(5,000,000)	—	(19,234)	—	—	(19,234)

Balance at January 14, 2019 – post acquisition	9,342,092	35,638	1,080,714	—	14,477	—	—	14,477
Repurchase and retirement of common stock	—	—	(60,714)	—	(233)	—	—	(233)
Repurchase of stock options	—	—	—	—	(319)	—	—	(319)
Exercise of stock options	—	—	900,000	—	270	—	—	270
Unrealized gain on available-for-sale securities	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	—	(1,305)	(1,305)

Balance at December 31, 2019	9,342,092	$35,638	1,920,000	$—	$14,195	$20	$(1,305)	$12,910
Stock-based compensation	—	—	—	—	300	—	—	300
Unrealized loss on available-for-sale securities	—	—	—	—	—	(13)	—	(13)
Net income	—	—	—	—	—	—	3,570	3,570

Balance at December 31, 2020	9,342,092	$35,638	1,920,000	$—	$14,495	$7	$2,265	$16,767

The accompanying notes are an integral part of these financial statements.

ALPHA TEKNOVA, INC.

Statements of Cash Flows

(in thousands)

	Successor		Predecessor
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Operating activities:
Net income (loss)	$3,570	$(1,305)	$(135)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	(12)	–	–
Depreciation and amortization	2,044	1,623	16
Stock-based compensation	300	–	75
Inventory reserve	(29)	(16)	–
Realized loss (gain) on marketable securities	17	(6)	–
Amortization of premium on marketable securities	20	16	–
Deferred taxes	2,090	(457)	(2,513)
Loss on disposal of property, plant and equipment	11	18	–
Changes in operating assets and liabilities:
Accounts receivable	(2,352)	(104)	87
Inventories	(987)	996	161
Prepaid expenses and other assets	(2,220)	155	(131)
Accounts payable, accrued expenses, and other current and noncurrent liabilities	(89)	1,190	2,678
Deferred rent	142	62	–

Cash provided by operating activities	2,505	2,172	238

Investing activities:
Purchase of property, plant and equipment	(5,466)	(2,649)	(201)
Proceeds from loan to related party	27	61	–
Purchase of short-term marketable securities	(1,763)	(6,652)	–
Proceeds on sales of short-term marketable securities	1,747	–	–
Proceeds from maturities of short-term marketable securities	3,720	1,084	–

Cash used in investing activities	(1,735)	(8,156)	(201)

Financing activities:
Repayment of long-term debt	(45)	(847)	(18)
Proceeds from issuance of convertible and redeemable preferred stock, net	–	35,638	–
Repurchase of stock options	–	(7,023)	–
Indemnity holdback release	(1,554)	–	–
Proceeds from exercise of common stock options	–	270	–
Repurchase of common stock	–	(19,468)	–

Cash (used in) provided by financing activities	(1,599)	8,570	(18)

Change in cash and cash equivalents	(829)	2,586	19
Cash and cash equivalents at beginning of period	4,144	1,558	1,539

Cash and cash equivalents at end of period	$3,315	$4,144	$1,558

Supplemental cash flow disclosures:
Income taxes paid	$323	$95	$–
Interest paid	$36	$59	$–
Capitalized property, plant and equipment included in accounts payable	$387	$269	$198

The accompanying notes are an integral part of these financial statements.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Note 1—Nature of the Business

The company was founded in 1996 and initially incorporated in California on May 30, 2000 under the name “eTeknova Inc.” On January 11, 2019, the company filed a certificate of merger and merged with and into Alpha Teknova, Inc., a Delaware corporation, which continued as the surviving entity bearing the corporate name of “Alpha Teknova, Inc.” (“Teknova”). Teknova provides critical reagents that enable the discovery, development, and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics. Product offerings include pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification. Teknova supports customers spanning the life sciences market, including pharmaceutical and biotechnology companies, contract development and manufacturing organization, in vitro diagnostic franchises, and academic and government research institutions, with catalog and custom, made-to-order products.

Teknova manufactures its products at its Hollister, California headquarters and stocks inventory of raw materials, components, and finished goods at that location. The company ships products directly from its warehouses in Hollister, California and Mansfield, Massachusetts.

Teknova manufactures its products under Research Use Only or good manufacturing processes regulatory standards, the latter of which refers to a more stringent level of quality standards supported by additional levels of documentation, testing, and traceability. In 2017, Teknova achieved ISO 13485:2016 certification, enabling the company to manufacture products for use in diagnostic and therapeutic applications.

On January 14, 2019, Teknova entered into a stock purchase agreement with Telegraph Hill Partners IV, L.P. and THP IV Affiliates Fund, LLC (collectively “THP”), pursuant to which THP acquired 9,342,092 shares of the company’s Series A preferred stock, representing 80.6% of the then-outstanding voting power of the company (on a fully diluted basis), and Teknova received an aggregate of $35.9 million from the issuance of such shares to THP (the “THP Transaction”). Teknova used $26.5 million of the proceeds from the THP Transaction to repurchase shares of the company’s common stock and options to acquire shares of its common stock with the remainder being used for general corporate purposes, including working capital, capital investment, and continued development of the company’s products. See “Note 3—THP Transaction and Pushdown Accounting” for further details.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). As a result of the THP Transaction, there was a change-in-control and Teknova elected to apply “pushdown” accounting by applying the guidance in the FASB Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), including recognizing the company’s post-THP Transaction assets and liabilities at fair value as of January 14, 2019, and similarly recognizing goodwill calculated based on the terms of the transaction and the fair value of the new basis of net assets of the company. Accordingly, the financial statements of Teknova for periods before and after the THP Transaction reflect different bases of accounting, and the financial positions and results of operations of those periods are not comparable. The accompanying financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding and succeeding the THP Transaction, respectively. The change of

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Notes to Financial Statements

control effected by the THP Transaction resulted in a new basis of accounting beginning on January 14, 2019 and the financial reporting periods are presented as follows:

∎	the “2019 Predecessor Period” means the period from January 1, 2019 through January 13, 2019;

∎	the “2019 Successor Period” means the period from January 14, 2019 through December 31, 2019; and

∎	the “2020 Successor Period” means the year ended December 31, 2020.

Impact of COVID-19

In March 2020, the World Health Organization declared that the outbreak of COVID-19 was a global pandemic. Since Teknova’s business is categorized as part of the country’s critical infrastructure, the company was able to continue operations during the COVID-19 pandemic. During the first half of 2020, orders for Lab Essentials products declined because many research customers were required to close temporarily. Later in the year, Teknova developed and commercialized, and earned revenue on, sample transport medium for use in COVID-19 sample collection and transport. It is not possible to exactly predict the total impact of the global COVID-19 outbreak on the company’s future revenue or profitability, which will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the effectiveness of public policy, the potential emergence and spread of new virus variants, and the degree to which vaccination efforts are successful, among other factors.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Teknova’s CODM is its Chief Executive Officer, currently Stephen Gunstream. Teknova has determined that it operates in one reporting unit, one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts of assets and liabilities, and disclosures of assets and liabilities, at the date of each financial statement, and the reported amount of revenues and expenses during the reporting period. The inputs into the company’s judgments and estimates consider the economic implications of COVID-19 on the company’s critical and significant accounting estimates, including those made in connection the valuation of goodwill and intangible assets, and income taxes. Actual results can differ from those estimates.

Concentration of Risk

Financial Instruments

Teknova’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company places its cash and cash equivalents with high-quality banking institutions. At times, the company’s cash and cash equivalent balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Teknova has never experienced any losses related to its cash and cash equivalent balances. Teknova routinely

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Notes to Financial Statements

communicates with its customers regarding payments and has a history of limited write-offs so, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Customers

For the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period, Teknova’s combined sales to its three largest customers accounted for approximately 33%, 42% and 62% of its total sales, respectively. Two of these customers, individually, represented 15% and 10% of total sales, respectively. The three customers also have combined accounts receivable balances as of December 31, 2020 (Successor) and 2019 (Successor) representing 25% and 49% of total receivables, respectively. Two of these customers are distributors representing highly diversified customer bases.

Suppliers

For the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period, purchases from two of Teknova’s suppliers accounted for 54%, 52% and 36% of all of the company’s inventory purchases, respectively. The amounts due to Teknova’s largest supplier comprised approximately 20% and 15% of total accounts payable as of December 31, 2020 (Successor) and 2019 (Successor), respectively.

Cash and Cash Equivalents

Teknova’s cash and cash equivalents include cash on hand, cash held in banks, and highly-liquid investments with maturities of three months or less at the date of acquisition. Teknova maintains its cash in bank deposit accounts in financial institutions that are insured by the FDIC up to a balance of $250.0 thousand. Cash equivalents are stated at carrying value, which approximates fair value.

Marketable Investments

Teknova’s short-term marketable investments consist of corporate debt securities, U.S. treasury bills, and government agency obligations. Teknova believes its short-term debt securities are available for use in its current operations and that the company has the ability, if necessary, to liquidate any of its short-term debt securities to meet its liquidity needs in the next twelve months. Accordingly, those investments with contractual maturities greater than one-year from the date of purchase are classified as short-term investments on the accompanying Balance Sheets. Teknova classifies its short-term debt investments as available-for-sale at the time of purchase and evaluates such classification as of each balance sheet date. All short-term debt investments are recorded at estimated fair value. Unrealized gains and losses are reported as a component of other comprehensive income, net of any related tax effect. Unrealized losses are charged against income when a decline in the fair value of an individual security is determined to be other-than-temporary. Realized gains and losses and other-than-temporary impairments on investments are included in “other income, net” in the Statements of Operations and Comprehensive Loss.

Fair Value of Financial Instruments

The carrying amounts of certain of Teknova’s financial instruments, including cash equivalents, accounts receivable, inventories, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities.

Accounts Receivable

Accounts receivable are stated at invoice value, less estimated allowances for doubtful accounts. Teknova uses the allowance method to account for uncollectible accounts receivable, calculated by

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Notes to Financial Statements

management using the historical average of uncollectible accounts. The company continually monitors its customer payments and maintains an allowance for estimated losses resulting from its customers’ inability to make required payments. Accounts receivable are considered past due once customer payment terms have been exceeded. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventory, consisting of raw materials, work in process and finished goods, is stated at the lower of cost or net realizable value, on a first-in, first-out basis. Teknova writes down its inventory for estimated obsolescence or inventory in excess of reasonably expected near-term sales or unmarketable inventory, in an amount equal to the difference between the cost of inventory and the estimated net realizable value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by Teknova, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory, and charges are not reversed subsequently to income, even if circumstances later suggest that increased carrying amounts are recoverable. As of December 31, 2020 (Successor) and 2019 (Successor), the allowance for inventory obsolescence was insignificant.

Notes Receivable from Related Parties

In 2016, Teknova’s founder and former Chief Executive Officer, a current stockholder of the company, executed a promissory note in favor of the company. This is recognized as a note receivable. Teknova recognizes interest income on notes receivable on the accrual method. Teknova evaluates the collectability of both interest and principal on its notes receivable to determine whether the notes receivable are impaired. A note is considered to be impaired when, based on current information and events, it is probable that the company will be unable to collect all amounts due, according to the existing contractual terms. When a note is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the fair value of the underlying collateral, less costs to sell. During the 2020 Successor Period and the 2019 Successor Period, there was no significant uncertainty of collection; therefore, interest income was recognized. As of December 31, 2020 (Successor) and 2019 (Successor), the company determined that no allowance for collectability was necessary. See “Note 14—Related Parties” for further information regarding the company’s notes receivable with its founder and former Chief Executive Officer, a current stockholder of the company.

Property, Plant and Equipment

Teknova records property, plant and equipment at fair value when it is acquired in a business combination or at cost for all other purchases of property, plant and equipment. Property, plant and equipment is depreciated over the estimated useful lives of the assets, using the straight-line method. Any leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the estimated remaining life of the lease. Costs for repairs and maintenance that do not significantly increase the value or estimated lives of property, plant and equipment are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the Balance Sheets, and the resulting gain or loss is reflected in the Statements of Operations and Comprehensive Loss.

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Notes to Financial Statements

The estimated useful lives of the major classes of property and equipment are as follows:

Estimated Useful Lives
Machinery and equipment	7 years
Office furniture and equipment	3 –7 years
Vehicles	5 years
Leasehold improvements	4 –7 years

Impairment of Long-Lived Assets

Teknova evaluates its long-lived assets for impairment when events or changes in circumstances indicate a possible inability to recover carrying amounts. Recoverability is assessed by comparing the carrying value of the assets to estimated undiscounted future cash flows expected to be generated by the assets. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated during the life of those assets are less than the assets’ carrying amounts. If an asset is impaired, the loss is measured as the amount by which the asset’s carrying value exceeds its fair value. There were no indicators of impairment during the 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period.

Goodwill

Goodwill is the excess of the company’s fair value over the company’s fair value accounting basis of the company’s net assets and liabilities under pushdown accounting. Goodwill is not amortized, but is tested for impairment annually as of October 1, or more frequently if events or circumstances indicate that the carrying value may no longer be recoverable and that an impairment may have occurred.

Teknova first considers qualitative factors that indicate whether impairment may have occurred. Such indicators may include, macro-economic conditions, such as adverse industry or market conditions and entity-specific events, such as increasing costs, declining financial performance, or loss of key personnel. If the company’s assessment of such qualitative factors indicates that a reduction in the carrying value is more likely than not to have occurred, Teknova performs a quantitative assessment, comparing the fair value of the company (in this capacity, the “Reporting Unit”) to the carrying value, including goodwill, of the Reporting Unit. If the carrying value of the Reporting Unit exceeds its fair value, an impairment has occurred, and an impairment charge is recognized for the difference up to the carrying value of the Reporting Unit’s goodwill. The fair value of the Reporting Unit is primarily determined based on the income approach. The income approach is a valuation technique in which fair value is assessed on forecasted future cash flows, discounted at the appropriate rate of return commensurate with the risk, as well as current rates of return for equity and debt capital as of the valuation date. There was no impairment of goodwill during the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period.

Intangible Assets

Teknova’s intangible assets consist of the Teknova trade name and customer relationships.

Indefinite-lived intangible assets are not amortized but are tested for impairment at least annually as of October 1, or more frequently if events or circumstances indicate that it is more likely than not that an asset is impaired. If the fair value of the asset is less than its carrying amount, an impairment charge would be recognized in an amount equal to the difference between the carrying amount and the fair value.

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Notes to Financial Statements

Finite-lived intangible assets are amortized over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Teknova reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or an asset group may not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related assets’ or asset group’s carrying value.

There was no impairment of intangible assets during the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period.

Leases

The company’s leases are reviewed and classified as either capital or operating leases at their inception. Teknova may receive renewals or expansion options, rent holidays, and other incentives in certain of its lease agreements. For operating leases, Teknova recognizes lease costs, once control of the leased space is achieved, on a straight-line basis, without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments. Additionally, incentives received are treated as reductions of costs over the term of the lease agreements.

Revenue Recognition

Teknova adopted accounting standards update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 606”) on January 1, 2019. Accordingly, the company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration the company expects to be entitled to receive in exchange for such goods. The adoption of ASU 606 resulted in no material cumulative effect on the date of adoption.

Teknova recognizes revenue for sales of goods through the following steps:

∎	Identification of the contract, or contracts, with a customer, typically a purchase order

∎	Identification of the performance obligations in the contract

∎	Determination of the transaction price

∎	Allocation of the transaction price to the performance obligations in the contract

∎	Recognition of revenue when, or as, the company satisfies a performance obligation

Teknova recognizes its revenue from the sale of ready-to-use pre-poured media plates and broths for growth of bacterial, yeast and microbiological applications, and buffers and reagents for purification and analysis of proteins, DNA and mRNA. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. All of Teknova’s contracts with customers contain a single performance obligation, delivery of consumable products (e.g., media plates, broths, buffers, reagents, etc.). Accordingly, the company recognizes revenue at a point in time when control of the products has been transferred to the customers, which is at the time of shipment. Revenue is recognized in an amount that reflects the consideration Teknova expects to be entitled to receive in exchange for the products. Sales and other similar taxes collected from customers on behalf of third parties are excluded from the sale price of the products.

Teknova records shipping and handling costs charged to customers as revenue. Shipping and handling charges are included in general and administrative expenses as revenue is recognized. Shipping and handling charges for the 2020 Successor Period and the 2019 Successor Period were

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Notes to Financial Statements

approximately $0.8 million and $1.3 million, respectively. Shipping and handling charges for the 2019 Predecessor Period were insignificant. Costs incurred to obtain contracts with customers are expensed immediately, because the amortization period for such costs is one year or less.

Teknova does not offer warranties on products.

ASU 606 requires an entity to estimate the amount of variable consideration to which the entity will be entitled, in exchange for transferring the promised goods to a customer, of a contract. Occasionally, Teknova offers rebates, discounts, and returns on its products, however returns and refunds are an extremely rare occurrence and are not explicitly or implicitly part of the purchase order. The company records rebates, discounts, and returns at the time in which they occur. The difference between recording these as they occur and estimating the amount of consideration in exchange for the transfer of promised goods would not have a material impact on the financial statements.

Teknova’s sales are made directly to customers or through distributors, generally under agreements with payment terms typically shorter than 90 days and, in no case, exceeding one year. Therefore, Teknova’s contracts do contain a significant financing component.

Contract Balances

Teknova’s accounts receivable, net, includes amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Teknova maintains an allowance for doubtful accounts to provide for an estimated amount of receivables that will not be collected.

Disaggregation of Revenue

Teknova’s revenue, disaggregated by product category, for the 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period were as follows (in thousands):

	2020 Successor Period	2019 Successor Period	2019 Predecessor Period
Lab Essentials	$21,240	$17,479	$626
Clinical Solutions	4,807	1,336	24
Sample Transport	4,297	–	–
Other	953	1,279	36

Total Revenue	$31,297	$20,094	$686

Teknova’s revenue, disaggregated by geographic region, for 2020 Successor Period, the 2019 Successor Period, and the 2019 Predecessor Period were as follows (in thousands):

	2020 Successor Period	2019 Successor Period	2019 Predecessor Period
United States	$30,138	$19,146	$668
International	1,159	948	18

Total Revenue	$31,297	$20,094	$686

Cost of Sales

Cost of sales includes salaries, wages and benefits, raw materials consumption (including direct and indirect material), payroll taxes, product testing and analytics expense, inbound freight charges, and other production overhead.

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Notes to Financial Statements

Research and Development Expenses

The company’s research and development expenses primarily consist of employee-related expenses, including salaries, benefits and stock-based compensation expense for personnel in process engineering and product development functions; expenses related to occupancy costs, laboratory supplies, consulting fees and depreciation associated with various assets used in the research and development of the company’s products.

Sales and Marketing Costs

The company’s sales and marketing expenses primarily consist of employee-related expenses, including salaries and benefits, commissions, advertising, occupancy costs and stock-based compensation expense for sales and marketing employees.

General and Administrative Expenses

The company’s general and administrative expenses primarily consist of costs associated with executive and administrative staff, and other expenses such as shipping charges, professional service fees, occupancy, IT systems, insurance, depreciation and stock-based compensation expense for executive and administrative staff.

Stock-Based Compensation

Teknova follows the fair value recognition provisions of ASU 718, Compensation—Stock Compensation (Topic 718). The company accounts for stock-based compensation expense based on the estimated grant date fair value, using the Black-Scholes option-pricing model, which requires the company to make a number of assumptions, including expected volatility, the expected risk-free interest rate, the expected term and the expected dividend. Stock-based compensation expense is recognized over the requisite service period of the award, which generally represents the scheduled vesting period. Forfeitures are recognized as they occur.

In conjunction with the THP Transaction, all time-based stock options previously issued under the 2016 Stock Plan became fully vested and expensed in the 2019 Predecessor Period.

Teknova’s 2020 Equity Incentive Plan (the “2020 Plan”) provides for the grant of various equity-based incentive awards to employees, directors and consultants of the company. The types of equity-based awards that may be granted under the 2020 Plan include: options, restricted stock purchase rights, restricted stock bonuses, restricted stock unit awards or other stock-based awards. As of December 31, 2020 (Successor), there were 650,526 shares of common stock reserved for future issuance under the 2020 Plan.

Employee Benefit Plans

Teknova has a salary deferral 401(k) plan (the “Plan”) covering substantially all employees. Contributions by the company to the Plan for the 2020 Successor Period and the 2019 Successor Period totaled approximately $0.4 million and $0.3 million, respectively. Contributions during the 2019 Predecessor Period were insignificant. Contributions payable as of December 31, 2020 (Successor) and 2019 (Successor), of approximately $0.2 million and $0.2 million, respectively, are included within accrued liabilities in the accompanying financial statements.

Income Taxes

Teknova uses the asset and liability method in accounting for its deferred income taxes. Under this method, deferred income taxes are provided for differences between the carrying amounts of assets

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Notes to Financial Statements

and liabilities for financial reporting and tax purposes, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. These differences result primarily from the use of different methods of accounting for depreciation and amortization for financial reporting and tax purposes at each fiscal year end. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the weight of the positive and negative evidence considered, management believes that it is more likely than not that the company will be able to realize its deferred tax assets in the future, and therefore, no valuation allowance is necessary.

Teknova accounts for unrecognized tax benefits based upon its assessment of whether tax benefits are more likely than not to be sustained upon examination by tax authorities. The company reports a liability for unrecognized tax benefits taken, or expected to be taken, in a tax return and recognizes associated interest and penalties, if any, in income tax expense. As of December 31, 2020 (Successor) and 2019 (Successor), the company had no liabilities recorded for unrecognized tax benefits.

Net Income (Loss) Per Share of Common Stock

Basic net income (loss) per share is computed using the two-class method. Diluted net income (loss) per share is computed using the more dilutive of (i) the treasury stock method or if-converted method, or (ii) the two-class method. The two-class method is an earnings allocation formula that determines net income per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The treasury stock method uses the number of new shares that may be created by unexercised in-the-money warrants and options, where the exercise price is less than the current share price. The if-converted method calculates the value of convertible securities as if they were converted into new shares. Per share amounts are computed by dividing net income (loss) attributable to common stockholders by the weighted average shares outstanding during each period. The diluted net income (loss) per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock and convertible and redeemable preferred stock are considered common stock equivalents.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 606, which supersedes nearly all existing revenue recognition guidance under GAAP. As discussed in the Revenue Recognition policy above, the company adopted ASU 606 beginning January 1, 2019 using the modified retrospective application. The adoption of the new standard resulted in no material cumulative effect on the date of adoption.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment (“ASU 350”). The revised guidance eliminates Step 2 of the current goodwill impairment analysis test, which requires hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss will instead be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 350 will be in effect for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2022. Early adoption is permitted for interim or annual goodwill impairment tests with a measurement date on or after January 1, 2017. The revised guidance was early adopted by Teknova as of January 1, 2019 and did not have a material impact on the company’s financial statements.

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Notes to Financial Statements

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 718”), which expands the scope to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 718 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. This update must be applied through a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. This guidance is effective for the fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted for any entity in any interim or annual period for which financial statements have not been issued or made available for issuance, but not before an entity adopts ASU 606. Teknova early adopted the standard on January 1, 2019, which did not result in a material impact on the company’s financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 820”), which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 820 is effective for the fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years, and early adoption is permitted. Teknova early-adopted ASU 820 as of January 1, 2019, which did not have a material impact on the company’s financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 842”). The new standard requires lessees to generally recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. The new standard is effective with respect to Teknova beginning January 1, 2022 on a modified retrospective basis, and early adoption is permitted. Teknova is evaluating the impact of the pending adoption of this standard on the financial statements. Teknova expects that most of the operating lease commitments will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon adoption of ASU 842, which will increase the company’s total assets and total liabilities that are reported relative to such amounts prior to adoption.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 740”). ASU 740 removes certain exceptions to the general principles in ASU 740 and clarifies and amends certain guidance to promote consistent application. ASU 740 is effective for the company’s annual and interim periods beginning after December 15, 2021, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. Teknova is currently evaluating the impact of the adoption of the standard on the financial statements and does not anticipate the standard to have a significant impact.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses. The standard introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses and will apply to accounts receivable. The new guidance will be effective for Teknova’s annual and interim periods beginning after December 15, 2022. Teknova is currently evaluating the impact of the adoption of the standard on the financial statements and does not anticipate the standard to have a significant impact.

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Notes to Financial Statements

Note 3—THP Transaction and Pushdown Accounting

On January 14, 2019, Teknova entered into a stock purchase agreement with THP, pursuant to which THP acquired 9,342,092 shares of Teknova’s Series A preferred stock for a purchase price of $3.8469196 per share, and Teknova received an aggregate of $35.9 million from the issuance of such shares to THP. The transaction provided THP with a controlling 80.6% voting interest of the company, and 19.4% ownership remained with the company’s original common stock and option holders on a fully diluted basis. The acquisition by THP was accounted for as a business combination under the acquisition method in accordance with ASC 805.

Teknova used a portion of the proceeds from the THP Transaction to repurchase 5,000,000 shares of the company’s then-outstanding common stock and 1,890,000 options to purchase shares of the company’s common stock, in each case at $3.84 per share, for an aggregate price of $26.5 million. The company held back $3.8 million from the repurchase of common stock and the options, which was retained as partial security for certain indemnification obligations. As of December 31, 2019 (Successor), $1.8 million of the holdback is recorded in accrued liabilities. There were no remaining holdback liabilities as of December 31, 2020 (Successor), as all amounts have been paid out.

Costs related to the issuance of Series A preferred stock totaled approximately $0.3 million and are recorded as a reduction to proceeds received in additional paid-in capital. Transaction costs related to the THP Transaction totaled approximately $2.6 million in the 2019 Predecessor Period and are recorded in general and administrative expenses in the Statement of Operations and Comprehensive Loss.

As a result of the THP Transaction, there was a change-in-control event at the company. Teknova has elected to apply pushdown accounting pursuant to the guidance in ASC 805. As such, Teknova’s financial statements were adjusted to reflect the acquirer’s accounting basis rather than the company’s historical costs.

The following table summarizes the total allocable invested capital in applying pushdown accounting as of January 14, 2019 (in thousands):

Fair value
Amount paid for controlling interest	$35,938
Noncontrolling interest fair value	4,478

Total fair value for allocation	$40,416

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Notes to Financial Statements

The following table summarizes the allocation of the total allocable invested capital applying pushdown accounting as of January 14, 2019 (in thousands):

Fair value
Net assets acquired:
Tangible assets
Cash and cash equivalents	$1,558
Accounts receivable, net	2,173
Inventories, net	3,547
Property, plant and equipment, net	3,343
Other current and noncurrent assets	1,098

Total tangible assets acquired	$11,719
Accounts payable and accrued liabilities	$(4,278)
Deferred Tax Liability	(4,358)
Long-term and current portion of debt	(892)
Other noncurrent liabilities	(487)

Recognized amounts of liabilities assumed	$(10,015)

Total identifiable net tangible assets acquired	$1,704

Intangible assets acquired
Trade name	$12,919
Customer relationships	9,180
Goodwill (non-tax deductible)	16,613

Net intangible assets	38,712

Total fair value of net assets	$40,416

The useful life assigned to customer relationships was eight years, and the trade name is an indefinite-lived intangible. The fair value step-up in inventory was approximately $1.5 million and recognized as cost of sales in the 2019 Successor Period. There were no contingent consideration assets or liabilities recognized as part of the purchase.

The fair value of the assets acquired and liabilities assumed were determined using market and cost valuation methodologies. The fair value measurements were based on significant unobservable inputs that were developed by the Company using publicly available information, market participant assumptions, and cost and development assumptions. Because of the use of significant unobservable inputs, the fair value measurements represent a Level 3 measurement as defined in ASC 820. The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets or liabilities. The cost approach estimates value by determining the current cost of replacing an asset with another of equivalent utility. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation. Both approaches were used, however, the cost approach was the primary approach used to value inventory and fixed assets. Fixed assets are depreciated on a straight-line basis over their expected remaining useful lives, ranging from 3 years to 7 years. The remaining current assets and current liabilities were recorded at their contractual or historical acquisition amounts, which approximate their fair value.

The fair value of identifiable intangible assets was determined using the income approach which is based on estimating the present value of net future economic benefits and includes methods such as

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Notes to Financial Statements

the relief from royalty method and the excess earnings method. The fair value measurements were based on significant unobservable inputs that were developed by the Company including a discounted cash flow model, discount rates, royalty rates, and forecasted revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins. Because of the use of significant unobservable inputs, the fair value measurements represent a Level 3 measurement as defined in ASC 820. The relief from royalty method assumes that, in lieu of ownership, a licensee would be willing to pay a royalty in order to exploit the related benefits of the asset. The excess earnings method is used to identify residual cash flows attributable specifically to the asset being valued by applying a charge for the use of other contributory assets. The relief from royalty method and excess earnings method were used to value the trade name and customer relationships, respectively.

Note 4—Goodwill and Intangible Assets, Net

Goodwill and intangible assets relate to the application of pushdown accounting associated with the THP Transaction. See “Note 3—THP Transaction and Pushdown Accounting.”

There were no changes in the carrying amount of goodwill during the 2020 Successor Period and the 2019 Successor Period.

The following is a summary of intangible assets with definite and indefinite lives (in thousands):

	2020 Successor Period			2019 Successor Period
	Balance at December 31, 2020			Balance at December 31, 2019
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Definite Lived:
Customer relationships	$9,180	$2,247	$6,933	$9,180	$1,100	$8,080
Indefinite Lived:
Tradename	12,919	–	12,919	12,919	–	12,919

Total intangible assets	$22,099	$2,247	$19,852	$22,099	$1,100	$20,999

For the 2020 Successor Period and the 2019 Successor Period, amortization expense was approximately $1.1 million and $1.1 million, respectively. There was no amortization expense for the 2019 Predecessor Period.

For the 2020 Successor Period, the remaining weighted-average useful life of definite lived intangible assets is six years. The estimated future amortization expense of intangible assets with definite lives is as follows (in thousands):

Amount
2021	$1,148
2022	1,148
2023	1,148
2024	1,148
2025	1,148
2026 and thereafter	1,195

Estimated future amortization expense of definite-lived intangible assets	$6,935

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Note 5—Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASU 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

∎	Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

∎

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

∎	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets carried at fair value and measured on a recurring basis as of December 31, 2020 (Successor) are classified in the hierarchy as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$286	$286	$–	$–

Total cash equivalents	286	286	–	–

Available-for-sale investments
U.S. corporate debt securities	858	–	858	–
Foreign corporate debt securities	953	–	953	–

Total available-for-sale investments	1,811	–	1,811	–

Total financial assets carried at fair value	$2,097	$286	$1,811	$–

Financial assets carried at fair value and measured on a recurring basis as of December 31, 2019 (Successor) are classified in the hierarchy as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$24	$24	$–	$–

Total cash equivalents	24	24	–	–

Available-for-sale investments
U.S. treasury bills and government agency obligations	800	800	–	–
U.S. corporate debt securities	3,343	–	3,343	–
Foreign corporate debt securities	1,389	–	1,389	–

Total available-for-sale investments	5,532	800	4,732

Total financial assets carried at fair value	$5,556	$824	$4,732	$–

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Teknova has not transferred any investment securities between the three levels of the fair value hierarchy. Money market funds are included in cash and cash equivalents in the balance sheets. Available-for-sale investments are included in short-term investments—marketable securities in the balance sheets.

Teknova classifies investments in money market funds and U.S. treasury bills and government agency obligations within Level 1 as the prices are available from quoted prices in active markets. The company’s investments in debt securities are classified as Level 2. Investments in U.S. corporate debt securities are valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads, and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active. Investments in foreign corporate securities are valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

As of December 31, 2020 (Successor), short-term investments included $1.8 million of available-for-sale securities with contractual maturities less than one year. As of December 31, 2019 (Successor), short-term investments included $4.3 million of available-for-sale securities with contractual maturities less than one year and $1.2 million of available-for-sale securities with contractual maturities greater than one year but less than two years.

Unrealized gains and losses associated with the investments are reported in accumulated other comprehensive income. For the 2020 Successor Period and the 2019 Successor Period, the company recorded an insignificant amount in net unrealized gains associated with the short-term investments though other comprehensive income on the accompanying financial statements. The company had no unrealized gains and losses for the period from 2019 Predecessor Period.

Realized gains and losses associated with investments, if any, are reported in other expense, net. Teknova recognized an insignificant amount in realized losses for the 2020 Successor Period and the 2019 Successor Period. The company did not recognize any realized gains or losses during the period from 2019 Predecessor Period.

Note 6—Inventories, Net

Inventories consist of the following (in thousands):

	2020 Successor Period	2019 Successor Period
	As of December 31, 2020	As of December 31, 2019
Finished goods, net	$2,093	$1,888
Work in process	137	14
Raw materials, net	1,352	664

Total inventories, net	$3,582	$2,566

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Note 7—Property, Plant and Equipment, Net

Property, plant and equipment consist of the following (in thousands):

	2020 Successor Period	2019 Successor Period
	As of December 31, 2020	As of December 31, 2019
Machinery and equipment	$6,084	$2,238
Office furniture and equipment	315	263
Vehicles	128	128
Leasehold improvements	2,442	1,391

	8,969	4,020
Less—Accumulated depreciation	(995)	(223)

	7,974	3,796
Construction in progress	2,034	1,653

Total property, plant and equipment, net	$10,008	$5,450

Depreciation expense related to property, plant and equipment recorded during the 2020 Successor Period and the 2019 Successor Period was approximately $0.9 million and $0.5 million. Depreciation expense related to property, plant and equipment recorded during the 2019 Predecessor Period was insignificant.

Note 8—Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

	2020 Successor Period	2019 Successor Period
	As of December 31, 2020	As of December 31, 2019
Payroll-related	$1,482	$3,019
Indemnity holdback	–	1,554
Other	845	194

Total current accrued liabilities	$2,327	$4,767

Note 9—Long-Term Debt, Current Portion

On July 1, 2004, Teknova received a loan in the amount of $1.0 million. Under the loan agreement, the company initially made a monthly payment of principal and interest in the amount of $5.0 thousand after which the payment increased to $15.0 thousand per month as the company had available resources to pay off any remaining principal and deferred interest. Pursuant to an agreement effective January 1, 2018, the annual interest rate was changed from 5.00% to 4.38% and the monthly payment was increased to $15.0 thousand. As of December 31, 2019 (Successor), the remaining balance owed was $45.0 thousand and is included in the current portion of the long-term debt.

As of December 31, 2019 (Successor), the future minimum principal payments on long-term debt was $45.0 thousand. During the 2020 Successor Period, the remaining principal balance of $45.0 thousand was paid in full, and no amounts remain outstanding as of December 31, 2020 (Successor).

Note 10—Convertible and Redeemable Preferred Stock

The company entered into the THP Transaction on January 14, 2019, issuing 9,342,092 shares the company’s Series A preferred stock, at $0.00001 par value per share, for a purchase price of

ALPHA TEKNOVA, INC.

Notes to Financial Statements

$3.8469196 per share and raised approximately $35.9 million in gross proceeds. Issuance costs associated with the THP Transaction were approximately $0.3 million.

As of December 31, 2020 (Successor), Series A preferred stock consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, net of Issuance Cost
Series A preferred stock	9,600,000	9,342,092	$41,586	$35,638

As of December 31, 2019 (Successor), Series A preferred stock consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, net of Issuance Cost
Series A preferred stock	9,600,000	9,342,092	$38,711	$35,638

As of December 31, 2020 (Successor), the Series A preferred stock had the followings rights and privileges:

Voting

Each holder of shares of Series A preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A preferred stock held by such holder are convertible. The holders of shares of Series A preferred stock shall be entitled to vote on all matters on which the common stockholders are entitled to vote.

The holders of shares of Series A preferred stock are also entitled to elect three directors to the board. Additionally, there are certain matters that require approval of a majority of the holders of shares of Series A preferred stock.

Redemption and Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Teknova’s shares of Series A preferred stock then outstanding shall be entitled to be paid out of the assets of the company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A preferred stock then-outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of shares of common stock, an amount per share equal to the greater of (i) the applicable original issue price per share, plus any declared but unpaid dividends, or (ii) an amount per share as would have been payable had all the shares of Series A preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the “Series A Liquidation Amount”). In the event the company has insufficient assets to pay the holders of shares of Series A preferred stock the full liquidation preference, the holders of shares of Series A preferred stock would be paid ratably in proportion to the full amounts to which they would otherwise be entitled.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares

ALPHA TEKNOVA, INC.

Notes to Financial Statements

of Series A preferred stock, the remaining assets of the company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A preferred stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of shares of at least a majority of the outstanding shares of Series A preferred stock voting as a single class on an as-converted basis (the “Requisite Holders”) elect otherwise: (i) a merger or consolidation in which the shares of capital stock of the company outstanding immediately prior to such merger or consolidation do not continue to represent immediately following such merger or consolidation at least a majority, by voting power, of the outstanding capital stock of the surviving or resulting corporation or the parent corporation that wholly owns the surviving or resulting corporation, or (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the company and its subsidiaries (other than to a wholly-owned subsidiary of the company).

“Available Proceeds” refers to consideration received by the company for a Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the board of directors), together with any other assets of the company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

Dividend

The holders of shares of Series A preferred stock are entitled to receive cumulative dividends (the “Series A Accruing Dividends”) at a rate of 8% per annum based on the Series A preferred stock issuance price of $3.8469196 per share of Series A preferred stock issued and outstanding, subject to appropriate adjustments for any stock dividends, stock splits, combinations, recapitalizations, or the like. Dividends are due and payable only upon a Deemed Liquidation Event. In the event of a dividend declared on undistributed earnings, the preferred stockholders would participate in the dividend equally along with common stockholders. The preferred shares participate equally with common stockholders on earnings, but do not participate in losses.

After payment of dividends under a deemed liquidation event to the holders of shares of the Series A preferred stock, any additional dividends shall be distributed among all holders of shares of the company’s common stock and Series A preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Series A preferred stock were converted to common stock.

In the event any shares of Series A preferred stock are converted into common stock prior to a Deemed Liquidation Transaction, then such shares will not be entitled to receive any Series A Accruing Dividends.

Optional Conversion

Each share of Series A preferred stock shall be convertible at any time at the option of the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price for Series A preferred stock by the conversion price in effect at the time of conversion. The Series A conversion price is initially set at $3.8469196.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Mandatory Conversion

All outstanding shares of Series A preferred stock shall automatically be converted into shares of common stock, at the then-effective conversion rate upon either (i) the closing of the sale of shares of common stock to the public at a price of at least $11.5407588 per share (as adjusted for any stock dividends, stock splits, combinations, recapitalizations, or the like), in a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in proceeds to the company of at least $50.0 million, net of the underwriting discount and commissions, and in connection with such offering the common stock is listed for trading on a stock exchange or marketplace approved the board of directors, including the approval of at least one Series A Director, as defined in the Series A Stock Purchase Agreement, dated January 14, 2019, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of shares of at least a majority of the outstanding shares of Series A preferred stock voting as a single class on an as-converted basis.

Conversion Price Adjustments

The conversion price per share of Series A preferred stock will be reduced if the company issues any additional shares of common stock without consideration or for consideration per share less than the Series A preferred stock conversion price in effect.

Classification

As a Deemed Liquidation Event can result in repurchase of the Series A preferred stock, and the board of directors of Teknova is controlled by the Series A holders, the Series A preferred stock is redeemable contingent upon the occurrence of an event that is not currently probable. Accordingly, the company has presented the Series A preferred stock outside of permanent equity as mezzanine equity. The Series A preferred stock has been recorded at its issuance date fair value of the net proceeds raised through the issuance of Series A preferred stock. The Series A preferred stock does not require subsequent measurement until the Series A preferred stock is probable to become redeemable.

Note 11—Common Stock

As of December 31, 2020 (Successor), the company has 30,000,000 authorized shares of common stock with a par value of $0.00001 per share. As of December 31, 2020 (Successor), there were 1,920,000 shares of common stock issued and outstanding. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A preferred stock.

In connection with the THP Transaction, the company repurchased 5,000,000 shares of its common stock and 1,890,000 options to purchase its common stock pursuant to stock repurchase agreements, dated as of January 14, 2019, for $3.8469 per share.

Common stock reserved for future issuance

As of December 31, 2020 (Successor), the company has reserved 171,863 shares and 650,526 shares of common stock for issuance to officers, directors, employees and consultants of the company pursuant to its 2016 Stock Plan and its 2020 Equity Incentive Plan, respectively. Additionally, the company shall, at all times when the Series A preferred stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A preferred stock, such number of its duly authorized shares of common stock as shall be sufficient to effect the conversion of all outstanding Series A preferred stock.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Note 12—Stock-Based Compensation

2016 Stock Plan

Certain employees, directors and consultants to the company have been granted options to purchase common shares under the 2016 Stock Plan and related agreements. The 2016 Stock Plan authorizes options to be granted in the form of Incentive Stock Options (“ISO”) or Nonstatutory Stock Options (“NSO”). As of December 31, 2020 (Successor), 171,863 shares of common stock are authorized to be issued under the 2016 Plan.

Teknova granted time-based and performance-based options for a term of ten years under the 2016 Plan. Time-based options vest over a four-year period with a one-year cliff. The company recognizes compensation expense for stock options over the vesting period. Forfeitures are recognized as incurred. Prior to the execution of the THP Transaction, 2,107,828 time-based options were fully vested. The remaining 792,172 unvested time-based options accelerated and became fully vested immediately upon the execution of the THP Transaction. The company repurchased 1,890,000 common stock options pursuant to the THP Transaction for $3.8469 per share. The company granted 151,863 performance-based options that vest upon a change of control, which excludes the THP Transaction.

When the 2020 Equity Incentive Plan became effective, no additional stock awards were granted under the 2016 Plan, although all outstanding stock awards granted under the 2016 Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2016 Plan.

The following table summarizes the activity under the 2016 Stock Plan for the indicated periods (in thousands, except share and per share data):

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 1, 2019	2,900,000	$0.30	7.98	$10,266
Granted	151,863	0.85	–	–
Exercised	(900,000)	0.30	–	–
Cancelled or forfeited	(1,980,000)	0.30	–	–

Balance at December 31, 2019	171,863	0.79	8.80	525
Granted	–	–	–	–
Exercised	–	–	–	–
Cancelled or forfeited	–	–	–	–

Balance at December 31, 2020	171,863	0.79	7.80	525

Exercisable at December 31, 2020	20,000	$0.30	5.98	$71

Vested and expected to vest at December 31, 2020	20,000	$0.30	5.98	$71

The stock-based employee compensation expense recorded for awards under the stock option plans was approximately $0.1 million for the 2019 Predecessor Period and is recorded in general and administrative expenses in the accompanying financial statements. There was no stock-based employee compensation expense recorded in the 2019 Successor Period as options outstanding were

ALPHA TEKNOVA, INC.

Notes to Financial Statements

performance-based and the performance condition was not probable. As of December 31, 2020 (Successor), unrecognized stock compensation expense was $0.5 million.

2020 Equity Incentive Plan

Teknova’s board of directors and its stockholders approved the 2020 Plan, which reserved 1,677,077 shares of common stock for issuance thereunder.

The company granted time-based and performance-based options for a term of ten years under the 2020 Plan. The time-based options vest over a four-year period. Options to purchase common stock are granted with an exercise price equal to the fair market value of the company’s stock on the day of grant. The company recognizes compensation expense for stock options over the vesting period. Forfeitures are recognized as incurred. Performance-based options vest upon the meeting of certain expectations based on pre-established goals for growth in revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Activity from January 1, 2020 through December 31, 2020 was as follows (in thousands, except share and per share data):

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 1, 2020	–	$–	–	$–
Granted	1,026,551	1.96	–	–
Exercised	–	–	–	–
Cancelled or forfeited	–	–	–	–

Balance at December 31, 2020	1,026,551	1.96	9.75	8,463

Exercisable at December 31, 2020	123,610	$1.57	9.75	$1,067

Vested and expected to vest at December 31, 2020	123,610	$1.57	9.75	$1,067

The stock-based employee compensation expense recorded for awards under the stock option plans was approximately $0.3 million for the 2020 Successor Period and is recorded in general and administrative expenses in the accompanying financial statements. Unrecognized compensation expense related to stock options was $2.7 million at December 31, 2020 (Successor), which is expected to be recognized as expense over the weighted-average period of 2.9 years.

Teknova uses the Black-Scholes option-pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the company to make assumptions and judgments about the variables used in the calculation, including the expected term, expected volatility and fair value of the company’s common stock, and an assumed risk-free interest rate. The assumptions used in the Black-Scholes option-pricing model were determined as follows:

Volatility. Since the company is not a publicly traded entity and therefore has limited historical data on volatility of its stock, expected volatility is based on the volatility of the stock of similar publicly traded entities. In evaluating similarity, the company considered factors such as industry, stage of life cycle, size, and financial leverage.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Fair value of underlying common stock. Because the company’s common stock is not yet publicly traded, the company must estimate the fair value of common stock. Management considers numerous objective and subjective factors to determine the fair value of the company’s common stock. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the company’s common stock; (ii) the prices, rights, preferences, and privileges of the company’s convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions; and (vii) precedent transactions involving the company’s shares.

Risk-free interest rate. The risk-free rate that the company uses is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected life. As the company does not have sufficient historical exercise activity to estimate expected life, the expected life of options granted was determined using the “simplified” method, as illustrated in the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 107, as amended by SAB No. 110. Under this approach, the expected term is presumed to be the average of the weighted average vesting term and the contractual term of the option.

Dividend yield. Teknova has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Therefore, the company used an expected dividend yield of zero.

The weighted average assumptions used in the Black-Scholes option-pricing model are as follows:

	2020 Successor Period	2019 Successor Period
	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Estimated dividend yield	–%	–%
Weighted-average expected stock price volatility	36.13%	27.03%
Weighted-average risk-free interest rate	0.45%	2.23%
Expected term of options (in years)	6.25	6.25
Weighted-average fair value of common stock	$4.84	$0.30
Weighted-average fair value per option	$3.15	$0.10

Note 13—Net Income (Loss) Per Share Attributable to Common Stockholders

Basic and diluted net income (loss) per share is computed using the two-class method when it has issued shared that meet the definition of participating securities. Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and convertible preferred stock. For periods of net loss, basic and diluted earnings per share are the same as the effect of the assumed exercise of stock options and convertible preferred stock is anti-dilutive.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the 2020 Successor Period, the 2019 Successor Period and the 2019 Predecessor Period (in thousands, except share and per share data):

	2020 and 2019 Successor Period		2019 Predecessor Period
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Net income (loss) attributable to stockholders	$3,570	$(1,305)	$(135)
Undistributed income attributable to preferred stockholders	(2,962)	–	–

Net income (loss) attributable to common stockholders	$608	$(1,305)	$(135)

Basic weighted-average common stock outstanding	1,920,000	1,879,294	6,080,714
Weighted-average effect of potentially dilutive securities:
Stock options	450,827	–	–
Convertible Series A preferred stock	9,342,092	–	–

Dilutive weighted-average common stock	11,712,919	1,879,294	6,080,714

Earnings per share attributable to common stockholders:
Basic	$0.32	$(0.69)	$(0.02)
Diluted	$0.30	$(0.69)	$(0.02)

The following is a summary of the common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive:

	2020 and 2019 Successor Period		2019 Predecessor Period
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Stock options to purchase common stock	–	219,420	2,900,000
Convertible Series A preferred stock	–	9,342,092	–

Total	–	9,561,512	2,900,000

Note 14—Related Parties

The company has identified the following as related parties through common control: Meeches, LLC and Thomas E. Davis, LLC, as the entities are controlled by Ted Davis, Teknova’s founder and a current director and five percent stockholder of the company.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

The company leases certain real property and has a related party note receivable totaling approximately $0.5 million and $0.6 million as of December 31, 2020 (Successor) and 2019 (Successor), respectively, from Thomas E. Davis, LLC. The related party notes receivable are secured by a first priority Deed of Trust on the leased property and bears interest at 6% per annum, and interest payments are received monthly. The principal balance is payable in one payment and had an original maturity date of July 1, 2019, which was extended by the company to July 1, 2020. On June 16, 2020 the company executed an additional amendment to the note receivable to extend the maturity date to July 1, 2021. On March 31, 2021 the $0.5 million note receivable was paid in full.

The company leases certain real property from Meeches, LLC and does not have any outstanding balances owed to Meeches LLC.

Note 15—Commitments and Contingencies

Obligations under Operating Leases

The company has various non-cancelable operating leases for buildings and land for office and manufacturing space in Hollister, California. The leases have a lease term with varying expiration dates, which represent the non-cancelable periods of the leases and include extension options.

The lease agreement with Thomas E Davis, LLC, a related party (see “Note 14—Related Parties”) commenced in March 2017, with a payment of $5.0 thousand a month and a one-year term. The company has the option to extend the term of the lease for two additional separate, successive terms of one year each, following the expiration of the initial term of the lease. The company must give notice of exercise of at least ninety days prior to the commencement of the option term. The company entered into a lease extension in June 2020 and extended the lease term until June 2021.

The lease agreement with Meeches, LLC, a related party (see “Note 14—Related Parties”) commenced in September 2019, with a payment of $20.0 thousand a month and a five-year term.

Rent expense for the 2020 Successor Period and the 2019 Successor Period was $1.2 million and $0.8 million, respectively. Rent expense during the 2019 Predecessor Period was insignificant.

Future minimum lease payments with unrelated and related parties as of the end of the 2020 Successor Period are as follows (in thousands):

	Unrelated	Related	Total
2021	$1,384	$285	$1,669
2022	1,468	267	1,735
2023	1,498	279	1,777
2024	1,537	191	1,728
2025	1,060	–	1,060
2026 and thereafter	–	–	–

Total future minimum lease payments	$6,947	$1,022	$7,969

Litigation

Teknova’s industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, the company may be subject to various legal proceedings from time to time. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the company because of defense and settlement costs, diversion of management resources, and other factors. Any current litigation is considered immaterial and counter claims have been assessed as remote.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Note 16—Income Taxes

Teknova’s provision for (benefit from) income taxes consists of the following for the following periods (in thousands):

	2020 and 2019 Successor Period		2019 Predecessor Period
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Current:
Federal	$(1,196)	$(21)	$(91)
State	262	(17)	3

Total current	(934)	(38)	(88)

Deferred:
Federal	1,953	(361)	(2,000)
State	136	(96)	(513)

Total deferred	2,090	(457)	(2,513)

Income tax expense (benefit)	$1,156	$(495)	$(2,601)

A reconciliation of the statutory tax rate to the company’s effective tax rate is as follows:

	2020 and 2019 Successor Period		2019 Predecessor Period
	For the Year Ended December 31, 2020	For the Period from January 14, 2019 through December 31, 2019	For the Period from January 1, 2019 through January 13, 2019
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income tax rate	7.0	6.1	5.3
Permanent items	(0.2)	0.5	(1.0)
Stock compensation	1.7	–	(0.7)
Repurchase of cancelled options	–	–	67.2
CARES Act	(4.7)	–	–
Other	(0.3)	(0.1)	3.4

Effective tax rate	24.5%	27.5%	95.2%

ALPHA TEKNOVA, INC.

Notes to Financial Statements

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled. The company’s component of net deferred tax liability and assets consists of the following as of the end of the 2020 Successor Period and the 2019 Successor Period (in thousands):

	2020 Successor Period	2019 Successor Period
	As of December 31, 2020	As of December 31, 2019
Deferred tax asset
Net operating loss	$692	$1,720
Accrued compensation	214	617
Stock compensation	–	113
Tax credit carryforwards	53	–
Accruals and other	88	38

Total deferred tax asset	1,047	2,488

Deferred tax liability
Fixed assets	(1,746)	(852)
Intangibles	(5,291)	(5,536)

Total deferred tax liability	(7,037)	(6,388)

Valuation allowance	–	–

Net deferred tax liability	$(5,990)	$(3,900)

As of the end of December 31, 2020 (Successor), Teknova has federal and state net operating loss (“NOL”) carryforwards of $2.0 million and $4.1 million, respectively. The federal NOL carryforwards will carryforward indefinitely but are subject to an 80% taxable income limitation. The state NOL carryforwards begin to expire in 2039. As of December 31, 2020 (Successor), the Company has federal research and development tax credit carryforwards that are insignificant and will begin to expire in 2035. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, as well as similar state tax provisions. This could limit the amount of NOLs and tax credits that the company can utilize annually to offset future taxable income or tax liabilities.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act, among other things, includes changes to the tax provisions that benefits business entities and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act, including, permitting NOLs, carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As a result, the company’s effective tax rate includes an income tax benefit related to the anticipated refunds from tax losses generated during 2019 that are permitted to be carried back to certain years when the U.S. federal income tax rate was 34%.

ALPHA TEKNOVA, INC.

Notes to Financial Statements

On June 29, 2020, the California legislature enacted California Assembly Bill 85 (AB 85), which suspends the use of California NOLs and limits the use of California research tax credits for tax years beginning in 2020 and before 2023. The company’s 2020 state income tax has increased as a result of restrictions on the utilization of tax attributes.

The Company had no unrecognized tax benefits at December 31, 2020 (Successor) and 2019 (Successor). In connection with FASB’s Accounting for Uncertainty in Income Taxes, the company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The company does not expect to recognize any unrecognized tax benefits over the next twelve months. Consequently, the company has not accrued interest or penalties related to uncertain tax positions as of the end of December 31, 2020 (Successor) or 2019 (Successor).

Teknova files income tax returns in the U.S. federal jurisdiction and various states. The company is no longer subject to U.S. federal income tax examinations for tax years prior to 2017. The company is no longer subject to state income tax examinations for tax years prior to 2016. The company is currently not under examination by the Internal Revenue Service or any other taxing authorities.

Note 17—Subsequent Events

Teknova has evaluated all events occurring from January 1, 2021 through April 2, 2021, the date the financial statements were available to be issued.

On March 26, 2021, the company entered into a Credit Agreement (“Credit Agreement”) with MidCap Financial Funding (MidCap Financial Services, LLC, as servicer for MidCap Financial Trust), as an administrative agent, and such other banks and financial institutions as may be arranged by MidCap Financial Funding. The Credit Agreement provides for a $27.0 million credit facility consisting of a $22.0 million senior, secured term loan (the “Term Loan”), and a $5.0 million working capital facility. The Term Loan is staged such that $12.0 million is available immediately, an additional $5.0 million is available on September 30, 2021, and $5.0 million is available in 2022, but such final borrowing is contingent upon achieving revenue and EBITDA targets (as defined in the Credit Agreement). The interest on the Term Loan is based on the annual rate of one-month London Inter-Bank Offered Rate (LIBOR) plus 6.45%, subject to a LIBOR floor of 1.50%. The Credit Agreement contains a financial covenant based upon trailing twelve months of net revenue, including requirement of $32.0 million in the twelve months ended December 31, 2021. The outstanding balance on the credit facility will be due in full on March 1, 2026.

ALPHA TEKNOVA, INC.

Condensed Balance Sheets

(in thousands, except share and per share data)

	As of March 31, 2021	As of December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,466	$3,315
Short-term investments - marketable securities	–	1,811
Accounts receivable, net of allowance for doubtful accounts of $111 thousand (unaudited) and $23 thousand	4,197	4,623
Inventories	3,879	3,582
Income taxes receivable	1,594	1,417
Prepaid expenses and other current assets	2,247	1,137
Related party notes receivable	–	529

Total current assets	26,383	16,414
Property, plant and equipment, net	13,526	10,008
Goodwill	16,613	16,613
Intangible assets, net	19,565	19,852
Other non-current assets	33	24

Total assets	$76,120	$62,911

LIABILITIES, CONVERTIBLE AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,918	$1,635
Accrued liabilities	3,174	2,327

Total current liabilities	6,092	3,962
Deferred tax liabilities	5,825	5,990
Other accrued liabilities	331	350
Long term debt	11,736	–
Deferred rent	210	204

Total liabilities	$24,194	$10,506

Commitments and contingencies (See “Note 15—Commitments and Contingencies.”)
Series A convertible and redeemable preferred stock, $0.00001 par value, 9,600,000 shares authorized, 9,342,092 shares issued and outstanding at March 31, 2021 (unaudited) and December 31, 2020; aggregate liquidation preference of $42,305 thousand and $41,586 thousand as of March 31, 2021 (unaudited) and December 31, 2020, respectively	35,638	35,638
Stockholders’ equity:
Common stock, $0.00001 par value, 30,000,000 shares authorized, 1,920,000 shares issued and outstanding at March 31, 2021 (unaudited) and December 31, 2020, respectively	–	–
Additional paid-in capital	14,678	14,495
Retained earnings	1,610	2,265
Accumulated other comprehensive income	–	7

Total stockholders’ equity	16,288	16,767

Total liabilities, convertible and redeemable preferred stock and stockholders’ equity	$76,120	$62,911

The accompanying notes are an integral part of these interim condensed financial statements.

ALPHA TEKNOVA, INC.

Condensed Statements of Operations and Comprehensive Income (Loss)

(in thousands, except share and per share data)

	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
Revenue	$9,078	$6,112
Cost of sales	4,053	2,483

Gross profit	5,025	3,629
Operating expenses:
Research and development	700	326
Sales and marketing	705	349
General and administrative	4,161	1,655
Amortization of intangible assets	287	287

Total operating expenses	5,853	2,617

(Loss) income from operations	(828)	1,012
Other income (expenses), net
Interest income	7	32
Other income (expense), net	1	(21)

Total other income, net	8	11

(Loss) income before income taxes	(820)	1,023
(Benefit from) provision for income taxes	(165)	75

Net (loss) income	(655)	948

Change in unrealized loss on available-for-sale securities, net of tax	(7)	(34)

Comprehensive (loss) income	$(648)	$914

Net (loss) income available to common stockholders
Net (loss) income	(655)	948
Less: undistributed income attributable to preferred stockholders	–	(787)

Net (loss) income attributable to common stockholders	$(655)	$161

Net (loss) income per share attributable to common stockholders
Basic	$(0.34)	$0.08
Diluted	$(0.34)	$0.08
Weighted average shares used in computing net (loss) income per share attributable to common stockholders
Basic	1,920,000	1,920,000
Diluted	1,920,000	1,940,000

The accompanying notes are an integral part of these interim condensed financial statements.

ALPHA TEKNOVA, INC.

Condensed Statements of Convertible and Redeemable Preferred Stock and Stockholders’ Equity

(in thousands, except share and per share data)

(unaudited)

	Convertible and Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	9,342,092	$35,638	1,920,000	$—	$14,195	$20	$(1,305)	$12,910
Unrealized loss on available-for-sale securities	—	—	—	—	—	(34)	—	(34)
Net income	—	—	—	—	—	—	948	948

Balance at March 31, 2020 (unaudited)	9,342,092	$35,638	1,920,000	$—	$14,195	(14)	(357)	13,824

Balance at December 31, 2020	9,342,092	$35,638	1,920,000	$—	$14,495	$7	$2,265	$16,767
Stock-based compensation	—	—	—	—	183	—	—	183
Unrealized loss on available-for-sale securities	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	(655)	(655)

Balance at March 31, 2021 (unaudited)	9,342,092	$35,638	1,920,000	$—	$14,678	$—	$1,610	$16,288

The accompanying notes are an integral part of these interim condensed financial statements.

ALPHA TEKNOVA, INC.

Condensed Statements of Cash Flows

(in thousands)

	For the Three Months Ended
	March 31, 2021	March 31, 2020
	(unaudited)
Operating activities:
Net (loss) income	$(655)	$948
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Bad debt expense	(88)	(5)
Depreciation and amortization	652	453
Stock-based compensation	183	—
Inventory reserve	(2)	—
Realized (gain) loss on marketable securities	(1)	16
Amortization of premium on marketable securities	(9)	4
Deferred taxes	(164)	1,215
Changes in operating assets and liabilities:
Accounts receivable	400	(900)
Inventories	(295)	(358)
Prepaid expenses and other assets	263	(1,186)
Accounts payable, accrued liabilities, and other current and noncurrent liabilities	2,111	(278)
Deferred rent	6	9

Cash provided by (used in) operating activities	2,401	(82)

Investing activities:
Purchase of property, plant and equipment	(3,884)	(359)
Proceeds from loan to related party	529	7
Purchase of short-term marketable securities	—	(1,786)
Proceeds on sales of short-term marketable securities	1,132	1,747
Proceeds from maturities of short-term marketable securities	695	1,775

Cash (used in) provided by investing activities	(1,528)	1,384

Financing activities:
Proceeds from long-term debt, net	11,889	—
Debt issuance costs	(153)	—
Repayment of long-term debt	—	(45)
Payment of costs related to an initial public offering	(1,458)	—

Cash provided by (used in) financing activities	10,278	(45)

Change in cash and cash equivalents	11,151	1,257
Cash and cash equivalents at beginning of period	3,315	4,144

Cash and cash equivalents at end of period	$14,466	$5,401

Supplemental cash flow disclosures:
Income taxes paid	$—	$—
Interest paid	$13	$10
Capitalized property, plant and equipment included in accounts payable	$673	$59
Deferred offering costs included in accrued liabilities and accounts payable	$1,425	$—

The accompanying notes are an integral part of these interim condensed financial statements.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

Note 1. Nature of the Business

The company was founded in 1996 and initially incorporated in California on May 30, 2000 under the name “eTeknova Inc.” On January 11, 2019, the company filed a certificate of merger and merged with and into Alpha Teknova, Inc., a Delaware corporation, which continued as the surviving entity bearing the corporate name of “Alpha Teknova, Inc.” (“Teknova”). Teknova provides critical reagents that enable the discovery, development, and production of biopharmaceutical products such as drug therapies, novel vaccines, and molecular diagnostics. Product offerings include pre-poured media plates for cell growth and cloning, liquid cell culture media and supplements for cellular expansion, and molecular biology reagents for sample manipulation, resuspension, and purification. Teknova supports customers spanning the life sciences market, including pharmaceutical and biotechnology companies, contract development and manufacturing organization, in vitro diagnostic franchises, and academic and government research institutions, with catalog and custom, made-to-order products.

Teknova manufactures its products at its Hollister, California headquarters and stocks inventory of raw materials, components, and finished goods at that location. The company ships products directly from its warehouses in Hollister, California and Mansfield, Massachusetts.

Teknova manufactures its products under Research Use Only or good manufacturing processes regulatory standards, the latter of which refers to a more stringent level of quality standards supported by additional levels of documentation, testing, and traceability. In 2017, Teknova achieved ISO 13485:2016 certification, enabling the company to manufacture products for use in diagnostic and therapeutic applications.

Note 2. Summary of Significant Accounting Policies

The condensed balances sheet at December 31, 2020 was derived from amounts included in the Company’s annual financial statements for the year ended December 31, 2020. Refer to Note 2, Summary of Significant Accounting Policies, within the annual financial statements presented elsewhere in this prospectus for the full list of our significant accounting policies. The details in those notes have not changed except as discussed below and as a result of normal adjustments in the interim periods.

Basis of Accounting and Presentation

The accompanying interim condensed financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted in accordance with such rules and regulations.

Unaudited Interim Condensed Financial Statements

The accompanying condensed balance sheet as of March 31, 2021, and condensed statements of operations and comprehensive income (loss), condensed statements of cash flows, and condensed statements of convertible and redeemable preferred stock and stockholders’ equity for the three months ended March 31, 2021 and 2020, are unaudited. The interim condensed financial statements have been prepared on a basis consistent with the audited annual financial statements as of and for the year ended December 31, 2020, and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2021, and the condensed results of its operations and comprehensive income (loss) and its cash flows for the three months ended March 31, 2021 and 2020.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

The financial data and other information disclosed in these notes related to the three months ended March 31, 2021 and 2020 are also unaudited. The condensed results of operations and comprehensive income (loss) for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other period.

Impact of COVID-19

In March 2020, the World Health Organization declared that the outbreak of COVID-19 was a global pandemic. Since Teknova’s business is categorized as part of the country’s critical infrastructure, the company was able to continue operations during the COVID-19 pandemic. During the first half of 2020, orders for Lab Essentials products declined because many research customers were required to close temporarily. Later in the year, Teknova developed and commercialized, and earned revenue on, sample transport medium for use in COVID-19 sample collection and transport. It is not possible to exactly predict the total impact of the global COVID-19 outbreak on the company’s future revenue or profitability, which will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the effectiveness of public policy, the potential emergence and spread of new virus variants, and the degree to which vaccination efforts are successful, among other factors.

Deferred Offering Costs

Deferred offering costs consist of direct incremental legal, accounting, and consulting fees relating to the Company’s proposed Initial Public Offering (the “IPO”). The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. As of March 31, 2021, there was $1.5 million of deferred offering costs capitalized in prepaid expenses and other current assets in the condensed balance sheets. There were no material deferred offering costs recorded as of December 31, 2020.

Debt Issuance Costs

Debt issuance costs represent legal, consulting, and other financial costs associated with debt financing and are presented on the balance sheets as a direct reduction from the carrying amount of the related debt instrument. Debt issuance costs on the term debt and revolving line of credit are amortized to interest expense over the term of the respective debt agreements.

Use of Estimates

The preparation of interim condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts of assets and liabilities, and disclosures of assets and liabilities, at the date of each financial statement, and the reported amount of revenues and expenses during the reporting period. The inputs into the company’s judgments and estimates consider the economic implications of COVID-19 on the company’s critical and significant accounting estimates, including those made in connection the valuation of goodwill and intangible assets, and income taxes. Actual results can differ from those estimates.

Concentration of Risk

Financial Instruments

Teknova’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company places its cash and cash equivalents with high-quality banking institutions. At times, the company’s cash and cash equivalent balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Teknova

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

has never experienced any losses related to its cash and cash equivalent balances. Teknova routinely communicates with its customers regarding payments and has a history of limited write-offs so, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Customers

For the three months ended March 31, 2021 and 2020, Teknova’s combined sales to its three largest customers accounted for approximately 29% and 39% of its total sales, respectively. Two of these customers, individually, represented 15% and 8% of total sales, respectively, for the three months ended March 31, 2021. The three customers also have combined accounts receivable balances as of March 31, 2021 and December 31, 2020 representing 35% and 25% of total receivables, respectively. Two of these customers are distributors representing a highly diversified customer base.

Suppliers

For the three months ended March 31, 2021 and 2020, purchases from two of Teknova’s suppliers accounted for 52% and 53%, of all of the company’s inventory purchases, respectively. The amounts due to Teknova’s largest supplier comprised approximately 13% and 20% of total accounts payable as of March 31, 2021 and December 31, 2020, respectively.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 842”). The new standard requires lessees to generally recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. The new standard is effective with respect to Teknova beginning January 1, 2022 on a modified retrospective basis, and early adoption is permitted. Teknova is evaluating the impact of the pending adoption of this standard on the interim condensed financial statements. Teknova expects that most of the operating lease commitments will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon adoption of ASU 842, which will increase the company’s total assets and total liabilities that are reported relative to such amounts prior to adoption.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 740”). ASU 740 removes certain exceptions to the general principles in ASU 740 and clarifies and amends certain guidance to promote consistent application. ASU 740 is effective for the company’s annual and interim periods beginning after December 15, 2021, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. Teknova is currently evaluating the impact the standard will have on its financial statements and does not anticipate the standard to have a significant impact.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses. The standard introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses and will apply to accounts receivable. The new guidance will be effective for Teknova’s annual and interim periods beginning after December 15, 2022. Teknova is currently evaluating the impact the standard will have on its financial statements and does not anticipate the standard to have a significant impact.

Note 3. Revenue Recognition

Teknova recognizes its revenue from the sale of ready-to-use pre-poured media plates and broths for growth of bacterial, yeast and microbiological applications, and buffers and reagents for purification

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

and analysis of proteins, DNA and mRNA. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. All of Teknova’s contracts with customers contain a single performance obligation, delivery of consumable products (e.g., media plates, broths, buffers, reagents, etc.). Accordingly, the company recognizes revenue at a point in time when control of the products has been transferred to the customers, which is at the time of shipment. Revenue is recognized in an amount that reflects the consideration Teknova expects to be entitled to receive in exchange for the products. Sales and other similar taxes collected from customers on behalf of third parties are excluded from the sale price of the products.

Teknova records shipping and handling costs charged to customers as revenue. Shipping and handling charges are included in general and administrative expenses as revenue is recognized. Shipping and handling charges for the three months ended March 31, 2021 and 2020 were approximately $0.2 million and $0.3 million, respectively. Costs incurred to obtain contracts with customers are expensed immediately because the amortization period for such costs is one year or less.

Teknova does not offer warranties on products.

ASU 606 requires an entity to estimate the amount of variable consideration to which the entity will be entitled, in exchange for transferring the promised goods to a customer of a contract. Occasionally, Teknova offers rebates, discounts, and returns on its products, however, returns and refunds are an extremely rare occurrence and are not explicitly or implicitly part of the purchase order. The company records rebates, discounts, and returns at the time in which they occur. The difference between recording these as they occur and estimating the amount of consideration in exchange for the transfer of promised goods would not have a material impact on the interim condensed financial statements.

Teknova’s sales are made directly to customers or through distributors, generally under agreements with payment terms typically shorter than 90 days and, in no case, exceeding one year. Therefore, Teknova’s contracts do contain a significant financing component.

Contract Balances

Teknova’s accounts receivable, net, includes amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Teknova maintains an allowance for doubtful accounts to provide for an estimated amount of receivables that will not be collected.

Disaggregation of Revenue

Teknova’s revenue, disaggregated by product category was as follows (in thousands):

	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
Lab Essentials	$6,790	$5,249
Clinical Solutions	1,071	579
Sample Transport	924	–
Other	293	284

Total Revenue	$9,078	$6,112

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

Teknova’s revenue, disaggregated by geographic region was as follows (in thousands):

	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
United States	$8,715	$5,821
International	363	291

Total Revenue	$9,078	$6,112

Note 4. Goodwill and Intangible Assets, Net

Goodwill and intangible assets relate to the application of pushdown accounting associated with the THP Transaction.

There were no changes in the carrying amount of goodwill during the three months ended March 31, 2021 and 2020.

The following is a summary of intangible assets with definite and indefinite lives (in thousands):

	Balance at March 31, 2021 (unaudited)			Balance at December 31, 2020
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Definite Lived:
Customer relationships	$9,180	$2,534	$6,646	$9,180	$2,247	$6,933
Indefinite Lived:
Tradename	12,919	–	12,919	12,919	–	12,919

Total intangible assets	$22,099	$2,534	$19,565	$22,099	$2,247	$19,852

For the three months ended March 31, 2021 and 2020 amortization expense was approximately $0.3 million in each period, respectively.

As of March 31, 2021, the remaining weighted-average useful life of definite lived intangible assets is 5.8 years. The estimated future amortization expense of intangible assets with definite lives is as follows (in thousands):

Amount
(unaudited)
Remainder of 2021	$861
2022	1,148
2023	1,148
2024	1,148
2025	1,148
2026 and thereafter	1,193

Estimated future amortization expense of definite-lived intangible assets	$6,646

Note 5. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASU 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

∎	Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

∎

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

∎	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There are no financial instruments measured at fair value as of March 31, 2021.

Financial assets carried at fair value and measured on a recurring basis as of December 31, 2020 are classified in the hierarchy as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$286	$286	$–	$–

Total cash equivalents	286	286	–	–

Available-for-sale investments
U.S. corporate debt securities	858	–	858	–
Foreign corporate debt securities	953	–	953	–

Total available-for-sale investments	1,811	–	1,811	–

Total financial assets carried at fair value	$2,097	$286	$1,811	$–

Teknova has not transferred any investment securities between the three levels of the fair value hierarchy. Money market funds are included in cash and cash equivalents in the condensed balance sheets. Available-for-sale investments are included in short-term investments – marketable securities in the condensed balance sheets.

Teknova classifies investments in money market funds and U.S. treasury bills and government agency obligations within Level 1 as the prices are available from quoted prices in active markets. The company’s investments in debt securities are classified as Level 2. Investments in U.S. corporate debt securities are valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads, and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active. Investments in foreign corporate securities are valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

As of March 31, 2021 the Company does not hold any short-term investments. As of December 31, 2020 short-term investments included $1.8 million of available-for-sale securities with contractual maturities less than one year.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

Unrealized gains and losses associated with the investments are reported in accumulated other comprehensive income. For the three months ended March 31, 2021 and 2020, the company recorded an insignificant amount in net unrealized gains/(losses) associated with the short-term investments through other comprehensive income on the accompanying interim condensed financial statements.

Realized gains and losses associated with investments, if any, are reported in other income (expense), net. Teknova recognized an insignificant amount in realized losses for the three months ended March 31, 2021 and 2020.

Note 6. Inventories, Net

Inventories consist of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
	(unaudited)
Finished goods, net	$2,333	$2,093
Work in process	78	137
Raw materials, net	1,468	1,352

Total inventories, net	$3,879	$3,582

Note 7. Property, Plant and Equipment, Net

Property, plant and equipment consist of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
	(unaudited)
Machinery and equipment	$6,845	$6,084
Office furniture and equipment	422	315
Vehicles	70	128
Leasehold improvements	2,530	2,442

	9,867	8,969
Less—Accumulated depreciation	(1,302)	(995)

	8,565	7,974
Construction in progress	4,961	2,034

Total property, plant and equipment, net	$13,526	$10,008

Depreciation expense related to property, plant and equipment recorded during the three months ended March 31, 2021 and 2020 was approximately $0.4 million and $0.2 million, respectively.

Note 8. Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
	(unaudited)
Payroll-related	$1,269	$1,482
Other	1,905	845

Total current accrued liabilities	$3,174	2,327

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

Note 9. Long-Term Debt

On March 26, 2021, the company entered into a Credit Agreement (“Credit Agreement”) with MidCap Financial Funding (MidCap Financial Services, LLC, as servicer for MidCap Financial Trust), as an administrative agent, and such other banks and financial institutions as may be arranged by MidCap Financial Funding. The Credit Agreement provides for a $27.0 million credit facility consisting of a $22.0 million senior, secured term loan (the “Term Loan”), and a $5.0 million working capital facility. The Term Loan is staged such that $12.0 million is available immediately, an additional $5.0 million is available on September 30, 2021, and $5.0 million is available in 2022, but such final borrowing is contingent upon achieving trailing twelve months of net revenue of $37.0 million if the proposed funding date is on or after January 1, 2022 and before July 1, 2022 or $38.5 million if the proposed funding date is on or after July 1, 2022 and on or before September 30, 2022 and EBITDA targets (as defined in the Credit Agreement). Borrowings on the working capital facility are limited to a borrowing base calculation and initial borrowing is subject to completion of an initial field exam with respect to such borrowing base assets. The interest on the Term Loan is based on the annual rate of one-month London Inter-Bank Offered Rate (LIBOR) plus 6.45%, subject to a LIBOR floor of 1.50%. If any advance under the Term Loan is prepaid at any time, the prepayment fee is based on the amount being prepaid and an applicable percentage amount, such as 3%, 2%, or 1%, based on the date the prepayment is made after the closing date of the Term Loan. The Credit Agreement contains a financial covenant based upon a trailing twelve months of net revenue, including a requirement of $32.0 million in the twelve months ending December 31, 2021. As of March 31, 2021, the Company was in compliance with these requirements. The outstanding balance on the credit facility will be due in full on March 1, 2026. At the end of the term loan, the Company will pay an exit fee of $0.6 million, which represents 5% of the $12.0 million in borrowings made available immediately on March 26, 2021. Such fee is being accreted to interest expense over the life of the Term Loan. The Company incurred $0.3 million of debt issuance costs which are recorded in long-term debt, net of current portion in the condensed balance sheets.

On March 26, 2021, the Company drew the full $12.0 million of the Term Loan available. As of March 31, 2021, the outstanding long term debt, net of debt issuance costs is $11.7 million and is presented as long term debt on the condensed balance sheets.

At March 31, 2021, the scheduled maturities, of the Term Loan were as follows (in thousands):

Amount
(unaudited)
Remainder of 2021	$–
2022	–
2023	–
2024	4,500
2025	6,000
2026	1,500

Total	$12,000

Note 10. Convertible and Redeemable Preferred Stock

The company entered into the THP Transaction on January 14, 2019, issuing 9,342,092 shares the company’s Series A preferred stock, at $0.00001 par value per share, for a purchase price of $3.8469196 per share and raised approximately $35.9 million in gross proceeds. Issuance costs associated with the THP Transaction were approximately $0.3 million.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

As of March 31, 2021 Series A preferred stock consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, net of Issuance Cost
	(unaudited)
Series A preferred stock	9,600,000	9,342,092	$42,305	$35,638

As of December 31, 2020 Series A preferred stock consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, net of Issuance Cost
Series A preferred stock	9,600,000	9,342,092	$41,586	$35,638

Note 11. Common Stock

As of March 31, 2021 and December 31, 2020, the company has 30,000,000 authorized shares of common stock with a par value of $0.00001 per share. As of March 31, 2021 and December 31, 2020, there were 1,920,000 shares of common stock issued and outstanding. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A preferred stock.

Common stock reserved for future issuance

As of March 31, 2021 and December 31, 2020, the company has reserved 171,863 shares of common stock pursuant to its 2016 Stock Plan, and 550,526 and 650,526 shares of common stock pursuant to its 2020 Equity Incentive Plan, respectively, for issuance to officers, directors, employees and consultants of the company. Additionally, the company shall, at all times when the Series A preferred stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A preferred stock, such number of its duly authorized shares of common stock as shall be sufficient to effect the conversion of all outstanding Series A preferred stock.

Note 12. Stock-Based Compensation

2016 Stock Plan

Certain employees, directors and consultants to the company have been granted options to purchase common shares under the 2016 Stock Plan and related agreements. The 2016 Stock Plan authorizes options to be granted in the form of Incentive Stock Options (“ISO”) or Nonstatutory Stock Options (“NSO”). As of March 31, 2021 and December 31, 2020, 171,863 shares of common stock are authorized to be issued under the 2016 Plan.

Teknova granted time-based and performance-based options for a term of ten years under the 2016 Plan. Time-based options vest over a four-year period with a one-year cliff. The company recognizes compensation expense for stock options over the vesting period. Forfeitures are recognized as incurred. Prior to the execution of the THP Transaction, 2,107,828 time-based options were fully vested. The remaining 792,172 unvested time-based options accelerated and became fully vested immediately upon the execution of the THP Transaction. The company repurchased 1,890,000

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

common stock options pursuant to the THP Transaction for $3.8469 per share. The company granted 151,863 performance-based options that vest upon a change of control, which excludes the THP Transaction.

When the 2020 Equity Incentive Plan became effective, no additional stock awards were granted under the 2016 Plan, although all outstanding stock awards granted under the 2016 Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2016 Plan.

The following table summarizes the activity under the 2016 Stock Plan for the indicated periods (unaudited) (in thousands, except share and per share data):

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2020	171,863	$0.79	7.80	$525
Granted	–	$–	–	–
Exercised	–	$–	–	–
Cancelled or forfeited	–	$–	–	–

Balance at March 31, 2021	171,863	$0.79	7.55	$525

Exercisable at March 31, 2021	20,000	$0.30	5.73	$71

Vested and expected to vest at March 31, 2021	20,000	$0.30	5.73	$71

As of March 31, 2021 and December 31, 2020, unrecognized stock compensation expense was $0.5 million.

2020 Equity Incentive Plan

Teknova’s board of directors and its stockholders approved the 2020 Plan, which reserved 1,677,077 shares of common stock for issuance thereunder.

The company granted time-based and performance-based options for a term of ten years under the 2020 Plan. The time-based options vest over a four-year period. Options to purchase common stock are granted with an exercise price equal to the fair market value of the company’s stock on the day of grant. The company recognizes compensation expense for stock options over the vesting period. Forfeitures are recognized as incurred. Performance-based options vest upon the meeting of certain expectations based on pre-established goals for growth in revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

The following table summarizes the activity under the 2020 Stock Plan for the indicated periods (unaudited) (in thousands, except share and per share data):

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2020	1,026,551	$1.96	9.75	$8,463
Granted	105,000	$10.20	–	–
Exercised	–	$–	–	–
Cancelled or forfeited	(5,000)	$3.46	–	–

Balance at March 31, 2021	1,126,551	$2.72	9.54	$8,430

Exercisable at March 31, 2021	154,513	$1.57	9.42	$1,334

Vested and expected to vest at March 31, 2021	154,513	$1.57	9.42	$1,334

Unrecognized compensation expense related to stock options was $2.9 million at March 31, 2021, which is expected to be recognized as expense over the weighted-average period of 2.82.

Stock-based compensation expense included in accompanying interim condensed financial statements was as follows (in thousands):

	For the Three Months Ended
	March 31, 2021	March 31, 2020
	(unaudited)
Research and Development	$26	$–
Sales and Marketing	22	–
General and administrative	135	–

Total stock-based compensation expense	$183	$–

Teknova uses the Black-Scholes option-pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the company to make assumptions and judgments about the variables used in the calculation, including the expected term, expected volatility and fair value of the company’s common stock, and an assumed risk-free interest rate. The assumptions used in the Black-Scholes option-pricing model were determined as follows:

Volatility. Since the company is not a publicly traded entity and therefore has limited historical data on volatility of its stock, expected volatility is based on the volatility of the stock of similar publicly traded entities. In evaluating similarity, the company considered factors such as industry, stage of life cycle, size, and financial leverage.

Fair value of underlying common stock. Because the company’s common stock is not yet publicly traded, the company must estimate the fair value of common stock. Management considers numerous objective and subjective factors to determine the fair value of the company’s common stock. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the company’s common stock; (ii) the prices, rights, preferences, and privileges of

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

the company’s convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions; and (vii) precedent transactions involving the company’s shares.

Risk-free interest rate. The risk-free rate that the company uses is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected life. As the company does not have sufficient historical exercise activity to estimate expected life, the expected life of options granted was determined using the “simplified” method, as illustrated in the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 107, as amended by SAB No. 110. Under this approach, the expected term is presumed to be the average of the weighted average vesting term and the contractual term of the option.

Dividend yield. Teknova has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Therefore, the company used an expected dividend yield of zero.

The weighted average assumptions used in the Black-Scholes option-pricing model are as follows:

	As of March 31, 2021	As of December 31, 2020
	(unaudited)
Estimated dividend yield	–%	–%
Weighted-average expected stock price volatility	36.16%	36.13%
Weighted-average risk-free interest rate	0.48%	0.45%
Expected term of options (in years)	6.25	6.25
Weighted-average fair value of common stock	$5.31	$4.84
Weighted-average fair value per option	$3.19	$3.15

Note 13. Net (Loss) Income Per Share Attributable to Common Stockholders

Basic and diluted net (loss) income per share is computed using the two-class method when it has issued shared that meet the definition of participating securities. Basic net (loss) income per share is computed by dividing net (loss) income attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net (loss) income per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and convertible preferred stock. For periods of net loss, basic and diluted earnings per share are the same as the effect of the assumed exercise of stock options and convertible preferred stock is anti-dilutive.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to common stockholders (in thousands, except share and per share data):

	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
Net (loss) income attributable to stockholders	$(652)	$948
Undistributed income attributable to preferred stockholders	–	(787)

Net (loss) income attributable to common stockholders	$(652)	$161

Basic weighted-average common stock outstanding	1,920,000	1,920,000
Weighted-average effect of potentially dilutive securities:
Stock options	–	20,000
Convertible Series A preferred stock	–	–

Dilutive weighted-average common stock	1,920,000	1,940,000

Earnings per share attributable to common stockholders:
Basic	$(0.34)	$0.08
Diluted	$(0.34)	$0.08

The following is a summary of the common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive:

	For the Three Months Ended March 31,
	2021	2020
	(unaudited)
Stock options to purchase common stock	1,200,692	–
Convertible Series A preferred stock	9,342,092	9,342,092

Total	10,542,784	9,342,092

Note 14. Related Parties

The company has identified the following as related parties through common control: Meeches, LLC and Thomas E. Davis, LLC, as the entities are controlled by Ted Davis, Teknova’s founder and a current director and five percent stockholder of the company.

The company leases certain real property and has a related party note receivable totaling approximately $0.5 million as of December 31, 2020 from Thomas E. Davis, LLC. The related party notes receivable were secured by a first priority Deed of Trust on the leased property and bore interest at 6% per annum, and interest payments were received monthly. The principal balance was payable in one payment and had an original maturity date of July 1, 2019, which was extended by the company to July 1, 2020. On June 16, 2020 the company executed an additional amendment to the note receivable to extend the maturity date to July 1, 2021. On March 31, 2021, the $0.5 million note receivable was paid in full.

The company leases certain real property from Meeches, LLC and does not have any outstanding balances owed to Meeches LLC.

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

Note 15. Commitments and Contingencies

Obligations under Operating Leases

The company has various non-cancelable operating leases for buildings and land for office and manufacturing space in Hollister, California. The leases have a lease term with varying expiration dates, which represent the non-cancelable periods of the leases and include extension options.

The lease agreement with Thomas E Davis, LLC, a related party (see “Note 14. Related Parties”) commenced in March 2017, with a payment of $5.0 thousand a month and a one-year term. The company has the option to extend the term of the lease for two additional separate, successive terms of one year each, following the expiration of the initial term of the lease. The company must give notice of exercise of at least ninety days prior to the commencement of the option term. The company entered into a lease extension in June 2020 and extended the lease term until June 2021.

The lease agreement with Meeches, LLC, a related party (see “Note 14. Related Parties”) commenced in September 2019, with a payment of $20.0 thousand a month and a five-year term.

Rent expense for the three months ended March 31, 2021 and 2020 was $0.4 million and $0.3 million, respectively.

Future minimum lease payments with unrelated and related parties as of March 31, 2021 are as follows (in thousands):

	Unrelated	Related	Total
	(unaudited)
Remainder of 2021	$1,051	$207	$1,258
2022	1,468	267	1,735
2023	1,498	279	1,777
2024	1,537	191	1,728
2025	1,060	–	1,060
2026 and thereafter	–	–	–

Total future minimum lease payments	$6,599	$944	$7,558

Future minimum lease payments with unrelated and related parties as of December 31, 2020 are as follows (in thousands):

	Unrelated	Related	Total
2021	$1,384	$285	$1,669
2022	1,468	267	1,735
2023	1,498	279	1,777
2024	1,537	191	1,728
2025	1,060	–	1,060
2026 and thereafter	–	–	–

Total future minimum lease payments	$6,947	$1,022	$7,969

Litigation

Teknova’s industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, the company may be subject to various legal

ALPHA TEKNOVA, INC.

Notes to Unaudited Interim Condensed Financial Statements

proceedings from time to time. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the company because of defense and settlement costs, diversion of management resources, and other factors. Any current litigation is considered immaterial and counter claims have been assessed as remote.

Note 16. Income Taxes

For the three months ended March 31, 2021 and March 31, 2020, the Company recorded an income tax benefit of $0.2 million and income tax expense of $0.1 million, respectively. The effective tax rate was approximately 20.5% for the three months ended March 31, 2021, compared to 7.3% for the period ended March 31, 2020. The effective tax rate for the three months ended March 31, 2021 was lower than the statutory tax rate due to state losses not expected to be benefited. In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses. The CARES Act amends the Net Operating Loss (“NOL”) provisions of the Tax Cuts and Jobs Act, allowing for the carryback of losses arising in tax years 2018, 2019 and 2020, to each of the five taxable years to generate a refund of previously paid income taxes. As of March 31, 2021, the Company had an income tax receivable of $1.2 million related to anticipated refund claims.

The Company had no unrecognized tax benefits at March 31, 2021 and 2020. The company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not expect the balance of unrecognized tax benefits will change significantly over the next twelve months. The Company has not accrued interest or penalties related to uncertain tax positions as of March 31, 2021.

Note 17. Subsequent Events

Teknova has evaluated all events occurring from March 31, 2021 through May 14, 2021, the date the interim condensed financial statements were available to be issued.

                Shares

Alpha Teknova, Inc.

Common Stock

Joint Book-Running Managers

Cowen	William Blair

Co-Managers

BTIG	Stephens Inc.

Through and including                    ,                 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Alpha Teknova, Inc. (the “Registrant”) in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and The Nasdaq Stock Market LLC initial listing fee.

SEC registration fee	$*
FINRA filing fee	*
Nasdaq initial listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware (“DGCL”) permits a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation, which will become effective immediately prior to the closing of the offering, provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Registrant’s amended and restated certificate of incorporation that will be in effect upon the closing of this offering permits the Registrant to indemnify its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the Registrant’s amended and restated bylaws that will be in effect upon the closing of this offering provide that the Registrant will indemnify its directors and officers and permit the Registrant to indemnify its employees and other agents, in each case to the maximum extent permitted by the DGCL.

The Registrant has entered, and expects to continue to enter, into indemnification agreements with its directors and officers, that may be broader than the specific indemnification provisions contained in the DGCL. These agreements, among other things, require the Registrant to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. These indemnification agreements also require the Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions.

The Registrant’s amended and restated bylaws will provide that the Registrant may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) against any liability, expense or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Registrant will obtain prior to the closing of the offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims related to various liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, and otherwise. The Registrant’s investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of the Registrant’s common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, the Registrant has issued the following unregistered securities:

(a) Sale of Series A Preferred Stock

On January 14, 2019, the Registrant issued and sold an aggregate of 9,342,092 shares of its Series A preferred stock at a purchase price of $3.8469196 per share for aggregate consideration of approximately $35.9 million to two affiliated investors.

No broker-dealers were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Each of the investors in the transaction described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Grants and Exercises of Stock Options

Since January 1, 2018 through the date hereof the Registrant granted to its employees, directors and consultants stock options to purchase an aggregate of 1,283,414 shares of common stock under its 2016 Plan and 2020 Plan at exercise prices per share ranging from $0.85 to $10.20. The grants were as follows:

∎	on January 10, 2019, the Registrant granted stock options to purchase an aggregate of 151,863 shares of its common stock with an exercise price of $0.85 per share pursuant to the 2016 Plan;

∎	on August 31, 2020, the Registrant granted stock options to purchase an aggregate of 816,551 shares of its common stock with an exercise price of $1.5686 per share pursuant to the 2020 Plan;

∎	on December 23, 2020, the Registrant granted stock options to purchase an aggregate of 165,000 shares of its common stock with an exercise price of $3.46 per share pursuant to the 2020 Plan;

∎	on December 28, 2020, the Registrant granted stock options to purchase an aggregate of 45,000 shares of its common stock with an exercise price of $3.46 per share pursuant to the 2020 Plan; and

∎	on March 30, 2021, the Registrant granted stock options to purchase an aggregate of 105,000 shares of its common stock with an exercise price of $10.20 per share pursuant to the 2020 Plan.

On January 31, 2019, options to purchase 900,000 shares of the Registrant’s common stock were exercised for aggregate consideration in the amount of $270,000.

The issuances of the securities described above were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number		Exhibit Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	*	Amended and Restated Bylaws, as currently in effect.

3.3	*	Amended and Restated Certificate of Incorporation, to be effective immediately prior to the closing of this offering.

Exhibit Number		Exhibit Description

3.4	*	Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering.

4.1	*	Form of Common Stock Certificate.

4.2	*	Investors’ Rights Agreement, dated as of January 14, 2019, by and among Alpha Teknova, Inc., and certain of its stockholders.

5.1	*	Opinion of Paul Hastings LLP.

10.1	+*	Alpha Teknova, Inc. 2016 Stock Plan.

10.2	+*	Alpha Teknova, Inc. 2016 Stock Plan Stock Option Agreement.

10.3	+*	Alpha Teknova, Inc. 2020 Equity Incentive Plan.

10.4	+*	Alpha Teknova, Inc. 2020 Equity Incentive Plan Form of Stock Option Agreement.

10.5	+*	Alpha Teknova, Inc. 2021 Equity Incentive Plan.

10.6	+*	Alpha Teknova, Inc. 2021 Equity Incentive Plan Form of Stock Option Agreement.

10.7	+*	Alpha Teknova, Inc. 2021 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement.

10.8	+*	Alpha Teknova, Inc. 2021 Employee Stock Purchase Plan.

10.9	+#*	Offer Letter, dated as of November 16, 2019, between Alpha Teknova, Inc. and Stephen Gunstream.

10.10	+*	Offer Letter, dated as of January 14, 2019, between Alpha Teknova, Inc. and Ted Davis.

10.11	+*	Offer Letter, dated as of January 14, 2019, between Alpha Teknova, Inc. and Irene Davis.

10.12	+*	Offer Letter, dated as of August 18, 2020, between Alpha Teknova, Inc. and Damon Terrill.

10.13	+*	Offer Letter, dated as of January 22, 2021, between Alpha Teknova, Inc. and Matthew Lowell.

10.14	+*	Offer Letter, dated as of November 4, 2020, between Alpha Teknova, Inc. and Lisa Hood.

10.15	+*	Offer Letter, dated as of November 24, 2020, between Alpha Teknova, Inc. and Neal Goodwin.

10.16	+*	Form of Indemnification Agreement between Alpha Teknova, Inc. and each of its directors and officers.

10.17	+*	Alpha Teknova, Inc. Annual Incentive Bonus Plan.

10.18	+*	Lease Agreement, dated December 1, 2015, between Michael and Paige McCullough and Alpha Teknova, Inc.

10.19	*	Lease Agreement, dated November 1, 2015, between McMar LLC and Alpha Teknova, Inc.

10.20	*	Lease Addendum, dated February 9, 2017, between McMar LLC and Alpha Teknova, Inc.

10.21	*	Lease, dated September 1, 2019, between Meeches LLC and Alpha Teknova, Inc.

10.22	*	Lease Agreement, dated December 29, 2020, between Simmco LLC and Alpha Teknova, Inc.

Exhibit Number		Exhibit Description

10.23	*	Warehouse Lease Agreement, dated January 1, 2021, between Mooney Family LP and Alpha Teknova, Inc.

10.24	*	Commercial Lease Agreement, dated October 7, 2020, between Ken and Jill Gimelli, LLC and Alpha Teknova, Inc.

10.25	*	Credit and Security Agreement (Revolving Loan), dated as of March 26, 2021, by and among Alpha Teknova, Inc. and Midcap
Financial Trust, as agent and as a lender, and the additional lenders from time to time party thereto.

10.26	*	Credit and Security Agreement (Term Loan), dated as of March 26, 2021, by and among Alpha Teknova, Inc. and Midcap Financial
Trust, as agent and as a lender, and the additional lenders from time to time party thereto.

23.1	*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page of this registration statement).

*	To be filed by amendment.
+	Management contract or compensatory plan or arrangement.
#	Certain confidential information contained in this Exhibit has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hollister, California, on the                day of                , 2021.

Alpha Teknova, Inc.

By:
Stephen Gunstream President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Gunstream and Matt Lowell, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Alpha Teknova, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stephen Gunstream	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Matt Lowell	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Irene Davis	Director	, 2021

Ted Davis	Director	, 2021

Paul Grossman	Director	, 2021

Alexander Herzick	Director	, 2021

J. Matthew Mackowski	Director	, 2021